UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2021

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

Level 61, MLC Centre, 25 Martin Place, Sydney, NSW 2000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1.01	Entry into a Material Definitive Agreement

On November 5, 2021, Naked Brand Group Limited (“NBG”) entered into a definitive stock purchase agreement providing for NBG to complete a combination (the “Combination”) with Cenntro Automotive Group Limited, a Hong Kong company (“CAG HK”), Cenntro Automotive Corporation, a Delaware corporation (“CAC”), and Cenntro Electric Group, Inc., a Delaware corporation (“CEG” and, collectively with CAG HK and CAC, “Cenntro”). Concurrently with the execution of the definitive stock purchase agreement for the Combination, NBG entered into a definitive loan agreement for, and funded, a US$30 million secured loan (the “Loan”) to Cenntro.

Cenntro is a designer and manufacturer of electric light- and medium-duty commercial vehicles (“ECVs”). Cenntro’s purpose-built ECVs are designed to serve a variety of corporate and governmental organizations in support of city services, last-mile delivery, and other commercial applications. As of June 30, 2021, Cenntro had sold or put into service more than 3,100 units of its first ECV model, the Metro®, in 16 countries across North America, Europe, and Asia. The Metro® has been driven over seven million miles by commercial end-users in China alone. Cenntro plans to introduce four new ECV models to serve the light- and medium-duty market by the end of 2021. Its mission is to leverage its technological and research and development capabilities in areas such as vehicle design, digital component development, vehicle control software, and “smart” driving to become a technology leader in the ECV market.

In addition, NBG has entered into definitive agreements for (i) an “at-the-market” offering, through Maxim Group, LLC (“Maxim”), of up to US$300 million of NBG ordinary shares (the “ATM Offering”) and (ii) a private placement to certain accredited investors of US$30 million of NBG ordinary shares and warrants to purchase NBG ordinary shares (the “Private Placement”).

Attached to this report is additional information relating to the Combination and Cenntro, including risk factors relating to the Combination and Cenntro, Cenntro’s management’s discussion and analysis of financial condition and results of operations, a description of Cenntro’s business, pro forma combined financial information, and the consolidated financial statements of Cenntro. Shareholders of NBG and other interested parties are encouraged to carefully read this report, including the information attached hereto and the exhibits hereto, because it contains important information about the Combination and Cenntro.

The Combination

Acquisition Agreement

On November 5, 2021, NBG entered into a Stock Purchase Agreement (the “Acquisition Agreement”) with Cenntro Automotive Group Limited, a Cayman Islands company (“CAG”), and CAG HK, CAC, and CEG, each a wholly owned subsidiary of CAG.

Pursuant to the Acquisition Agreement, NBG will purchase from CAG, and CAG will sell to NBG (the “Acquisition”), (i) all of the issued and outstanding ordinary shares of CAG HK (the “CAG HK Shares”), (ii) all of the issued and outstanding shares of common stock, par value $0.001 per share, of CAC (the “CAC Shares”), and (iii) all of the issued and outstanding shares of common stock, par value $0.01 per share, of CEG (the “CEG Shares” and, together with the CAG HK Shares and the CAC Shares, the “Cenntro Shares”).

The consummation of the Acquisition (the “Closing”) is expected to occur by December 31, 2021, after the required approval by the shareholders of NBG and CAG and the satisfaction or waiver of the other closing conditions set forth in the Acquisition Agreement, including the condition that NBG have cash of at least US$282 million and liabilities of no more than $10 million in the aggregate immediately prior to the Closing, and that The Nasdaq Stock Market LLC (“Nasdaq”) have approved the initial listing application in connection with the Acquisition with respect to the Acquisition Shares (as defined below) and the Acquisition Shares have been approved for listing on Nasdaq as of the Closing.

There can be no assurance, however, that the closing conditions set forth in the Acquisition Agreement will be satisfied or waived. For instance, NBG may be unsuccessful in completing Additional Financings (as defined below) in order to satisfy the US$282 million minimum cash condition, Nasdaq may not approve the initial listing application, or the shareholders of NBG or CAG may not approve the Acquisition. Accordingly, there can be no assurance that the Acquisition will be consummated on the terms described in this report, or at all.

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The Acquisition Agreement is attached as Exhibit 10.1 hereto and incorporated herein by reference. The following summary of the Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Consideration

The aggregate purchase price for the Cenntro Shares will be a number of NBG ordinary shares (the “Acquisition Shares”) equal to seven-thirds (7/3) times (i) the number of fully diluted NBG ordinary shares outstanding immediately prior to the Closing (as determined in accordance with the Acquisition Agreement and described below), less (ii) the number of NBG ordinary shares underlying the Converted Options (as defined below). Promptly following the Closing, CAG will distribute the Acquisition Shares to the holders of capital stock of CAG in accordance with the distribution described in the Acquisition Agreement. Each CAG employee stock option outstanding immediately prior to the Closing will be converted into an option to purchase a number of NBG ordinary shares equal to the number of CAG shares for which such stock option was exercisable immediately prior to the Closing multiplied by the Exchange Ratio (as defined below) at an option exercise price equal to the exercise price per share of such stock option immediately prior to the Closing divided by the Exchange Ratio, as determined in accordance with the Acquisition Agreement (the “Converted Options”). Following the Closing, the Acquisition Shares will be registered for resale with the SEC by NBG.

The number of fully diluted NBG ordinary shares outstanding, as determined in accordance with the Acquisition Agreement, will be equal to the sum of (i) the number of issued and outstanding NBG ordinary shares (including restricted stock) immediately prior to the Closing, plus (ii) the number of NBG ordinary shares underlying restricted stock units and performance units and issuable upon the exercise, conversion, or other exchange of options, warrants, preferred shares, convertible debt securities, or similar rights issued outstanding immediately prior to the Closing or that a third party otherwise has the right to acquire. However, the number of fully diluted NBG ordinary shares outstanding will exclude (i) a number of NBG ordinary shares issued in up to $100 million of Additional Financings that corresponds to the amount of cash in excess of US$282 million held by NBG immediately prior to the closing divided by the volume weighted average price, based on the greater of (A) the additional financing price per share and (B) the additional financing floor price per share, of the NBG ordinary shares issued in such Additional Financings, as determined in accordance with the Acquisition Agreement, and (ii) the NBG ordinary shares issuable under the Incentive Award (as defined below) granted to Justin Davis-Rice, NBG’s Executive Chairman and Chief Executive Officer.

The exchange ratio, as determined in accordance with the Acquisition Agreement, will be equal to (i) (a) the Acquisition Shares, less the number of Acquisition Shares distributable by CAG to the holders of its preferred shares in satisfaction of their liquidation preference, as determined in accordance with the Acquisition Agreement, multiplied by (b) the ratio of (I) the aggregate number of shares of CAG capital stock underlying the CAG employee stock options that are outstanding immediately prior to the Closing over (II) the fully diluted shares of CAG capital stock outstanding, divided by (ii) the aggregate number of shares of CAG capital stock underlying the CAG employee stock options that are outstanding immediately prior to the Closing (the “Exchange Ratio”).

Tax Treatment

The parties intend that the Acquisition will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the Acquisition Agreement was adopted as a “plan of reorganization” within the meaning of Section 368 of the Code.

Representations and Warranties

The Acquisition Agreement contains representations and warranties of CAG relating to, among other things, organization and qualification; authority relative to the Acquisition Agreement; no conflicts; required filings and consents; capitalization; ownership of the Company Shares; and board, shareholder, and other necessary approvals.

The Acquisition Agreement also contains representations and warranties of Cenntro relating to, among other things, organization and qualification; subsidiaries; capitalization; authority relative to the Acquisition Agreement; no conflicts; required filings and consents; compliance with laws; Cenntro financial statements; no undisclosed liabilities; absence of certain changes or events; absence of litigation; employee benefit plans; labor and employment matters; restrictions on business activities; title to property; intellectual property; taxes; environmental matters; agreements; insurance; governmental actions and filings; customers and suppliers; inventory; anti-corruption laws; interested party transactions; board, shareholder, and other necessary approvals; and brokers.

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The Acquisition Agreement contains representations and warranties of NBG relating to, among other things, organization and qualification; subsidiaries; capitalization; authority to enter into and consummate to the Acquisition Agreement; absence of conflicts, required filings and consents; compliance with laws; financial statements; absence of undisclosed liabilities; absence of certain changes or events; absence of litigation; employee benefit plans; labor matters; restrictions on business activities; title to property; intellectual property; taxes; environmental matters; agreements; insurance; governmental actions and filings; anti-corruption laws; interested party transactions; listing of securities; board, shareholder, and other necessary approvals; and brokers.

Covenants

The Acquisition Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the Acquisition and efforts to satisfy conditions to the consummation of the Acquisition. The Acquisition Agreement also contains additional customary covenants of the parties, as well as the following:

●	As promptly as practicable, NBG will prepare and file with ASIC a notice of meeting for the purpose of convening an extraordinary general meeting of the holders of NBG’s ordinary shares to consider and, if thought fit, vote in favor of (A) an ordinary resolution of shareholders to approve the acquisitions of relevant interests by way of the issuance of the Acquisition Shares to CAG and, to the extent required, the distribution of those shares by CAG to the holders of capital stock of CAG, and by way of the lock-up agreements described below, for the purposes of Item 7 of Section 611 of the Australian Corporations Act and for all other purposes, (B) a special resolution of shareholders to approve the change of NBG’s name from “Naked Brand Group Limited” to “Cenntro Electric Group Limited”, (C) the approval by special resolution of shareholders to approve amendments to NBG’s constitution to permit three staggered classes of directors, (D) an ordinary resolution of shareholders to approve the consolidation of NBG’s share capital at a ratio to be mutually agreed by the parties, (E) an ordinary resolution of shareholders to approve the election of directors identified pursuant to the Acquisition Agreement, and (F) resolutions of shareholders to approve any other proposals reasonably agreed by NBG and CAG to be necessary or appropriate in connection with the transactions contemplated by the Acquisition Agreement (the “NBG Shareholder Matters”).

●	NBG will take all such action within its power as may be necessary or appropriate such that, immediately following the Closing Date, the board of directors of NBG will consist of up to five directors, which will initially include one director nominee to be designated by NBG, in its sole discretion, prior to the Closing, and four director nominees to be designated by the Wang Parties (as defined below), in their sole discretion, prior to the Closing. In addition, NBG will take all such action within its power as may be necessary or appropriate such that, immediately following the Closing Date, the current executive officers of Cenntro will be the initial executive officers of NBG after the Acquisition, as follows: Peter Wang, Chief Executive Officer; Edmond Cheng, Chief Financial Officer; Wei Zhong, Chief Technology Officer; and Marianne McInerney, Chief Marketing Officer.

●	NBG will completely divest itself of the business operated through FOH Online Corp., a wholly owned subsidiary of NBG.

●	NBG, CAG and Cenntro will cooperate to establish an equity incentive plan and an employee stock purchase plan.

●	At any time on or prior to the Closing Date, NBG may consummate the sale of newly issued NBG ordinary shares or NBG ordinary share equivalents, for cash, in one or more public or private additional financings; provided that the additional financings will not exceed gross proceeds of US$100 million in the aggregate, on such terms as NBG, after consultation with CAG, will determine, in its reasonable discretion (an “Additional Financing”); and provided, further, that all such Additional Financings meet certain other conditions as set forth in the Acquisition Agreement.

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Conditions to Closing

General Conditions. The consummation of the Acquisition contemplated by the Acquisition Agreement is conditioned upon, among other things:

●	Either (i) CAG will have received a written no objection notification under Foreign Acquisitions and Takeovers Act 1975 (Cth) of the Commonwealth of Australia, and any regulations made under it (“FATA”) from the Australian Commonwealth Treasurer (or its delegate) in respect of CAG and certain holders of the capital stock of CAG acquiring the Acquisition Shares in accordance with this Agreement, either on an unconditional basis or subject to such conditions acceptable to CAG (acting reasonably and in good faith), or (ii) the Australian Commonwealth Treasurer, by reason of lapse of time, will no longer be empowered to make an order under the FATA in respect of the acquisition of the Acquisition Shares by CAG and certain holders of the capital stock of CAG in the manner contemplated by the Acquisition Agreement on grounds that the Australian Commonwealth Treasurer was otherwise empowered to make under the FATA.

●	The Acquisition will have been (i) approved by the prior written consent of China Logistic Investment Holding (5) Limited and (ii) approved and authorized by holders of issued and outstanding shares of CAG capital stock, which carry, in the aggregate, not less than two-thirds of the total voting power of all the issued and outstanding shares of CAG.

●	The NBG Shareholder Matters will have been approved by the required affirmative vote of the shareholders of NBG.

●	No governmental authority will have enacted, issued, promulgated, enforced or entered any law, rule, regulation, award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling which is then in effect and has the effect of making the Acquisition illegal or otherwise prohibiting consummation of the Acquisition.

●	All specified waiting periods (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), will have expired or been terminated.

●	The initial listing application filed with Nasdaq in connection with the transactions contemplated by the Acquisition Agreement with respect to the Acquisition Shares will have been approved and the Acquisition Shares will have been approved for listing on Nasdaq, as of the date of the Closing.

●	NBG will have entered into the registration rights agreement, as described below.

NBG’s Conditions to Closing. The obligations of NBG to consummate the Acquisition are also conditioned upon, among other things:

●	The representations and warranties of CAG and Cenntro will be true and correct as of the date of the Closing (subject to certain bring-down standards).

●	CAG and Cenntro will have performed or complied in all material respects with all agreements and covenants required by the Acquisition Agreement to be performed or complied with by them on or prior to the date of the Closing.

●	No material adverse effect with respect to Cenntro, taken as a whole, will have occurred between the date of the Acquisition Agreement and the Closing.

●	No litigation, suit, claim, action, proceeding or investigation will be pending or threatened by any governmental entity which is reasonably likely to prevent consummation of the transactions contemplated by the Acquisition Agreement, cause any of the transactions contemplated by the Acquisition Agreement to be rescinded following consummation, or affect materially and adversely the right of Cenntro to own, operate, or control Cenntro or any of the assets and operations of Cenntro following the Acquisition and no award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling issued by a governmental authority to any such effect will be in effect.

●	CAG will have obtained certain consents and approvals described in the Acquisition Agreement.

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CAG’s and Cenntro’s Conditions to Closing. The obligations of CAG and Cenntro to consummate the Acquisition are also conditioned upon, among other things:

●	The representations and warranties of the representations and warranties of NBG will be true and correct as of the date of the Closing (subject to certain bring-down standards).

●	NBG will have performed or complied in all material respects with all agreements and covenants required by the Acquisition Agreement to be performed or complied with by it on or prior to the date of the Closing.

●	No material adverse effect with respect to NBG and its subsidiaries, taken as a whole, will have occurred between the date of the Acquisition Agreement and the Closing.

●	No litigation, suit, claim, action, proceeding or investigation will be pending or threatened by any governmental entity which is reasonably likely to prevent consummation of the transactions contemplated by the Acquisition Agreement, cause any of the transactions contemplated by the Acquisition Agreement to be rescinded following consummation, or affect materially and adversely or otherwise encumber the title of the Acquisition Shares to be issued to CAG by NBG in connection with the Acquisition and no award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling issued by a governmental authority to any such effect will be in effect.

●	NBG will have obtained certain consents and approvals described in the Acquisition Agreement.

●	NBG will have been in compliance in all material respects with the reporting requirements under the Securities Act of 1933, as amended (“Securities Act”) and the Securities Exchange Act of 1934, as amended (“Exchange Act”) between the date of the Acquisition Agreement and the Closing.

●	NBG’s chief executive officer and chief financial officer will have resigned from all of their positions and offices with NBG.

●	NBG will have completed the divestiture of the business operated through FOH Online Corp., in compliance with the terms and conditions of the Acquisition Agreement.

●	NBG will have cash of at least US$282 million immediately prior to the Closing.

●	The five-day average trading price for the five consecutive trading days ending on (and inclusive of) the date of the Closing (after giving effect to the consolidation of share capital of NBG completed by NBG Shareholder Matters) will not be less than US$5.00 per NBG ordinary share.

●	NBG and its subsidiaries will not have any liabilities in excess of US$10 million in the aggregate, other than certain non-monetary or contingent liabilities described in the Acquisition Agreement.

Waivers

At any time prior to the Closing, any party may (a) extend the time for the performance of any obligation or other act of any other party, (b) waive any inaccuracy in the representations and warranties of any other party contained in the Acquisition Agreement or in any document delivered pursuant thereto, or (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Delay in exercising or failure to assert any right under the Acquisition Agreement will not constitute a waiver of such right. Any waiver of any term or condition will not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of the Acquisition Agreement.

Termination

The Acquisition Agreement may be terminated at any time prior to the Closing:

●	by mutual written consent of NBG and CAG at any time;

●	by either NBG or CAG if the Closing has not occurred on or before May 5, 2022 (the “Outside Date”); provided that the right to terminate the Acquisition Agreement will not be available to any party whose action or failure to act has been a principal cause of or primarily resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of the Acquisition Agreement;

●	by either NBG or CAG if any governmental authority will have enacted, issued, promulgated, enforced or entered any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling which has become final and non-appealable and has the effect of permanently making consummation of the Acquisition illegal or otherwise preventing or prohibiting consummation of the Acquisition;

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●	by either NBG or CAG upon a material breach of any covenant or agreement set forth in the Acquisition Agreement on the part of CAG or Cenntro or NBG, as applicable, or if any representation or warranty of CAG or Cenntro or NBG, as applicable, has become inaccurate or untrue such that the conditions to closing would not be satisfied as of the time of such breach or as of the time such representation or warranty having become untrue, and if curable, has not cured by the earlier of 30 days after notice of such breach and the Outside Date; provided that the terminating party is itself not in material breach of the Acquisition Agreement that has not been cured;

●	by NBG, if CAG fails to obtain the requisite approval of the Acquisition by CAG’s shareholders within 20 business days following the date of the Acquisition Agreement; or

●	by CAG or NBG, if the NBG Shareholder Matters fail to receive the requisite vote for approval at the extraordinary general meeting called for the purpose of voting in favor of the NBG Shareholder Matters.

Independent Expert

NBG has commissioned an independent expert to provide a report as to whether the Acquisition is fair and reasonable to the shareholders of NBG. As of the date of this report, the independent expert has not provided its final report to NBG. There can be no assurance that the independent expert will find that the Acquisition is both fair and reasonable to NBG shareholders, especially in light of the uncertainties in valuing an emerging company like Cenntro, which is in an early stage of development and operates in an industry with numerous other early stage participants.

Interests of Management

Certain of NBG’s executive officers have interests in the Acquisition that are different from, or in addition to, those of other shareholders generally. NBG’s directors were aware of and considered these interests, among other matters, in evaluating the Acquisition and in recommending it to shareholders. These interests include, among other things, the fact that:

Phantom Warrants. In January 2021, NBG’s board of directors granted to an entity associated with Justin Davis-Rice, NBG’s Executive Chairman and Chief Executive Officer, phantom warrants (the “Phantom Warrants”) with a strike price equal to US$0.37 (the 20-day volume-weighted average price of the NBG ordinary shares). The Phantom Warrants vest in three tranches, with the first tranche having vested immediately, the second tranche having vested on July 21, 2021 and the third tranche vesting on January 21, 2022. Each tranche will cover 1.5% of the outstanding NBG ordinary shares as of the date of vesting and will expire three years after its vesting date. Upon exercise, NBG will net cash settle the Phantom Warrants. The first and second tranches have both been exercised and settled. In order to facilitate the Combination, an agreement was reached for the payment due under the third tranche to be accelerated upon consummation of the Acquisition and for the NBG ordinary shares issued in the Acquisition to be included in the determination of the settlement amount. Based on the assumptions described in “—Pro Forma Ownership” below, NBG estimates that Mr. Davis-Rice’s associated entity will receive approximately US$11.9 million in settlement of the Phantom Warrants. The actual amount may be substantially more or less than this estimate, depending on the future market price of the NBG ordinary shares and the number of NBG ordinary shares issued in the ATM Offering and the Private Placement.

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Incentive Award. In September 2021, NBG’s board of directors granted to an entity associated with Mr. Davis-Rice an incentive award (the “Incentive Award”), as follows: on the first, second and third anniversary of the grant of the award, Mr. Davis-Rice’s associated entity will be granted ordinary shares with a market value equal to 1.5% of the increase in NBG’s total market capitalization since the grant of the award. The market value of the ordinary shares to be issued and the total market capitalization will be determined based on the daily VWAP for NBG’s ordinary shares for the five trading days immediately prior to the applicable anniversary. The payment of the Incentive Award will be accelerated in the event of a change in control of NBG (including the Combination with Cenntro), and the NBG ordinary shares issued in the change in control generally will be included in determining the total market capitalization (and will be so included in the case of the Combination with Cenntro). Based on the assumptions described in “—Pro Forma Ownership” below, NBG estimates that it will issue approximately 112.7 million NBG ordinary shares to Mr. Davis-Rice’s associated entity upon settlement of the Incentive Award in connection with the Acquisition. The actual amount may be substantially more or less than this estimate, depending on the future market price of the NBG ordinary shares and the number of NBG ordinary shares issued in the Acquisition, the ATM Offering and the Private Placement.

Director Payments. Subject to approval by the shareholders of NBG, each of the non-executive directors of NBG will receive a cash payment of US$1,000,000 in connection with the Closing of the Acquisition.

Pro Forma Ownership

NBG estimates that Additional Financings in an aggregate amount of approximately US$50 million will be necessary in order to satisfy the US$282 million minimum cash condition. NBG intends to consummate the Private Placement and sell shares in the ATM Offering (each of which may qualify as an Additional Financing) in order to raise such amount. Assuming that NBG raises approximately $20 million in the ATM Offering and $30 million in the Private Placement, such that it has exactly US$282 million of cash immediately prior the Closing, and that the November 2021 Warrants (as defined below) are exercised through a Black-Scholes cashless exercise, and using (i) an assumed price per NBG ordinary share of US$0.6017 (the closing price as of October 29, 2021) for determining the number of NBG ordinary shares to be issued upon Black-Scholes cashless exercise of the Warrants and upon acceleration of the Incentive Award granted to Mr. Davis-Rice’s associated entity, and (ii) an assumed sales price per NBG ordinary shares of US$0.5716 (95% of the closing price as of October 29, 2021) for sales in the ATM Offering, NBG estimates that it will issue approximately 35.0 million NBG ordinary shares in the ATM Offering, 133.2 million NBG ordinary shares in the Private Placement, 112.7 million NBG ordinary shares upon settlement of the Incentive Award, and 2,332.7 million NBG ordinary shares to CAG to be distributed to CAG’s shareholders. In addition, there would be options and warrants to purchase 185.4 million NBG ordinary shares outstanding (including the Converted Options).

Immediately after the Closing, based on the assumptions set forth above, the shares issued to CAG to be distributed to CAG’s shareholders would represent 62.9% of the fully-diluted NBG ordinary shares, the shares of NBG outstanding as of the date of this report would represent 24.5% of the fully-diluted NBG ordinary shares, the shares issued in the Private Placement would represent 3.6% of the fully-diluted NBG ordinary shares, the shares issued in the ATM Offering would represent 0.9% of the fully-diluted NBG ordinary shares, the shares issued to Mr. Davis-Rice’s associated entity under the Incentive Award would represent 3.0% of the fully-diluted NBG ordinary shares, and the aggregate number of NBG ordinary shares underlying options and warrants (including the Converted Options) would represent 5.0% of the fully-diluted NBG ordinary shares.

The foregoing amounts are estimates only and depend to a high degree on assumptions about the future market price of NBG’s ordinary shares, which is inherently unpredictable. The number of NBG ordinary shares issued in the transactions is likely to be different than, and may be substantially more or less than, the amounts set forth above, depending on the future market price of the NBG ordinary shares. However, because the number of NBG ordinary shares issuable to the shareholders of CAG generally is based on the number of fully diluted NBG ordinary shares outstanding immediately prior to the Closing, issuances of additional NBG ordinary shares in the ATM Offering or the Private Placement will dilute the existing shareholders of NBG, but not the shareholders of CAG, except to the extent NBG has in excess of US$282 million in cash at the Closing that was raised in Additional Financings, subject to certain requirements detailed in the Acquisition Agreement. The NBG ordinary shares issued to Mr. Davis-Rice under his Incentive Award will dilute both the existing shareholders of NBG and the shareholders of CAG.

Loan Agreement

In connection with the execution of the Acquisition Agreement, the parties entered into a loan agreement (the “Loan Agreement”) pursuant to which NBG made a loan to Cenntro in an aggregate principal amount of US$30 million (the “Loan”). The aggregate principal amount of the Loan and accrued and unpaid interest will mature on the date that is 90 calendar days after the termination of the Acquisition Agreement (the “Maturity Date”) or 90 days after written demand for payment if the Acquisition is consummated. Interest on the outstanding principal amount of the Loan will accrue at the rate of 10% per annum, payable on the Maturity Date. The Loan is secured by substantially all of the assets of Cenntro and, upon the reasonable request of NBG, the subsidiaries of Cenntro.

The Loan Agreement is attached as Exhibit 10.2 hereto and incorporated herein by reference. The foregoing description of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

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Support Agreements and Statements of Intention

In connection with the execution of the Acquisition Agreement, certain shareholders of CAG, who hold sufficient ordinary and preferred shares of CAG to approve the Acquisition, have entered into support agreements pursuant to which they have agreed, among other things, to execute written consents to approve the Acquisition. In connection with the execution of the Acquisition Agreement, certain shareholders of NBG have delivered statements of intention to vote in favor of the Acquisition at a meeting called to approve the Acquisition by the NBG shareholders.

The form of support agreement is attached as Exhibit 10.3 hereto and incorporated herein by reference. The foregoing description of the form of support agreement does not purport to be complete and is qualified in its entirety by reference to such exhibits.

Lockup Agreements

In connection with the execution of the Acquisition Agreement, certain shareholders of CAG entered into lock-up agreements with NBG, pursuant to which they agreed not to transfer the NBG ordinary shares beneficially owned or owned of record by them for a period of 180 days after consummation of the Acquisition. The book-entry positions evidencing the Acquisition Shares issued under the Acquisition Agreement will each include prominent disclosure or bear a prominent legend evidencing the fact that such shares are subject to such lock-up provisions.

The form of lock-up agreement is attached as Exhibit 10.4 hereto and incorporated herein by reference. The foregoing description of the form of lock-up agreement does not purport to be complete and is qualified in its entirety by reference to such exhibits.

Relationship Agreement

In connection with the execution of the Acquisition Agreement, NBG and each of Peter Wang, Cenntro Enterprise Limited and Trendway Capital Limited, each a company ultimately owned by Peter Wang (together, the “Wang Parties”), entered into a relationship agreement. In accordance with the Acquisition Agreement, on Closing, NBG’s board of directors will consist of up to five directors, which will initially include Mr. Davis-Rice as the director nominee designated by NBG, and Peter Wang, Chris Thorne, Joe Tong and Simon Charles Howard Tripp as the directors nominated by the Wang Parties (the “Nominated Directors”). Pursuant to the relationship agreement, in the event that any of the Nominated Directors are removed as a director by NBG’s members pursuant to section 203D of the Australian Corporations Act, Mr. Wang may give notice in writing to NBG of the person that the Wang Parties wish to nominate in place of that previous Nominated Director, together with their signed consent to act, and NBG must ensure such individual is appointed as a Nominated Director of the same class of director as the previous nominee within two business days of receipt of such notice and signed consent to act, for so long as the Wang Parties collectively beneficially own at least 10% of the issued and outstanding NBG ordinary shares.

The form of relationship agreement is attached as Exhibit 10.5 and incorporated herein by reference. The foregoing description of the relationship agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Registration Rights Agreement

The shareholders of CAG, holders of secured convertible notes of CAG and certain of the directors and officers of NBG will enter into a registration rights agreement pursuant to which they will be granted certain rights to have registered for resale under the Securities Act the NBG ordinary shares received by them in the Acquisition (in the case of the shareholders of CAG and holders of secured convertible notes of CAG) or granted to them as compensation (in the case of the directors and officers of NBG), subject to certain conditions set forth therein. Pursuant to the registration rights agreement, NBG will be required to file a registration statement registering the resale of the securities within five business days following the completion of the Acquisition.

The form of registration rights agreement is attached as Exhibit 10.6 hereto and incorporated herein by reference. The foregoing description of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

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ATM Offering

On November 8, 2021, NBG and Maxim entered into an equity distribution agreement (the “Equity Distribution Agreement”) for the ATM Offering, pursuant to which NBG may sell, from time to time, through Maxim, NBG ordinary shares having an aggregate offering price of up to US$300 million.

Sales of the NBG ordinary shares, if any, will be made by any method permitted that is deemed an “at the market offering,” as defined in Rule 415 under the Securities Act. Maxim is not required to sell any specific amount, but will act as NBG’s exclusive sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Maxim and NBG. NBG has no obligation to sell any of NBG ordinary shares under the Equity Distribution Agreement and may at any time suspend solicitation and offers under the Equity Distribution Agreement.

As compensation for its services, NBG agreed to pay to Maxim a commission of 3% of the gross proceeds received by NBG from the sales of NBG ordinary shares under the Equity Distribution Agreement. NBG also agreed to reimburse Maxim up to US$30,000 for its costs and expenses relating to the Equity Distribution Agreement, including legal expenses.

The Equity Distribution Agreement contains customary representations, warranties and covenants of NBG and is subject to customary closing conditions. In addition, NBG and Maxim have agreed to indemnify each other against certain liabilities, including indemnification of Maxim by NBG for liabilities arising from breaches of the representations, warranties, or obligations contained in the Equity Distribution Agreement.

NBG is party to an existing equity distribution agreement (the “February EDA”) with Maxim, dated as of February 24, 2021, pursuant to which NBG may sell from time to time, through Maxim, NBG ordinary shares having an aggregate offering price of up to US$99.5 million. Pursuant to the February EDA, through the date of this report, NBG has sold an aggregate of approximately 72.1 million NBG ordinary shares for gross proceeds of approximately US$70.8 million and net proceeds of approximately US$68.6 million, after payment to Maxim of an aggregate of approximately US$2.1 million in commissions. In connection with the execution of the Equity Distribution Agreement, NBG terminated the offering under the February EDA.

The Equity Distribution Agreement is attached as Exhibit 10.7 hereto and is incorporated herein by reference. The foregoing description of the Equity Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. A copy of the opinion of Mills Oakley relating to the legality of the issuance and sale of NBG ordinary shares is attached as Exhibit 5.1 hereto.

The NBG ordinary shares are being offered pursuant to a Registration Statement on Form F-3 (File No. 333-256258), filed by the Company on May 18, 2021, which became effective automatically upon filing, and a prospectus supplement for the offer and sale of NBG ordinary shares in the at-the-market offering to be filed on November 8, 2021.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any NBG ordinary shares under the Equity Distribution Agreement, nor shall there be any sale of such NBG ordinary shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Private Placement

On November 5, 2021, NBG entered into a Securities Purchase Agreement (the “SPA”) for the Private Placement with certain accredited investors (the “Investors”), pursuant to which NBG will sell to the Investors an aggregate of 49,900,200 NBG ordinary shares, at a purchase price of US$0.6012 per share, for an aggregate purchase price of US$30 million. In addition, each Investor will receive (i) a five-year warrant (a “Five-Year Warrant”) to purchase a number of NBG ordinary shares equal to the number of NBG ordinary shares for which such Investor subscribed, or 49,900,200 shares (the “Five-Year Warrant Shares”) and (ii) a one-year warrant (a “One-Year Warrant,” and each of the Five-Year Warrant and One-Year Warrant, a “Warrant”) to purchase a number of NBG ordinary shares equal to 0.65 multiplied by the number of NBG ordinary shares for which such Investor subscribed, or 32,435,130 (the “One-Year Warrant Shares” and, together with the Five-Year Warrant Shares, the “Warrant Shares”). The Warrants have an exercise price of US$0.7348 per share (“Exercise Price”).

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The sale of NBG ordinary shares and Warrants pursuant to the SPA is expected to close by November 12, 2021, subject to customary closing conditions, including the review and non-objection by Nasdaq. If NBG does not receive the non-objection from Nasdaq by November 20, 2021, the market price of NBG ordinary shares closes below US$0.401, or the closing under the SPA does not occur on or prior to November 29, 2021, the Investors have the right to terminate the SPA.

The SPA

The SPA includes certain customary representations and warranties and covenants of NBG and the Investors. In addition, NBG has certain customary indemnification obligations under the SPA. In addition, the SPA provides:

Beneficial Ownership Limit. Notwithstanding the Investors’ agreement to purchase NBG ordinary shares, the SPA provides that no Investor will purchase securities to the extent that such purchase will result in the Investor beneficially owning in excess of 9.9% of the then issued and outstanding NBG ordinary shares on the date of the closing under the SPA (the “Beneficial Ownership Limit”).

Ownership Requirement. The Investors are required to own at least the number of NBG ordinary shares purchased on the date of the closing under the SPA through the date of NBG’s extraordinary general meeting to be called for the purpose of voting in favor of the NBG Shareholder Matters.

Prospectus Supplement. NBG agreed to file a prospectus supplement to the automatic shelf registration statement on Form F-3 (File No. 333-256258) which will offer for resale the NBG ordinary shares sold to the Investors (including the Warrant Shares, in an amount equal to 150% of the number of Warrant Shares initially issuable upon cash exercise of the Warrants).

The SPA is attached as Exhibit 10.8 hereto and is incorporated herein by reference. The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to such exhibit.

The Warrants

The Warrants expire on the date that is the earlier of: (i) one year (for the One-Year Warrants) or five years (for the Five-Year Warrants) from the issuance date or (ii) the date that the Acquisition is completed. In addition, the Warrants provide:

Net Share Cashless Exercise. The Warrants can be exercised on a cashless, net share exercise basis at any time and from time to time commencing six months after the date of issuance.

Black-Scholes Cashless Exercise. At any time, the Warrants may be exercised on a cashless basis for a number of Warrant Shares equal to the Black-Scholes value per Warrant Share, multiplied by the number of NBG ordinary shares as to which the Warrant is being exercised, divided by the Closing Bid Price (defined below) as of two trading days prior to the exercise date (but not less than the floor price specified in the Warrants). For this purpose, the Black-Scholes value per Warrant Share is calculated using an underlying price of US$0.701; a risk-free interest rate corresponding to the U.S. Treasury rate; a strike price equal to the Exercise Price; an expected volatility equal to 135%; and a deemed remaining term of five years (regardless of the actual remaining term of the Warrant). Accordingly, the Black-Scholes value calculation will not change as a result of future changes in the stock price, risk-free interest rate, volatility or remaining life of the Warrants. As a result of the Black-Scholes cashless exercise provision, the number of Ordinary Shares issued upon exercise of the Warrants may substantially exceed 82,335,329 NBG ordinary shares. In no event, however, will the number of NBG ordinary shares issued upon exercise of the Warrants exceed 247,005,988 shares.

Automatic Exercise. Immediately prior to the consummation of the Acquisition, the Warrants will automatically be exercised pursuant to a Black-Scholes cashless exercise.

Beneficial Ownership Limit. Except for an automatic exercise of the Warrants as described above, the Warrants may not be exercised to the extent the holder or any of its affiliates would beneficially own more than the Beneficial Ownership Limit after giving effect to such exercise.

Structural Anti-Dilution. The Exercise Price and number of Warrant Shares covered by the Warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting NBG’s share capital as a whole.

The form of warrant is as Exhibit 4.1 hereto and is incorporated herein by reference. The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by reference to such exhibit.

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Use of Proceeds

NBG intends to use the net proceeds from the sale of the securities in the Private Placement and from the sale of shares in the ATM Offering to meet the US$282 million minimum cash closing condition for the Acquisition, after payment of transaction fees and expenses incurred by NBG. NBG believes that its available cash after the Acquisition, including a portion of the proceeds from the Private Placement and the ATM Offering, will be used as working capital for Cenntro’s business and for other general corporate purposes. If the Acquisition is not consummated, NBG intends to use the net proceeds from the Private Placement and ATM Offering for other strategic acquisitions of businesses or technologies, as well as for working capital and other general corporate purposes.

Item 3.02	Unregistered Sales of Equity Securities

The information set forth in Item 1.01 relating to the Acquisition and the Private Placement is incorporated by reference herein.

The NBG ordinary shares issuable in the Acquisition are being offered and sold pursuant to the exemption provided by Section 4(a)(2) and Rule 506(b) of Regulation D thereunder, for transactions not involving any public offering, and pursuant to the exemption provided by Regulation S for offers and sales outside the U.S. The NBG ordinary shares and Warrants issuable in the Private Placement are being offered and sold pursuant to the exemption provided by Section 4(a)(2), for transactions not involving any public offering.

Item 7.01	Regulation FD Disclosure

Attached as Exhibit 99.1 hereto is a press release issued by NBG announcing the execution of the Acquisition Agreement, the commencement of the ATM Offering and the signing of the SPA for the Private Placement.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
4.1	Form of Warrant.
5.1	Opinion of Mills Oakley.
10.1*	Acquisition Agreement.
10.2	Loan Agreement.
10.3	Form of Support Agreement.
10.4	Form of Lock-Up Agreement.
10.5	Form of Relationship Agreement.
10.6	Form of Registration Rights Agreement.
10.7	Equity Distribution Agreement.
10.8	Form of SPA.
23.1	Consent of Marcum Bernstein & Pinchuk LLP.
99.1	Press release.
99.2	Investor presentation.

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2).

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Cautionary Note Regarding Forward Looking Statements

This Form 6-K and the attachments and exhibits filed or furnished herewith may include “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) with respect to the Acquisition, the ATM Offering, the Private Placement, and Cenntro and the industry in which it operates. Actual events and results may differ from expectations, estimates and projections contained in such forward-looking statements and, consequently, you should not place undue reliance on these forward-looking statements as predictions of future events or results. These forward-looking statements generally are identified by the words “aspire,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “will be,” “will continue,” “will likely result,” “could,” “should,” “believe(s),” “predicts,” “potential,” “continue,” “future,” “opportunity,” “strategy,” and similar expressions, but not all forward-looking statements include these words. These forward- looking statements include, without limitation:

●	the ability of NBG to complete the Acquisition;

●	the benefits of the Acquisition;

●	the ownership of NBG and others following the transaction;

●	Cenntro’s future financial performance, including expectations regarding revenue, expenses and other operating results;

●	Cenntro’s ability to establish new channel partners and successfully retain existing channel partners;

●	Cenntro’s ability to anticipate market needs and develop and introduce new and enhanced vehicles to adapt to changes in its industry;

●	Cenntro’s ability to achieve or sustain profitability;

●	Cenntro’s ability to successfully enter new geographic markets and manage international expansion;

●	future investments in Cenntro’s business, its anticipated capital expenditures and its estimates regarding capital requirements;

●	Cenntro’s expectations concerning relationships with its supply chain providers;

●	Cenntro’s ability to promote its brand;

●	Cenntro’s reliance on key personnel and its ability to identify, recruit and retain skilled personnel;

●	Cenntro’s ability to protect its intellectual property rights and any costs associated therewith;

●	the inherent risks related to the electric commercial vehicle industry;

●	Cenntro’s ability to compete effectively with existing and new competitors; and

●	Cenntro’s compliance with applicable regulatory developments and regulations that currently apply or become applicable to its business.

The forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of NBG, CAG and Cenntro, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Factors that may cause such differences include, but are not limited to: (a) the inability to realize the expected benefits of the Acquisition; (b) the occurrence of any event, change or other circumstance that could give rise to the termination of the Acquisition Agreement; (c) the occurrence of an adverse outcome in any legal proceedings that may be initiated following announcement of the Acquisition; (d) the failure to maintain the continued listing of the NBG ordinary shares on Nasdaq; (e) the disruption of the current plans and operations of Cenntro as a result of the announcement or consummation of the Acquisition; (f) adverse changes in applicable laws or regulations; (g) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (h) the impact of COVID-19 or other adverse public health developments; (i) the risks detailed in the section “Risk Factors Relating to the Combination and Cenntro” attached to this report; and (j) other risks and uncertainties detailed from time to time in NBG’s filings with the SEC. These attachments and filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

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Readers should not place undue reliance upon any forward-looking statements, which speak only as of the date made. None of NBG, CAG or Cenntro undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

No Solicitation or Offer

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Acquisition and does not constitute an offer to sell, buy, or exchange or the solicitation of an offer to sell, buy, or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

Additional Information

In connection with the Acquisition, NBG will file with the SEC a report of foreign private issuer on Form 6-K that includes the notice of meeting and explanatory memorandum to be used in connection with the extraordinary general meeting held for the purpose of approving the Acquisition and certain other related matters. NBG plans to mail the notice of meeting and explanatory memorandum to its shareholders in connection with the extraordinary general meeting. SHAREHOLDERS OF NBG AND OTHER INTERESTED PARTIES ARE URGED TO READ THE NOTICE OF MEETING AND EXPLANATORY MEMORANDUM TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE TRANSACTIONS AND RELATED MATTERS. Shareholders of NBG and other interested parties will be able to obtain free copies of the documents described above (when available) and other documents filed with the SEC by NBG through the website maintained by the SEC at www.sec.gov.

Market, Industry and Other Data

This report and the attachments hereto contain statistical data, estimates and forecasts that are based on June 2020 market study on sales of light-duty ECVs and urban logistics by Frost & Sullivan, a global growth strategy consulting and research firm (the “F&S Report”), as well as other industry information. While we believe the industry and market data included in this prospectus are reliable and that any estimates or forecasts are based on reasonable assumptions, these data may involve many assumptions and limitations, and you are cautioned not to give undue weight to such data. We have not independently verified the accuracy or completeness of the data contained in the F&S Report or any other industry or market data contained in this prospectus. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause actual results to differ materially from those expressed in these publications and other publicly available information.

The information contained in this Form 6-K, including the attachments hereto and the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 and F-1 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490, 333-249547, 333-254245 and 333-256258) and the prospectuses included therein.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2021

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman and Chief Executive Officer

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RISK FACTORS RELATING TO THE COMBINATION AND CENNTRO

You should consider and read carefully all of the risks and uncertainties described below, as well as other information included herein, including our combined financial statements and related notes appearing elsewhere herein, before making an investment decision. The risks described below are not the only ones that may affect us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations.

The financial statements included herein are the combined financial statements of CEG, CAC and CAG HK (together, “Cenntro”) and its subsidiaries. References to “dollars,” “$,” “U.S. dollars” and “USD” refer to United States dollars. For detailed information regarding the business of each subsidiary of Cenntro, please refer to “Business – Subsidiary Information.” Our fiscal year ends on December 31. References to “homologate” or “homologation” refer to the process of obtaining regulatory approval for marketing of vehicles in a jurisdiction. References in this section to “we,” “us” and “our” are to Cenntro and its subsidiaries.

Risks Related to the Combination with Cenntro

NBG may be unable to satisfy the conditions to closing the Combination.

The consummation of the Combination is subject to approval by the shareholders of NBG and CAG and the satisfaction or waiver of the other closing conditions set forth in the Acquisition Agreement, including the condition that NBG have cash of at least US$282 million and liabilities of no more than $10 million in the aggregate immediately prior to the Closing, and that Nasdaq have approved the initial listing application in connection with the Acquisition with respect to the Acquisition Shares and the Acquisition Shares have been approved for listing on Nasdaq as of the Closing. There can be no assurance, however, that the closing conditions set forth in the Acquisition Agreement will be satisfied or waived. For instance, NBG may be unsuccessful in completing Additional Financings in order to satisfy the US$282 million minimum cash condition, Nasdaq may not approve the initial listing application, or the shareholders of NBG or CAG may not approve the Acquisition. To the extent that additional financing in excess of NBG’s current resources and commitments is required, but is unavailable when needed to complete the Combination, or is only available on unfavorable terms, NBG may be compelled to either restructure the transaction or abandon it. Accordingly, there can be no assurance that the Acquisition will be consummated on the terms described in this report, or at all.

Stockholders will experience dilution as a result of the issuance of NBG ordinary shares in the Combination.

NBG will issue a substantial number of additional NBG ordinary shares to complete the Combination. Based on the assumptions described in “The Combination—Pro Forma Ownership” in Item 1.01 above, NBG estimates that it will issue 35.0 million NBG ordinary shares in the ATM Offering, 133.2 million NBG ordinary shares in the Private Placement, 112.7 million NBG ordinary shares upon settlement of the Incentive Award, and 2,332.7 million NBG ordinary shares to CAG to be distributed to CAG’s shareholders. In addition, there would be options and warrants to purchase 185.4 million NBG ordinary shares outstanding (including the Converted Options). In addition, the equity incentive plan and the employee stock purchase plan to be adopted by NBG in connection with the Acquisition are expected to reserve for issuance a number of shares equal to 10% and 3%, respectively, of the NBG ordinary shares outstanding immediately after the Acquisition. The issuance of these shares will significantly dilute the equity interest of NBG’s shareholders and may adversely affect prevailing market prices for the NBG ordinary shares.

Concentration of ownership among Cenntro’s management and their affiliates may prevent other shareholders from influencing significant corporate decisions.

Upon completion of the Combination and the distribution by CAG to its shareholders, Peter Wang and certain of his affiliates as a group are expected to beneficially own approximately 26.2% of the outstanding NBG ordinary shares, based on the assumptions described in “The Combination—Pro Forma Ownership” in Item 1.01 above. As a result, these shareholders will be able to exercise a significant level of influence over all matters requiring shareholder approval, including the election of directors, amendments to NBG’s constitution and approval of significant corporate transactions, and will be able to block special resolutions of NBG. This control could have the effect of delaying or preventing a change of control of NBG or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

A-1

Furthermore, under the Acquisition Agreement and the relationship agreement, NBG will grant the Wang Parties the right to designate four individuals for appointment or election as directors in the event a director designated by the Wang Parties ceases to serve as a director due to removal by members pursuant to section 203D of the Australian Corporations Act, so long as the Wang Parties collectively beneficially own at least 10% of the issued and outstanding NBG ordinary shares.

NBG will be solely dependent on Cenntro’s business after the Combination.

After the Combination, NBG will be solely dependent on the success of Cenntro’s business. As a result, NBG will be subject to the numerous economic, competitive and regulatory risks attendant to such business, as described elsewhere in this report, any of which could have an adverse impact upon our results of operations and financial condition. For a more detailed description of the risk related to Cenntro’s business, see the following sections below “⸻Risks Related to Our Business and Financial Results,” “⸻Risks Related to Our Industry,” “⸻Risks Related to Legal and Regulatory Matters” and “⸻Risks Related to Doing Business in China.”

Cenntro operates in an industry that is outside of NBG management’s area of expertise.

Although NBG management has endeavored to evaluate the risks inherent in Cenntro’s business, there can be no assurance that NBG has adequately ascertained or assessed all of the significant risk factors. Although its officers and directors have experience in mergers and acquisition and finance, its management’s primary area of operational expertise is in the retail apparel industry. NBG has undertaken financial, commercial and other analyses of Cenntro to determine their attractiveness as an acquisition target, and whether to pursue the Combination. It is possible that such analyses, and the best-estimate assumptions made by NBG, may not be realized. If management misjudges the risks or benefits of Cenntro’s business, the share price of NBG’s ordinary shares may decline.

Resources expended in pursuit of the Combination would be wasted if the Combination is not completed.

The investigation of Cenntro, the negotiation, drafting and execution of the agreements signed in connection with the Combination, and the preparation of related disclosure documents and other filings required substantial management time and attention and substantial costs for accountants, attorneys, consultants and others. If NBG fails to complete the Combination for any number of reasons, many of which are beyond our control, it will result in a loss to NBG of the related costs incurred.

NBG likely will have no right to make damage claims against Cenntro, CAG or CAG’s shareholders for the breach of any representation, warranty or covenant made by Cenntro or CAG in the Acquisition Agreement.

The Acquisition Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the closing of the Acquisition, except for those covenants that by their terms apply or are to be performed in whole or in part after the Closing, and then only with respect to breaches occurring after Closing, and any claims for actual fraud. As a result, NBG likely will have no remedy available to it if the Acquisition is consummated and it is later revealed that there was a breach of any of the representations, warranties or covenants made by CAG and Cenntro at the time of the signing of the Acquisition Agreement or the Closing.

NBG’s management has interests in the Combination that are different than our shareholders generally.

NBG’s management interests in the Acquisition that are different from, or in addition to, those of other shareholders generally. For example, the payment due under the third tranche of the Phantom Warrants granted to an entity associated with Justin Davis-Rice, NBG’s Executive Chairman and Chief Executive Officer, will be accelerated upon consummation of the Acquisition. Based on the assumptions described in “The Combination—Pro Forma Ownership” in Item 1.01 above, NBG estimates that Mr. Davis-Rice’s associated entity will receive approximately US$11.9 million in settlement of the Phantom Warrants. The actual amount may be substantially more or less than this estimate, depending on the future market price of the NBG ordinary shares and the number of NBG ordinary shares issued in the ATM Offering and the Private Placement. Furthermore, the payment of the Incentive Award granted to an entity associated with Mr. Davis-Rice will be accelerated in the event of the completion of the Combination. Based on the assumptions described in “The Combination—Pro Forma Ownership” in Item 1.01 above, NBG estimates that it will issue approximately 112.7 million NBG ordinary shares to Mr. Davis-Rice’s associated entity upon settlement of the Incentive Award. The actual amount may be substantially more or less than this estimate, depending on the future market price of the NBG ordinary shares and the number of NBG ordinary shares issued in the Acquisition, the ATM Offering and the Private Placement. Additionally, subject to approval by the shareholders of NBG, each of the non-executive directors of NBG will receive a cash payment of US$1,000,000 in connection with the Closing of the Acquisition.

A-2

These financial interests may have influenced the decision of management to pursue the Combination. In addition, in the period leading up to the closing of the Combination, events may occur that, pursuant to the Acquisition Agreement, would require NBG to agree to amend the Acquisition Agreement, to consent to certain actions taken by Cenntro or to waive rights to which NBG is entitled under the Acquisition Agreement. The existence of the financial and personal interests of management described in this risk factor may result in a conflict of interest on the part of NBG’s management between what they may believe is best for NBG and what they may believe is best for themselves in determining whether or not to take the requested action.

Risks Related to Our Business and Financial Results

We have a limited operating history and face significant challenges in an emerging industry.

We began pilot production of our first-generation, U.S. Class 1 (0 – 6,000 lbs.), electric light-duty commercial vehicle, the Metro®, in 2018, and, as of June 30, 2021, we have sold approximately 1,800 units throughout Europe, North America and Asia and deployed approximately 1,300 additional units in China through affiliated parties. Our revenues were approximately $5.5 million for the year ended December 31, 2020 and approximately $2.5 million for the six months ended June 30, 2021. To date, we have derived our revenues principally from sales of the Metro®. We intend to launch four new ECVs by the end of 2021, the CityPorter™ (a U.S. Class 4 medium-duty commercial truck), the Neibor® 200 (a small truck designed to meet the European Union and the UK’s L7e (heavy quadricycle) qualification), the Logistar™ (a small delivery truck designed to meet the European Union’s N1 requirements) and the Terramak™ (an off-road ECV). We have finalized the design, engineering and manufacturing plans for each of these ECV models; however, the expected dates of commercial availability for each of these new ECV models may be delayed. See “—Our future success depends on our ability to introduce new models and we may experience delays in launching and ramping up production of our new ECV models.”

We have a limited operating history on which you can base an evaluation of our business and prospects. You should consider our business and prospects in light of the risks and challenges we face in an emerging industry with limited experience to date in high volume manufacturing of ECVs, including challenges related to our ability to:

●	design and manufacture safe, reliable and quality ECVs on an ongoing basis;

●	establish additional assembly facilities in the United States and European Union;

●	maintain and expand our network of local assembly facilities, channel partners, assembly partners and suppliers;

●	execute on our growth plan to regionalize supply chains, manufacturing and assembly of our ECVs;

●	maintain and improve our operational efficiency;

●	maintain a reliable, high quality, high-performance and scalable manufacturing infrastructure;

●	attract, retain and motivate talented employees including our production workforce in existing and planned facilities, including the challenges we face with COVID-19 and the impact on our workforce stability;

●	anticipate and adapt to changing market conditions, including technological developments and changes in the competitive landscape;

●	protect our intellectual property; and

●	navigate an evolving and complex regulatory environment.

If we fail to address any or all of these risks and challenges, our business, financial condition, operating results and prospects may be materially and adversely affected. As we continue to grow our business, we cannot assure you that we will be able to develop effective and cost-efficient manufacturing capabilities and processes, and maintain reliable sources of component supplies, that will enable us to meet the production demands required to successfully sell our ECVs.

We have historically incurred losses from our operations and may not be profitable in the future.

We incurred losses from operations of approximately $10.6 million and $17.8 million in 2020 and 2019, respectively. We have made significant up-front investments in research and development, supply chain establishment, establishment of local assembly facilities and capacity, and channel partner development to develop and expand our business. We have spent approximately $74.0 million in research and development activities related to our operations from our inception through June 30, 2021. We expect to continue to invest significantly in research and development, manufacturing and supply chain operations to expand our business, and these investments may not result in profitability within our expected timeframe or at all.

We may not generate sufficient revenues to be profitable in the future and we may incur substantial losses for a number of reasons, including lack of demand for our ECVs and increasing competition. In addition, we may incur unforeseen expenses, or encounter difficulties, complications and delays in market penetration for our products, generating revenue or achieving profitability. If we are unable to achieve profitability and raise additional financing, we may have to reduce the scale of our operations, which may impact our planned growth and adversely affect our business, financial condition, operating results and prospects.

Our ability to develop and manufacture ECVs of sufficient quality, on schedule and on a large scale is still evolving.

Our business depends in large part on our ability to execute on our plans to develop, manufacture and sell our ECVs to our channel partners. We began pilot production of the Metro® in 2018 and, as of June 30, 2021, we have sold approximately 1,800 units in North America, Europe, Asia and other markets and put into service approximately 1,300 units. We plan to manufacture ECVs in higher volumes than we have historically and our production capabilities, including our facilities and those of our manufacturing partners, may not be able to handle the anticipated volumes in our business plan. Development and manufacturing of our current and future ECVs, such as the Metro®, CityPorter™, Terramak™, Neibor® 200 and the Logistar™, are and will be subject to risks, including:

●	accurately manufacturing components within appropriate design tolerances;

●	securing additional manufacturing and local assembly facilities in our various target markets;

●	compliance with environmental, workplace safety and similar regulations;

●	securing necessary high-quality components and materials from our supply chain on acceptable terms and in a timely manner;

●	our ability to execute on our growth plan to regionalize our supply chain and manufacturing;

●	quality controls;

●	delays or disruptions in the supply chain, including as a result of pandemics such as COVID-19;

●	delays or disruptions in ocean transit or transportation from our suppliers to our manufacturing or local assembly facilities and/or from our manufacturing facilities (or manufacturing partners’ facilities) to our local assembly facilities and assembly partners;

●	our ability to establish, maintain and rely upon relationships with our suppliers, channel partners, assembly partners and manufacturing partners; and

●	other delays, backlog in manufacturing and research and development of new models, and cost overruns.

Any of the foregoing could materially and adversely affect our business, financial condition, operating results and prospects.

A-3

Our future success depends on our ability to introduce new models and we may experience delays in launching and ramping up production of our new ECV models.

Our future success depends on our ability to introduce four new ECV models in 2021, each of which are designed for specific geographic markets and to address additional commercial applications. In order to introduce new ECV models, we have to coordinate with our suppliers, assembly partners, manufacturing partners, channel partners and other third parties in order to ensure timely execution of the manufacturing and assembly processes. If we fail to coordinate these efforts and achieve market introduction and acceptance of our new ECV model in a timely manner, our business, financial condition, operating results and prospects could be adversely affected. In addition, we have limited experience to date in manufacturing each of the CityPorter™, the Terramak™, the Neibor® 200 and the Logistar™ as well as limited experience building and ramping up multiple vehicle production lines across multiple factories in different geographies. In order to be successful, we will need to implement, maintain and ramp-up efficient and cost-effective manufacturing capabilities between our manufacturing partners, assembly partners, our own facilities in Changxing and our local assembly facilities. Manufacturing bottlenecks and other unexpected challenges may arise during our production ramp-up, and we must address them promptly. We may face delays in establishing and/or sustaining production of our new ECV models. Any delay or other complication in ramping up the production of our current or future ECV models may harm our business, financial condition, operating results and prospects.

Our operating results may be more volatile due to a high concentration of sales in relatively few channel partners.

For the year ended December 31, 2020 and six months ended June 30, 2021, our three largest channel partners accounted for approximately 82% and 88% of our sales, respectively. Due to the concentration of sales in relatively few channel partners, the loss of one or more of these channel partners will have a significant and adverse effect on our operating results. In the event that any relationship with a channel partner changes negatively, our operating results could be materially adversely affected. During the year ended December 31, 2020, we ceased doing business with one of our channel partners that had previously accounted for a significant portion of our revenues in prior periods.

Our reliance on our channel partners to market, sell and service (and in certain cases, assemble and/or homologate) our vehicles is subject to substantial risks.

Our channel partners are responsible for the sale, marketing and servicing (and in certain cases, assembly and/or homologation) of the ECV products we sell to them in the countries in which they operate. We do not control the actions of our channel partners. For example, we do not control how our channel partners market or sell assembled ECVs or the quality of their service to our ECVs and, with respect to the private label channel partners, we do not oversee their assembly of our ECVs.

Our channel partners are not subject to any minimum annual purchase requirements. In the event our channel partners are not successful in the markets in which they operate or fail to satisfy sales targets, meet customer service objectives or experience adverse regulatory actions or other operational challenges, we could experience a reduction in sales. Furthermore, if any of our channel partners fail to successfully operate their business or lack liquidity to support their operations, they may be unable to continue to purchase and sell our ECVs in the countries in which they operate, which could limit our sales to such market for an extended period and adversely affect our business.

In addition, our ECVs are highly technical products that require maintenance and support, which we rely on our channel partners to provide to their customers. If our channel partners were to cease or cut back operations at any time in the future, end-user customers of our ECVs may encounter difficulties in maintaining their vehicles and obtaining satisfactory support, which may negatively impact our reputation.

Disputes may occur between us and our channel partners or our channel partners and their customers, and we could be affected by adverse publicity related to such disputes, whether or not such publicity is related to their collaboration with us. Our ability to successfully build and maintain our brand can be adversely impacted by perceptions about the quality of our channel partners’ servicing (and in some cases, assembly) processes. Our arrangements with our channel partners typically specify general quality standards that the partners may meet, but do not provide us with any direct control or oversight over the assembly, marketing and selling behavior of such channel partners. We rely on our channel partners to meet quality standards, but we cannot assure you that they will successfully maintain quality standards, which could adversely affect our reputation.

A-4

We may be unable to enter into new agreements or extend existing agreements with channel partners on terms and conditions acceptable to us or at all. In addition, even if we are able to expand our channel partner network, it can take between six months and two years from the time we enter into an agreement with a new channel partner for them to be operational and selling our ECVs, depending on their familiarity with ECVs and the types of services they will provide to us. As of June 30, 2021, only three of our 16 channel partners are “private label” channel partners that assemble and sell our Metro® under their own brand names. In addition, if we were to lose one or more of our channel partners, there is no assurance that we would be able to find a suitable replacement channel partner to take up the role of marketing and distributing our ECVs in the relevant market in the necessary timeframe or at all. The expense and time required to complete the channel partner onboarding process, and to confirm that our channel partners will be able to meet our quality standards and regulatory requirements, may be greater than anticipated, or we may never complete the onboarding process after having invested significant resources on such channel partner. Any of the foregoing could adversely affect our business, financial condition, operating results and prospects.

Our channel partners may reduce or cancel their orders at any time, which could adversely affect our business.

Our relationships with our channel partners are typically subject to definitive agreements we have with them. Under these agreements, our channel partners do not have any minimum or binding purchase obligations. Because our sales are made pursuant to standard purchase orders, orders may be cancelled, reduced, or rescheduled with little or no notice. Our vehicles may not meet the expectations of our channel partners, the end-users or market requirements. In the future, our channel partners or their customers may decide to purchase fewer ECVs than they have in the past, may alter their purchasing patterns at any time with limited or no notice, or may decide not to continue to purchase our ECVs at all. Cancellations of, reductions in, or rescheduling of orders could also result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses, as a substantial portion of our expenses are fixed at least in the short term. In addition, changes in forecasts or the timing of orders expose us to the risks of inventory shortages or excess inventory. Any of the foregoing events could materially and adversely affect our business, financial condition, operating results and prospects.

Our channel partner network may not grow or develop as we currently expect, and if we fail to establish new channel partners in current markets in which we sell ECVs or penetrate new markets, our revenue and financial condition would be adversely affected.

Substantially all of our revenue for the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 was derived from sales of our ECVs in North America, Europe and Asia. As of June 30, 2021, we have established relationships with 16 channel partners, three that assemble our vehicle kits and sell them in their respective markets, two that upfit our vehicles and sell them in Korea and the United States and the remainder that sell the fully assembled vehicles that are designed and manufactured by us and assembled by us or our assembly partners in China. We aim to increase the size of our channel partner network in our target markets, which is necessary for our expansion in both existing and new markets. If we fail to successfully establish new channel partners in these key markets, our expected expansion will be materially impacted, which would adversely affect our business, financial condition, operating results and prospects. Furthermore, our future revenue growth will depend in part on our ability to penetrate new geographic markets by establishing new channel partners in those markets. Each new geographic market presents distinct and substantial challenges and risks and, in many cases, requires us to develop new customized solutions to address the particular technical and regulatory requirements of that market. Meeting the technical and regulatory requirements in any of these new markets will require a substantial investment of our time and resources. We cannot assure you that we will be able to establish new channel partners in these new markets, or that we will achieve meaningful revenue from sales in these markets. If any of these markets do not develop as we currently anticipate, our business, financial condition, operating results and prospects could be adversely affected.

We do not provide charging solutions for our channel partners or their customers.

Our ECVs have two ways to charge – slow charging from a regular power outlet and fast charging from a public EV charging station. However, we do not intend to install charging stations in the markets in which our ECVs are sold through our channel partners. As such, we rely on our channel partners in such markets to ensure charging solutions are available for end-user customers. If a market in which our ECVs are sold has few options for charging, the customers of our channel partners may need to rely on their own power outlets for charging, which may make our vehicles less attractive in such markets.

A-5

The battery capacity of our ECVs will decline over time, which may negatively influence purchasing decisions by our channel partners and end-users.

Our ECVs can experience battery capacity and performance loss over time depending on the use of the battery. We anticipate the battery capacity in our ECVs will decline over time as the battery deteriorates. We currently expect up to a 5% decline in the energy capacity retention per year, which will decrease the capacity of our ECVs over five years by up to 25% under normal use. Other factors such as usage, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease our ECVs range before needing to recharge. Such battery deterioration and the related decrease in range may negatively influence purchase decisions by channel partners and end-users.

Our business is subject to the risk of disruption in our supply chain.

We depend on suppliers for the sourcing of ECV components and principal raw materials. Our suppliers (and those they depend upon for materials and services) are subject to risks, including labor disputes or constraints, financial liquidity, inclement weather, natural disasters, significant public health and safety events, supply constraints or shortages, and general economic and political conditions that could limit their ability to provide us with materials. Our business and operations would be adversely affected if any of our key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of parts they supply to us or if any one or more or our key suppliers discontinued operations. Furthermore, if we experience significant increased demand, or need to replace our existing suppliers, there can be no assurance that additional supplies of component parts will be available when required on terms that are favorable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. The partial or complete loss of these suppliers, or a significant adverse change in the sourcing of ECV components, could result in lost revenue, added costs and distribution delays that could harm our business and channel partner relationships. In addition, concentration in our supply chain can exacerbate our exposure to risks associated with the termination by key suppliers of our supply-chain arrangements or any adverse change in the terms of such arrangements, which could adversely affect our business, financial condition, operating results and prospects.

We may be unsuccessful in our continuous efforts to source less expensive suppliers for certain parts, redesign certain parts to make them less expensive to produce and negotiate with existing suppliers to obtain cost reductions and avoid unfavorable changes to terms. Any of these occurrences may harm our business, prospects, financial condition and operating results. We cannot assure you that we will be able to maintain our existing relationships with our suppliers and continue to be able to source key components we use in our ECVs on a stable basis and at reasonable prices or at all. For example, our suppliers may increase the prices for the components we purchase and/or experience disruptions in their production of the components.

We are dependent on our suppliers, certain of which are single-source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our ECVs at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results.

Historically, we have generally obtained components from multiple sources whenever possible, similar to other automobile manufacturers. However, certain components used in our ECVs are purchased from a single-source. We refer to these component suppliers as our single-source suppliers. For example, while several sources for the steering wheel and airbag module for the Metro® are available, we currently have only one supplier for these components. Additionally, we only have one supplier of a type of adhesive that is used in connection with our driving cab.

To date, we have not qualified alternative sources for most of the single-sourced components used in our vehicles. We generally do not maintain long-term agreements with our single-source suppliers. Any disruption in the supply of the steering wheel and airbag module or a type of driving cab bounding glue from our single-source suppliers could temporarily disrupt production of our ECVs. While we believe that we may be able to establish alternate supply relationships for our single-source components and can obtain or engineer replacement components, we may be unable to do so in the short term or at all at prices or costs that are favorable to us. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our channel partners, which could hurt our relationships with them and their end-user customers and also materially adversely affect our business, prospects and operating results.

A-6

In the long-term, we intend to establish supply chain relationships in North America and the European Union to support our manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially the duties associated with importing our components and spare parts from China. We believe that our deep supply chain development know-how will provide us significant advantages; however, substantially all of our supply chain experience is limited to China. If we are unable to effectively manage the sourcing of our components and the responsiveness of our supply chain in areas outside of China, our business and results of operations may be harmed. It is also likely that in the early stages of our supply chain expansion, we can expect most component sources will be single-source suppliers.

As we shift component manufacturing to qualified suppliers and vehicle kit manufacturing to manufacturing partners, we will be relying on third parties to deliver substantially all of our components and vehicle kits for each of our new models. Our qualified suppliers and manufacturing partners may fail to deliver components and vehicle kits, respectively, according to schedules, prices, quality and volumes that are acceptable to us.

We intend to shift component manufacturing processes for our new vehicles to qualified suppliers. The continuous and stable supply of components needed in the manufacture and assembly of our ECVs that meet our standards will be crucial to our operations and production. This exposes us to multiple potential sources of component shortages. Unexpected changes in business conditions, materials pricing, labor issues, wars, governmental changes, tariffs, natural disasters, health epidemics such as the global COVID-19 pandemic, trade and shipping disruptions and other factors beyond our or our suppliers’ control could affect their ability to deliver components to us.

The unavailability of any component or supplier could result in production delays, idle manufacturing facilities, product design changes and loss of access to important technology and tools for producing and supporting our products. Moreover, significant increases in our production or product design changes by us may require us to procure additional components in a short amount of time. Our suppliers may not be willing or able to sustainably meet our timelines or our cost, quality and volume needs, or to do so may cost us more, which may require us to replace them with other sources. While we believe that we will be able to secure additional or alternate sources or develop our own replacements for most of our components, there is no assurance that we will be able to do so quickly or at all.

We intend to shift manufacturing of vehicle kits for each of our new models to manufacturing partners as part of our light-asset distributed manufacturing business model and methodology. From time to time, these manufacturing partners may experience production problems or delays and may not be able to meet our demand for vehicle kits. We may be required to retain additional third-party manufacturing partners to assure continuity in production, but finding additional manufacturing partners in a timely and cost-effective manner may be difficult. Any delays in the manufacture of our vehicle kits could cause the loss of sales, and harm our brand, all of which could adversely affect our business, financial condition, operating results or prospects.

If our suppliers, channel partners, assembly partners or manufacturing partners fail to use ethical business practices and comply with applicable laws and regulations, our brand image and business could be harmed due to negative publicity.

Our core values, which include developing high quality ECVs while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical business practices. We do not control our independent suppliers, channel partners, assembly partners or manufacturing partners or their respective business practices. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A failure in compliance could lead us to seek alternative suppliers, channel partners, assembly partners or manufacturing partners, which could increase our costs or result in delayed delivery of our products, product shortages or other disruptions of our operations.

Violation of labor or other laws by our suppliers channel partners, assembly partners or manufacturing partners or the divergence of an independent supplier’s labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our ECVs if, as a result of such violation, we were to attract negative publicity. Any negative publicity that results from unethical practices by third parties could harm our brand image, business, financial condition, operating results or prospects. If other manufacturers in our industry encounter similar problems with their third-party partners, any negative publicity with respect to the ECV industry could negatively impact us.

A-7

The commercial viability of our e-Portee relies on third-party hardware and software that may not be available, which could render our product less marketable and negatively impact our business, prospects and operating results.

The commercial viability of our e-Portee depends in large part on third-party developers utilizing hardware and software that is required for autonomous driving. The e-Portee is an open-platform and programmable chassis product, designed to act as a basic and core execution unit of an automated or autonomous driving vehicle. An automated system typically runs within a well-defined set of parameters and is restricted in what tasks can be performed. In contrast, an autonomous system learns and adapts to dynamic environments, and evolves as the environment around it changes. To be driven autonomously, the e-Portee requires hardware and software that we do not produce, such as detection devices and decision-making software. The e-Portee can only be utilized if such hardware and software is otherwise available and third parties are willing to integrate such technology with the e-Portee. To the extent our competitors develop and market a fully integrated autonomous EV, we may be at a commercial disadvantage. The marketability of the e-Portee is dependent on the willingness of third-party autonomous driving vehicle producers to either adopt our programmable chassis technology over other similar technologies or develop their own proprietary programmable chassis, as well as the willingness of end-users to purchase autonomous driving vehicles from such third parties. If any of these factors is not present then the marketability of our e-Portee will suffer, which could negatively impact our business, prospects and operating results. Furthermore, there are many uncertainties relating to the homologation of autonomous driving vehicles, and we are unable to predict when the market for autonomous driving vehicles will develop more fully.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially our CEO and Chairman, Mr. Peter Z. Wang. We do not currently maintain key man life insurance on any of our executive officers. If any of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executive officers joins a competitor or forms a competing company, our business, financial condition, operating results or prospects could be harmed.

Our facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable events.

We have manufacturing and research facilities currently located in Changxing, China. We (i) recently opened a local assembly facility in Freehold, New Jersey for the trial production of our CityPorter™ and Terramak™ and (ii) plan to open a local assembly facility in Dusseldorf, Germany to support the local assembly of our Metro®, the Logistar™ and Neibor® 200 for sales within the European Union, and a local assembly facility in Jacksonville, Florida to assemble the CityPorter™ and the Terramak™ for distribution to our channel partners for sales in the North American market. In addition, we work with three “private label” channel partners with local assembly facilities in the United States and in the European Union, and two assembly partners with assembly facilities in China. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, computer viruses, pandemics (such as COVID-19) or other unpredictable events, such as cyber-attacks, occur that impact our facilities or the facilities of our channel and assembly partners, we may have to stop or delay production and shipment of our ECVs, and our operations may be seriously damaged. We may incur expenses relating to such delays or damages, which could materially and adversely affect our business, financial condition, operating results and prospects.

The COVID-19 pandemic has harmed and may continue to harm our business, financial condition, operating results and prospects.

The COVID-19 pandemic and associated containment measures have caused economic and financial disruptions globally, affecting regions in which we sell our ECVs and conduct our business operations. We are unable to predict the full impact the pandemic may have on our results of operations, financial condition, liquidity, and cash flows due to numerous uncertainties, including the progression of the pandemic, governmental and other responses, vaccine availability and effectiveness, and the timing of economic recovery. In addition, new variant strains of COVID-19 have emerged in different locations around the world, including the new Delta variant, which appears to be the most transmissible variant to date. The impact of the Delta and other variants cannot be predicted at this time and could depend on numerous factors, including vaccination rates among the population, the effectiveness of COVID-19 vaccines against new variants and the response by governmental bodies and regulators.

A-8

We are also unable to predict the extent of the impact of the pandemic on our customers, suppliers, and other partners, which could materially adversely affect demand for our ECVs and our results of operations and financial condition. For the year ended December 31, 2020 and the six months ended June 30, 2021, the COVID-19 pandemic contributed to uncertainty in the demand environment for our ECVs. Our business was adversely affected by supply constraints resulting from the pandemic that affected the timing of shipments of certain components in desired quantities or configurations. During the early stages of the pandemic, our facilities were completely closed for more than one month, our ability to ship into the European Union was halted and we had no new orders for our ECVs between March 2020 through October 2020. Additionally, the pandemic negatively impacted our channel partner network, including opportunities to grow the network, and most of our channel partners at least temporarily shut down their businesses. During the six months ended June 30, 2021, our business was negatively impacted by the resurgence of COVID-19. Our supply chains and manufacturing were impacted by lock-downs and containment measures implemented by local governments. As a result, production lead times for our existing models as well as the release dates of our new models were extended. Additional COVID-related precautionary measures taken at ports have resulted in delays in customs clearing. The resurgence of COVID-19 may also adversely impact our inventory and account receivables collection cycle, which may negatively affect our liquidity position.

Measures taken to contain the COVID-19 pandemic, such as travel restrictions, quarantines, shelter-in-place, and shutdowns, have affected and may continue to affect our workforce and operations, and those of our vendors, suppliers, and channel and assembly partners. Restrictions on our operations or workforce, or similar limitations for others, may affect our ability to meet customer demand. We have taken and will continue to take risk mitigation actions that we believe are in the best interests of our employees, customers, suppliers, and other partners. Work-from-home and other measures may create additional operational risks, including heightened cybersecurity risks. These measures may not be sufficient to mitigate the risks posed by the virus, and illness and workforce disruptions could lead to unavailability of key personnel and impair our ability to perform critical functions.

We are closely monitoring the development of the COVID-19 pandemic. The COVID-19 pandemic may continue to cause disruption and volatility in the global debt and capital markets, which may increase our cost of capital and adversely affect our access to capital. The COVID-19 pandemic may adversely affect our business, results of operations, and financial condition and it also may have the effect of exacerbating the other risks discussed in this “Risk Factors” section. Developments related to the COVID-19 pandemic have been unpredictable, and additional impacts and risks may arise that we are not aware of or are not able to respond to in an effective manner.

Global economic conditions could materially and adversely affect our business, financial condition, operating results and prospects.

The global macroeconomic environment is facing challenges, and the uncertain state of the global economy continues to impact businesses around the world, including as a result of COVID-19. If global economic and financial market conditions do not improve or further deteriorate, our business, financial condition, operating results and prospects may be materially and adversely affected. Some of the factors that could materially and adversely affect us include:

●	Slower consumer spending may result in reduced demand for our ECVs, reduced orders from our channel partners, order cancellations, lower revenues, higher discounts, increased inventories and lower gross margins.

●	Continued volatility in the markets and exchange rates for foreign currencies and contracts in foreign currencies could have a significant impact on our reported operating results and financial condition. We conduct transactions in various currencies, which increases our exposure to fluctuations in foreign currency exchange rates relative to the U.S. Dollar.

●	Volatility in the availability and prices for commodities and raw materials we use in our ECVs from our supply chain could have a material adverse effect on our costs, gross margins and profitability.

●	Instability in global financial and capital markets may impair our ability to raise additional equity or debt financing on reasonable terms or at all in order to grow our business.

A-9

Our financial results may vary significantly from period-to-period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period-to-period due to many factors, including seasonal factors that may have an effect on the demand for our ECVs. Demand for vehicles in the automotive industry in general typically decline over the winter season, while sales are generally higher during the spring and summer months. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand. We also expect our period-to-period operating results to vary based on our operating costs which we anticipate will increase significantly in future periods as we, among other things, design and develop additional ECVs and components, establish new channel partners relationships, establish new local assembly facilities and technology support and research and developments centers, and increase our general and administrative functions to support our growing operations. As a result of these factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance.

Our distributed manufacturing methodology and channel partner network model is different from the predominant current distribution model for automobile manufacturers, which makes evaluating our business, financial condition, operating results and prospects difficult.

Our business model allows us to both (i) design, manufacture, assemble, homologate and sell ECVs to third parties for distribution and service to end-users and (ii) distribute manufactured vehicle kits, which are then assembled, homologated, sold and serviced by third parties in their respective markets. This model of vehicle distribution is relatively new and unproven and subjects us to substantial risk. For example, our success depends in large part on our ability to effectively establish and maintain successful relationships with channel partners and for them to implement successful processes for marketing, sales, and servicing (and in cases related to our private label channel partners, homologation and assembly).

Our business model is subject to numerous significant challenges and uncertainties, some of which are outside of our control, and we may not be successful in addressing these challenges. For instance, we have limited control or oversight over our channel partners. To the extent a channel partner is not conducting its business in an ethical manner or is not performing to the required standards, we have limited recourse. Our channel partner network is based solely on contractual arrangements and such contractual arrangements do not currently, and may not into the future, provide us with adequate oversight over our channel partners to protect our reputation. Additionally, in some cases we may effectively compete with our private label channel partners.

Additionally, in certain markets we may sell directly to end-users such as fleet providers which will mean we will add an overhead and business structure to service a direct sale business model that we do not have in place at this time.

Our business plans require a significant amount of capital, which may not be available to us on acceptable terms or at all.

We expect to need significant capital in connection with our current and planned operations, including to open new local assembly facilities, grow the number of our channel partners and markets in which we operate and support the introduction and production of four new ECV models. We expect that our level of capital expenditures will be significantly affected by channel partners’ customer demand for our ECVs. The fact that we have a limited operating history means we have limited historical data regarding the demand for our products and services and our future capital requirements. As a result, our future actual capital requirements may be uncertain and actual capital requirements may be materially different from those we currently anticipate.

We may seek equity or debt financing to finance a portion of our capital requirements. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, and delay or cancel our planned activities.

A-10

We may be unable to obtain financing for our working capital needs on favorable terms.

Our success and growth are largely dependent upon having adequate working capital to fund our business objectives and planned growth on favorable terms. We cannot assure you that we will be able to generate cash flow or that we will be able to borrow funds in amounts sufficient to enable us to meet our working capital requirements. We previously maintained lines of credit with various financial institutions; however, as of June 30, 2021, we have no outstanding borrowings under any of our prior lines of credit and such lines of credit are no longer available to us. As of June 30, 2021, our only borrowings outstanding were approximately $3.4 million and $1.9 million in loans (including accrued interest) made by third parties and related parties, respectively. If we are not able to establish a new line of credit suitable for our growth plans on favorable terms, or otherwise borrow sufficient funds to meet our working capital requirements, we may be required to sell equity or change our plans to reduce planned expenditures. We cannot assure you that we will be able to sell equity on terms acceptable to us, if at all, and any sale or reduction in expenditures could have a negative impact on our business, financial condition, operating results and prospects.

As we shift component and vehicle kit manufacturing to qualified suppliers and manufacturing partners, we may have to shorten the useful lives of any equipment to be retired as a result, and the resulting acceleration in our depreciation could adversely affect our financial results.

We have invested in what we believe is state of the art tooling, machinery and other manufacturing equipment, and we depreciate the cost of such equipment over their expected useful lives. However, we intend to shift component and vehicle kit manufacturing for each of our new models to qualified suppliers and manufacturing partners, respectively, and focus our efforts on the assembly of our ECVs for marketing. As we shift component and vehicle kit manufacturing (in some instances) to our qualified suppliers and manufacturing partners, respectively, we may have to shorten the useful lives of any equipment to be retired as a result. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be adversely affected.

We may not be able to accurately estimate the supply and demand for our vehicles, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

We may have limited insight into trends that may emerge and affect our business. This may result in our inability to accurately estimate the supply and demand for our vehicles. For instance, we plan to introduce four new vehicles in 2021, including two new vehicles in the North American market and two new vehicles for the European market. We cannot predict whether these new ECV models will be readily adopted by channel partners and end-users in their respective markets. We may need to provide forecasts of our demand to our suppliers several months prior to the scheduled delivery of products to our channel partners. Currently, there is no or limited historical basis for making judgments on the demand for our planned or existing vehicles or our ability to develop, manufacture, and deliver vehicles, or our profitability in the future. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of vehicles to our channel partners could be delayed, which would harm our business, financial condition and operating results.

Our ECVs use lithium-ion battery cells, which have the potential to catch fire or vent smoke and flame and may lead to additional concerns about batteries used in automotive applications.

The battery packs in our ECVs use lithium-ion cells, and we intend to use lithium-ion cells in our future ECV products. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. Extremely rare incidents of laptop computers, cell phones and EV battery packs catching fire have focused consumer attention on the safety of these cells.

These events have raised concerns about batteries used in automotive applications. To address these questions and concerns, a number of battery cell manufacturers are pursuing alternative lithium-ion battery cell chemistries to improve safety. The battery packs used in our ECVs may need to be redesigned, which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve us, could seriously harm our business.

A-11

The majority of the battery packs we use in our ECVs are shipped in a “just in time” fashion so that we are generally not housing them for a long period of time. Nonetheless, we may in the future store lithium-ion cells at our facilities from time to time. Any incident involving battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, we cannot assure you that a safety issue or fire related to the cells would not disrupt our operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any type of battery failure in relation to a competitor’s ECV may cause indirect adverse publicity for us and our ECVs. Such adverse publicity could negatively affect our brand and harm our business, financial condition, operating results and prospects.

We have identified a material weakness in our internal control over financial reporting that could materially harm our company. If we fail to remediate the material weakness, or if we experience material weaknesses in the future, we may not be able to accurately and timely report our financial condition or results of operations, which may adversely affect investor confidence in us.

We are a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting in accordance with requirements applicable to public companies. As a private company, historically we have not retained a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters under U.S. Generally Accepted Accounting Principles (“GAAP”).

A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. While our independent registered public accounting firm did not and was not required to perform an audit of our internal control over financial reporting in connection with the audits of our 2019 and 2020 combined financial statements, management identified a material weakness in our internal control over financial reporting. Specifically, our material weakness is that we do not have adequate accounting staff generally in our finance and accounting department, particularly with respect to (i) the preparation of financial statements prepared in accordance with GAAP and the inclusion of proper disclosures in the related footnotes, and (ii) the design, documentation and implementation of internal controls surrounding risk management and financial reporting processes.

Management has taken and is continuing to take actions to remediate this material weakness and is taking steps to strengthen our internal control over financial reporting and risk management, such as the hiring of an experienced Chief Financial Officer, Mr. Edmond Cheng, in April 2021. We intend to hire additional personnel with greater familiarity with GAAP and SEC reporting requirements and upon completion of this offering will have an audit committee with significant experience in overseeing the preparation of financial statements in accordance with GAAP and compliance with SEC reporting requirements. Additionally, with the assistance of outside consultants, we plan to (i) further develop and implement formal policies, processes and documentation procedures relating to our financial reporting as well as (ii) address the accounting function’s staffing needs and training and build out an internal audit function. We cannot assure you that the measures we have taken to date will be sufficient to remediate the material weakness we identified or avoid the identification of additional material weaknesses in the future. To the extent we are unable to remediate this material weakness or unable to identify future material weaknesses in our internal control over financial reporting, such material weakness could severely inhibit our ability to accurately report our financial condition or results of operations and could cause future investors to lose confidence in the accuracy and completeness of our financial reports, we could become subject to litigation from investors and stockholders, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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Risks Related to Our Industry

The unavailability or reduction of government and economic incentives or the elimination of regulatory policies which are favorable for ECVs could materially and adversely affect our business, financial condition, operating results and prospects.

Our business depends significantly on government subsidies, economic incentives and government policies that support the growth of new energy vehicles generally and ECVs specifically. Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of ECVs, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our ECVs in particular. Any of the foregoing could materially and adversely affect our business, financial condition, operating results and prospects.

Our future growth is dependent upon end-users’ willingness to adopt ECVs.

Our growth is highly dependent upon the adoption by national and local governments and the commercial vehicle market of, and we are subject to a risk of any reduced demand for, alternative fuel vehicles in general and ECVs in particular. The market for alternative fuel vehicles (including ECVs) is relatively new and rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. If the market for ECVs in North America, Europe, Asia or elsewhere does not develop as we expect, or develops more slowly than we expect, our business, financial condition, operating results and prospects will be harmed. Other factors that may influence the adoption of alternative fuel vehicles, and specifically ECVs, include:

●	perceptions about electric vehicle quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles, whether or not such vehicles are produced by us or other manufacturers;

●	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including electric vehicle systems;

●	the limited range over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged;

●	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

●	concerns about electric grid capacity and reliability;

●	the availability of new energy vehicles, including plug-in hybrid electric vehicles and vehicles powered by hydrogen fuel;

●	improvements in the fuel economy of the internal combustion engine;

●	the availability of service for electric vehicles;

●	the environmental consciousness of end-users;

●	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric commercial vehicle;

●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles;

●	perceptions about and the actual cost of alternative fuel; and

●	macroeconomic factors.

Any of the factors described above may cause our channel partners and their customers not to purchase our ECVs. If the market for ECVs does not develop as we expect or develops more slowly than we expect, our business, financial condition, operating results and prospects will be adversely affected.

A-13

We could experience cost increases or disruptions in the supply of raw materials or components used in our vehicles, and a shortage of key components, such as semiconductors, can disrupt our production of ECVs.

We incur significant costs related to the procuring of raw materials and components required to manufacture our vehicles. Our ECVs use various raw materials including aluminum, steel, carbon fiber, non-ferrous metals such as copper, lithium, nickel and cobalt, as well as key component inputs such as semiconductors. The prices for these raw materials fluctuate depending on factors beyond our control, including market conditions and global demand for these materials, and could adversely affect our business and operating results. In particular, the automotive industry is currently facing a significant shortage of semiconductors. The global semiconductor supply shortage is having wide-ranging effects across multiple industries, particularly the automotive industry, and it has impacted multiple suppliers that incorporate semiconductors into the parts they supply to us. As a result, the semiconductor supply shortage has had, and will continue to have, a negative impact on our vehicle production. Due to shortages related to the impact of COVID-19 and other factors, our vendors are also experiencing substantial increases in the price of commodities such as steel and lithium, which are key raw materials in the manufacture of our chassis and batteries, respectively. Such shortages have had, and will continue to have, a negative impact on our gross margin.

Increases in the cost, disruptions of supply or shortages of lithium-ion batteries could harm our business.

Our business depends on the continued supply of battery cells for our vehicles. Battery cell manufacturers may refuse to supply battery cells to electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. We are exposed to multiple risks relating to availability and pricing of quality lithium-ion battery cells. These risks include:

●	the inability or unwillingness of current battery cell manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric vehicle industry as demand for such cells increases;

●	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

●	an increase in the cost or shortages of raw materials, such as lithium, nickel and cobalt, used in lithium-ion cells.

Our business depends on the continued supply of battery cells for our vehicles. Any disruption in the supply of battery cells could temporarily disrupt the planned production of our ECVs until such time as a different supplier is fully qualified. Furthermore, strong growth in sales of our ECVs may in some instances outpace the production and availability of lithium-ion batteries, which could result in substantial increases in the price of our batteries. Substantial increases in the prices for lithium-ion batteries would increase our operating costs, and could reduce our gross margins if we cannot recoup the increased costs through increased ECV prices.

Developments in alternative technologies or improvements in the internal combustion engine may materially and adversely affect the demand for our ECVs.

Significant developments in alternative technologies, such as advanced diesel, ethanol, hydrogen fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business, financial condition, operating results and prospects in ways we do not currently anticipate. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay the development and introduction of new and enhanced EVs, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

The automotive market is highly competitive, and we may not be successful in competing in this industry.

Both the automobile industry generally, and the ECV segment in particular, are highly competitive, and we will be competing for sales with both ICE commercial vehicles and other ECVs. Many of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of ECVs. We expect competition for ECVs to intensify due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization, and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service, and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results, and prospects.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in ECV technology, and we may suffer a resulting decline in our competitive position, which would materially and adversely affect our business, financial condition, operating results and prospects. Our research and development efforts, as well as our manufacturing and supply chain capacity, may not be sufficient to adapt to changes in ECV technology. As technologies change, we plan to upgrade or adapt our ECVs and introduce new models in order to continue to provide our ECVs with the latest technology, including battery cell technology. However, our ECVs may not compete effectively with ECVs manufactured and marketed by our competitors if we are not able to develop and integrate the latest technology into our ECVs.

Risks Related to Legal and Regulatory Matters

Our business is subject to substantial regulations, which are evolving, and unfavorable changes or the failure by us or our channel partners to comply with these regulations could materially and adversely affect our business, financial condition, operating results and prospects.

Motor vehicles are subject to substantial regulation under U.S. federal, state and local laws as well as the laws of each of our target markets. We incur significant costs to comply with these regulations, including obtaining required vehicle certifications in the jurisdictions in which our ECVs are sold, and may be required to incur additional costs related to any changes to such regulations. Any failures by us or our channel partners to comply with existing or future regulations could result in significant expenses, vehicle recalls, delays or fines. We and our channel partners are subject to laws and regulations applicable to the supply, manufacture, import, sale and service of automobiles internationally. For example, in countries outside of the United States, we or our channel partners are required to meet standards relating to vehicle safety and testing, fuel economy, battery safety, transportation, testing and recycling and greenhouse gas emissions, among other things, that are often materially different from requirements in the United States, thus resulting in additional investment into the vehicles and systems to ensure regulatory compliance in those countries. This process may include official review and certification of our vehicles by foreign regulatory agencies prior to market entry, as well as compliance with foreign reporting and recall management systems requirements. See “Business—Governmental Regulations.”

Compliance with various regulations pertaining to ECVs in our various target markets may limit our ability to sell certain of our ECV models in such markets. For example, under the Small Series Type Approval for N1 qualification in the European Union, our new model of the Metro® is limited to annual sales of only 1,500 units in the EU market (excluding sales by our private label channel partners in the European Union).

To the extent U.S. or international laws change, some or all of our vehicles may not comply with any new applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results will be adversely affected.

Our ECVs may be subject to product liability claims or recalls which could cause us to incur expenses, damage our reputation or result in a diversion of management resources.

Historically, we have not carried product liability insurance as our private label channel partners, who represent the majority of our sales revenue for the year ended December 31, 2020 and the six months ended June 30, 2021, are regarded as the manufacturer of record of the ECVs they assemble and sell. Additionally, we have not carried business interruption insurance. We intend to obtain product liability insurance and business interruption insurance prior to the consummation of the Combination with NBG.

As manufacturer of record of our ECVs (except in the case of vehicles assembled by our private label channel partners), we may be responsible for product liability claims or costs associated with product recalls. We may be subject to lawsuits resulting from injuries associated with the use of the ECVs that we design, manufacture and sell to our channel partners. We may incur losses relating to these claims or the defense of these claims. Our ECVs may also be subject to recalls if any of our ECV designs prove to be defective, or our channel partners may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Such a recall would result in a diversion of resources and could damage our reputation with both our channel partners and their customers. Any claims or recalls associated with our ECVs could exceed our insurance coverage and materially and adversely affect our business, financial condition, operating results and prospects.

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We face risks associated with our global operations and expansion, including unfavorable regulatory, political, legal, economic, tax and labor conditions, and with establishing ourselves in new markets, all of which could harm our business.

We currently have international operations and subsidiaries in various countries and jurisdictions, and we expect to expand and optimize our channel partner network internationally and to invest in new manufacturing and assembly facilities in various jurisdictions as part of our growth plan. Accordingly, we and our products are subject to a variety of legal, political and regulatory requirements and social and economic conditions over which we have little control. For example, we may be impacted by trade policies, political uncertainty and economic cycles involving geographic regions where we have significant sales or operate.

We are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our ECVs and require significant management attention. These risks include:

●	conforming our products to various international regulatory and safety requirements in establishing, staffing and managing foreign operations;

●	challenges in attracting channel partners;

●	compliance with foreign government taxes, regulations and permit requirements;

●	our ability to enforce our contractual rights and intellectual property rights;

●	compliance with trade restrictions and customs regulations as well as tariffs and price or exchange controls;

●	fluctuations in freight rates and transportation disruptions;

●	fluctuations in the values of foreign currencies;

●	compliance with certification and homologation requirements; and

●	preferences of foreign nations for domestically manufactured products.

In many of these markets, long-standing relationships between potential customers and their local partners and protective regulations and disparate networks and systems used by each country, will create barriers to entry.

In many cases, we will have limited or no experience in many target markets where we intend to expand our channel partner network. Moreover, our entry into any such markets may be complicated by local consumer preferences, differing technology standards and language barriers, which may negatively impact our business and planned growth.

We are currently selling our ECVs in North America, Europe and Asia, and, as a result, we are subject to laws and regulations in those jurisdictions that are applicable to the import and/or sale of electric vehicles. For example, we are required to meet vehicle-specific safety standards that are often materially different across markets, thus resulting in additional investment into the vehicles and systems to ensure regulatory compliance. For each of the markets in which we sell our ECVs, we must obtain advanced approval from regulatory agencies regarding the proper certification or homologation of our vehicles to enter into these markets. This process necessitates that regulatory officials in each market review and certify our vehicles prior to market entry. We completed homologation of our CityPorter™ in North America during the third quarter of 2021 and are currently in the process of homologating the Logistar™ and the Neibor® 200 in the European Union. We have also homologated our new model of the Metro® in Europe under the N1 small series designation as various improvements to the model increased its weight over the allowable weight under its prior L7e classification. Any delay in the homologation process could adversely impact our ability to introduce any of these ECV models in their respective markets on our planned timeframe, which could adversely affect our business, financial condition and operating results and harm our reputation.

A-15

Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties.

Any failure to adequately protect our proprietary rights could result in the weakening or loss of such rights, which may allow our competitors to offer similar or identical products or use identical or confusingly similar branding, potentially resulting in the loss of some of our competitive advantage, a decrease in our revenue or an attribution of potentially lower quality products to us, which would adversely affect our business, financial condition, operating results and prospects. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyright protection, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. While we have seven PCT patents pending (which are given reciprocal protection pursuant to the Patent Coordination Treaty), substantially all of our registered patents are under PRC law and have not been given reciprocal treatment and protection under the laws of either the United States or the European Union. We may be unable to adequately protect our proprietary technology and intellectual property from use by third parties. In addition, our protection from trademark infringement by third parties in the United States and/or the European Union is currently limited to the extent we are not able to attain reciprocal trademark protection and there is no assurance that we will be able to obtain such trademark protection in these jurisdictions.

The protection provided by patent laws is and will be important to our business. However, such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including the following:

●	our pending patent applications may not result in the issuance of patents;

●	our patents may not be broad enough to protect our commercial endeavors;

●	the patents we have been granted may be challenged, invalidated or circumvented because of the pre-existence of similar patented or unpatented technology or for other reasons;

●	the costs associated with obtaining and enforcing patents in the countries in which we operate, confidentiality and invention agreements or other intellectual property rights may make enforcement impracticable; or

●	current and future competitors may independently develop similar technology, duplicate our vehicles or design new vehicles in a way that circumvents our intellectual property protection.

Existing trademark and trade secret laws and confidentiality agreements afford only limited protections. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States and policing the unauthorized use of our intellectual property is difficult. For example, historically the implementation and enforcement of PRC intellectual property-related laws have been limited. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other countries.

Some of the components in our supply chain are co-designed with third-party vendors, who are generally restricted from selling parts that are co-designed with us to other parties. However, in the event we discontinue our purchases of such co-designed components from our vendors, these vendors may no longer be restricted from selling such co-designed components to third parties.

A-16

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our vehicles or vehicle kits, which could make it more difficult for us to operate our business. From time to time, we receive notices from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits against us alleging infringement of such rights or otherwise assert their rights and seek licenses. Even if we are successful in these proceedings, any intellectual property infringement claims against us could be costly, time-consuming, harmful to our reputation, and could divert the time and attention of our management and other personnel or result in injunctive or other equitable relief that may require us to make changes to our business, any of which could have a material adverse effect on our financial condition, cash flows, results of operations or prospects. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease selling, incorporating or using vehicles or offering goods or services that incorporate or use the challenged intellectual property;

●	pay substantial damages;

●	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or

●	redesign our vehicles or other goods or services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, financial condition, operating results and prospects could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management attention.

In addition, we have agreed, and expect to continue to agree, to indemnify our channel partners for certain intellectual property infringement claims regarding our products. As a result, if infringement claims are made against our channel partners, we may be required to indemnify them for damages (including expenses) resulting from such claims or to refund amounts they have paid to us.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

Our business operations may generate noise, wastewater, end-of-life batteries, gaseous byproduct and other industrial waste. We are required to comply with all applicable national and local regulations regarding the protection of the environment. We believe we are in compliance with current environmental protection requirements and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. Additionally, if we fail to comply with present or future environmental rules or regulations, we may be liable for cleanup costs or be required to pay substantial fines, suspend production or cease operations. Any failure by us to control the use of, or to adequately restrict the unauthorized discharge of, hazardous substances or comply with other environmental regulations could subject us to potentially significant monetary damages and fines or suspensions to our business operations. Additionally, as we expand our local assembly capabilities in our target markets, our expansion will necessarily increase our exposure to liability with respect to environmental regulations and the fines and injunctive actions related thereto and require us to spend further resources and time complying with complex environmental regulations in such jurisdictions.

Contamination at properties currently or formerly owned or operated by us, and properties to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). The U.S. government can impose liability on us under CERCLA for the full amount of remediation-related costs of a contaminated site without regard to fault. Such costs can include those associated with the investigation and cleanup of contaminated soil, ground water and buildings as well as to reverse impacts to human health and damages to natural resources.

Pursuant to the Environmental Protection Law of the PRC, which was adopted on December 26, 1989, and amended on April 24, 2014, effective on January 1, 2015, any entity which discharges pollutants must adopt measures to prevent and treat waste gas, waste water, waste residue, medical waste, dust, malodorous gas, radioactive substances generated in manufacturing, construction or any other activities as well as environmental pollution and hazards such as noise, vibration, ray radiation, electromagnetic radiation etc. Environmental protection authorities impose various administrative penalties on entities in violation of the Environmental Protection Law, including warnings, fines, orders to rectify within a prescribed period, cease construction, restrict or suspend production, make recovery, disclose relevant information or make an announcement, or seize and confiscate facilities and equipment which cause pollutant emissions, the imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. In addition, pursuant to the Civil Code of the PRC, which was adopted on May 28, 2020, and effective on January 1, 2021, in the event of damage caused to others as a result of environmental pollution and ecological destruction, the actor will bear tortious liability. In the event a party, in violation of laws and regulations, intentionally pollutes the environment or damages the ecology, thereby causing serious consequences, the infringed party is entitled to claim appropriate punitive damages. Any violations of the Environmental Protection Law or the Civil Code could expose us to liabilities including fines and damages that could impact our business, prospects, financial condition and operating results.

A-17

The EU has specific regulations on batteries and the disposal of batteries to minimize the negative environmental effects of batteries and hazardous waste. The EU Battery Directive (2006/66/EC) (the “EU Battery Directive”) is intended to cover all types of batteries regardless of their shape, volume, weight, material composition or use. It is aimed at reducing mercury, cadmium, lead and other metals in the environment by minimizing the use of these substances in batteries and by treating and re-using old batteries. This directive applies to all types of batteries except those used to protect European Member States’ security, for military purposes, or sent into space. To achieve these objectives, the EU Battery Directive prohibits the marketing of some batteries containing hazardous substances. It establishes processes aimed at high levels of collection and recycling of batteries with quantified collection and recycling targets. The directive sets out minimum rules for producer responsibility and provisions with regard to labeling of batteries and their removability from equipment. Product markings are required for batteries and accumulators to provide information on capacity and to facilitate reuse and safe disposal. We currently ship our ECVs pursuant to the requirements of the directive. Our current estimated costs associated with our compliance with these directives based on our current market share are not significant. However, we continue to evaluate the impact of these directives as European Union member states implement guidance, and actual costs could differ from our current estimates.

In December 2020, the European Commission adopted a proposal for a new regulation on batteries and waste batteries. Although in its early stages, the proposal is designed to modernize the EU’s regulatory framework for batteries to secure the sustainability and competitiveness of battery value chains. It would introduce mandatory requirements on sustainability (such as carbon footprint rules, minimum recycled content, performance and durability criteria), safety and labelling for the marketing and putting into service of batteries, and requirements for end-of-life management. The proposal also includes due diligence obligations for economic operators as regards the sourcing of raw materials.

The EU Restriction of Hazardous Substances Directive 2002/95/EC (the “RoHS Directive”) places restrictions on the use of certain hazardous substances in electrical and electronic equipment. All applicable products sold in the European Union market after July 1, 2006 must comply with EU RoHS Directive. While this directive does not currently affect our ECVs in any meaningful way, should any changes occur in the directive that would affect our ECVs, we will need to comply with any new regulations that are imposed.

China has implemented several regulations, policies and measures to regulate the batteries used in ECVs, which cover the security standards, recycling activities and other specifications. For example, the Interim Measures for the Management of the Recycling of Power Battery in New Energy Vehicles (“PRC Battery Measures”) regulate the recycling and disposal of end-of-life batteries for new energy vehicles. The PRC Battery Measures provide that manufacturers of new energy vehicles must take primary responsibilities of the recycling of batteries and are required, for instance, to transfer batteries that have been damaged during manufacturing to vendors that provide recycling services, and to maintain records of the vehicles they have manufactured, the identification codes of the batteries incorporated into the vehicles, and the owners of the vehicles. The batteries used in our ECVs are also subject to a number of national standards in China, including functional safety requirements and testing methods for the battery management system of electric vehicles.

Our noncompliance with any of these regulations may materially and adversely affect our operations or financial condition.

We seek to continuously expand and improve our information technology systems and use security measures designed to protect our systems against breaches and cyber-attacks. If these efforts are not successful, our business and operations could be disrupted, and our operating results and reputation could be harmed.

We seek to continuously expand and improve our information technology systems, including implementing new internally developed systems, to assist us in the management of our business. We maintain information technology measures designed to protect us against intellectual property theft, data breaches and other cyber-attacks. The implementation, maintenance and improvement of these systems require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving and expanding our core systems as well as implementing new systems, including the disruption of our data management, procurement, manufacturing execution, finance and supply chain processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, sell, deliver ECVs, or achieve and maintain compliance with, or realize available benefits under, tax laws and other applicable regulations.

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We cannot assure you that any of our new information technology systems or their required functionality will be effectively implemented, maintained or expanded as planned. If we do not successfully maintain our information technology or expand these systems as planned, our operations may be disrupted, our ability to accurately or timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may adversely affect our ability to certify our financial results. Moreover, our proprietary information could be compromised or misappropriated, and our reputation may be adversely affected. If these systems or their functionality do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Data collection is governed by restrictive regulations governing the use, processing, and cross-border transfer of personal information.

International jurisdictions have their own data security and privacy legal framework with which companies or their customers must comply. The collection, use, storage, transfer, and other processing of personal data regarding individuals in the European Economic Area is governed by the General Data Protection Regulation (“GDPR”), which came into effect in May 2018. It contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Among other things, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. The European Data Protection Board has issued draft guidance requiring additional measures be implemented to protect EU personal data from foreign law enforcement, including in the U.S. These additional measures may require additional resources to comply.

The GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects, increased data portability for EU consumers, data breach notification requirements and increased fines. Fines of up to 20 million Euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain GDPR requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions but also to transfers of information between us and our subsidiaries, including employee information.

The European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life, in contrast to the GDPR, which focuses on protection of personal data. The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. While the new legislation contains protections for those using communications services (for example, protections against online tracking technologies), the timing of its proposed enactment following the GDPR means that additional time and effort may need to be spent addressing differences between the ePrivacy Regulation and the GDPR. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements to use communications content and communications metadata.

In addition, China has laws relating to the supervision of data and information protection. The Cybersecurity Law regulates the activities of “network operators,” which include companies that manage any network under PRC jurisdiction. As such, certain of our PRC subsidiaries may be regarded as network operators under the Cybersecurity Law, since our ECVs are fitted with networking devices. The Cybersecurity Law requires that the collection of personal data is subject to consent by the person whose data is being collected.

On June 10, 2021, China enacted the Data Security Law of the PRC (“DSL”), which will be effective as of September 1, 2021. The DSL introduces several changes and new features to data security regulation and a comprehensive data security regime, which authorizes national departments to conduct stricter supervision of data in China. For example, the PRC government will establish a catalogue of crucial data categories and promulgate stricter regulations over the protection of such crucial data listed in the catalogue. The DSL also will introduce the concept of “National Core Data,” which refers to data related to, among other topics, national security, the PRC economy, and significant public interests, and provides that stricter regulations may be imposed on such National Core Data. The cross-border transfer of domestic data as required by non-PRC judicial or enforcement authorities is also subject to the approval of competent Chinese authorities.

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Compliance with the GDPR, the new ePrivacy Regulation, as well as the Cybersecurity Law and DSL in China, may involve substantial operational costs or require us to change business practices. We currently do not have a substantial presence in the European Union (other than through our channel partner network) and our business model relies on channel partners rather than direct-to-consumer sales operations. As a result, it is unlikely that we will need to incur any materials costs in the near term to comply with such privacy laws and regulations. However, given our plans to open an assembly facility in Dusseldorf, Germany, and thus establish a presence in the European Union, we will likely be required to comply with certain provisions of the GDPR and the new ePrivacy Regulation (once effective). If we are required to comply with the GDPR and ePrivacy Regulation due to our Dusseldorf facility, we will need to undertake an update of certain of our business practices, including (i) updating internal records, policies and procedures; (ii) updating publicly facing privacy notices and consent mechanisms, where required; (iii) implementing employee privacy training; (iv) appointing an individual responsible for privacy compliance; (v) implementing an inter-group data transfer agreement; (vi) reviewing/updating contracts with vendors that process data on our behalf, and (vii) implementing an audit framework. Furthermore, if we begin selling our ECVs directly to end-users in either of these markets, we would likely be required to comply with additional regulatory requirements. To the extent we become subject to any such regulations, our noncompliance could result in proceedings by governmental entities, customers, data subjects or others and may result in fines, penalties and civil litigation claims.

Our ECVs are fitted with a networking device connecting the vehicle to our proprietary cloud-based software, which enables end-users to collect data about vehicle configuration, vehicle status and user efficiency through a system of digitally enabled components, which we sometimes refer to as “smart components.” With the permission of the end-users of the vehicles, we received data collected from approximately 950 Metro® units that we put into service through an affiliated company in the Chinese market. This data included vehicle-specific data collected for operational analysis, which we used to make improvements in the quality and durability of such components. We enable end-users to collect, store and analyze data using tools that we have developed but we do not have access to this end-user collected data unless we request and receive access from the end-user. We do not currently and do not intend to collect, use or store any vehicle-specific or driver-specific data in the future in any region. If we are required in the future to comply with regulations under the GDPR, the Cybersecurity Law and the DSL (collectively, “Data Security Regulations”), this could adversely affect our business, financial condition, results of operations and prospects. Compliance with Data Security Regulations may be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with any future activities.

Any unauthorized control or manipulation of our ECV’s information technology systems could result in loss of confidence in us and our ECVs and harm our business.

Our ECVs are equipped with complex information technology systems. For example, our ECVs are designed with built-in data connectivity to improve their functionality. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our ECVs and their systems. However, hackers may attempt in the future to gain unauthorized access to modify, alter and use such networks and ECV systems to gain control of, or to change, our ECVs’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by our ECVs. In addition, there are limited preventative measures that we can take to prevent unauthorized access to our information technology network by an employee that is knowledgeable about our information technology network and its various safeguards. We encourage reporting of potential vulnerabilities in the security of our ECVs, and we aim to remedy any reported and verified vulnerability. However, there can be no assurance that vulnerabilities will not be exploited in the future before they can be identified, or that our remediation efforts are or will be successful.

Any unauthorized access to or control of our ECVs or their systems or any loss of data could result in legal claims or proceedings. In addition, regardless of their veracity, reports of unauthorized access to our ECVs, their systems or data, as well as other factors that may result in the perception that our ECVs, their systems or data are capable of being “hacked,” could adversely affect our brand, business, financial condition, operating results and prospects.

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We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition, prospects and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition, prospects and reputation.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. These interactions subject us to an increased level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient, and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Noncompliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition, prospects and reputation. In addition, changes in economic sanctions laws in the future could adversely affect our business and investments in our shares.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition and prospects.

A substantial amount of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. In some instances, these regulatory measures could negatively impact us. For instance, the Chinese government restricts foreign direct investment in certain industries, which could in the future, if such restrictions are expanded to include the ECV industry, limit our ability to own manufacturing and research facilities in China and operate through Chinese subsidiaries.

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Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our ECVs and adversely affect our competitive position. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our business, results of operations, financial condition and prospects may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may also adversely affect our business, results of operations, financial condition and prospects.

The PRC government may intervene or otherwise adversely affect our operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in China-based issuers, which could materially affect our operations.

The PRC government may intervene or otherwise adversely affect our operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in China-based issuers which could materially affect our operations. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and Internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the electric commercial vehicle or any other related industry that could adversely affect the business, financial condition and results of operations of our company. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas, as well as foreign investment in China-based companies. Rules and regulations in China can change with little advance notice. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on certain activities in the securities market, enhancing supervision over China-based companies listed overseas (particularly those using variable interest entity structures), adopting new measures to extend the scope of cybersecurity reviews (particularly for companies that process large amounts of sensitive consumer data), and expanding efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative bodies will respond, what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operations or the ability to accept foreign investments and list our securities on a U.S. or other foreign exchange.

Uncertainties with respect to the Chinese legal system could materially and adversely affect us and may restrict the level of legal protections to foreign investors.

China’s legal system is based on statutory law. Unlike the common law system, statutory law is based primarily on written statutes. Previous court decisions may be cited as persuasive authority but do not have a binding effect. Although the Supreme People’s Court has determined and issued guiding caselaw that courts should refer to when trying similar cases, it may not sufficiently cover all aspects of economic activities in China. Since 1979, the Chinese government has been promulgating and amending laws, regulations and relevant interpretations regarding economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, since these laws and regulations are relatively new, and the Chinese legal system continues to rapidly evolve, the interpretation of many laws, regulations and rules is not always uniform, and enforcement of these laws, regulations and rules may involves uncertainties, which may limit legal protections available to us.

In addition, any litigation in China may be protracted and may result in substantial costs and diversion of resources and management’s attention. The legal system in China may not provide investors with the same level of protection as in the United States. We are governed by laws and regulations generally applicable to local enterprises in China. Many of these laws and regulations are still being continuously revised and improved. Interpretation, implementation and enforcement of the existing laws and regulations can be uncertain and unpredictable and therefore may restrict the legal protections available to foreign investors.

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We currently conduct substantially all of our operations through our subsidiaries established in China. Adverse regulatory developments in China may subject us to additional regulatory review or regulatory approval, and additional disclosure requirements. Also, regulatory scrutiny in response to recent tensions between the United States and China may impose additional compliance requirements for companies like ours with significant China-based operations. These developments could increase our compliance costs or subject us to additional disclosure requirements.

We currently conduct substantially all of our operations through our subsidiaries established in China. Because of our corporate structure, we and our investors are subject to unique risks due to uncertainty regarding the interpretation and application of currently enacted PRC laws and regulations and any future actions of the PRC government relating to the foreign listing of companies with significant PRC operations, and the possibility of sanctions imposed by PRC regulatory agencies, including the China Securities Regulatory Commission, if we fail to comply with their rules and regulations. For example, as a result of our PRC operations, we are subject to PRC laws relating to, among others, data security and restriction over foreign investments. Recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, including companies that process large amounts of sensitive consumer data and companies with a variable interest entities structure, or a VIE structure, may lead to additional regulatory review or approval in China over our financing and capital raising activities in the United States. On July 10, 2021, the Cyberspace Administration of China (the “CAC”) publicly solicited comments on the draft Cybersecurity Review Measures, which provides, among other things, that large data operators (i.e., over one million users) must apply for security review prior to public listings outside of China. Under the draft rules, the CAC will have jurisdiction to review and limit foreign public listings of critical information infrastructure operators (data operators in industries such as energy, water conservancy and public services) and data processors with more than one million users (for example, companies that operate consumer platforms such as ride-sharing, personal banking or retail). In addition, on July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective, including detailed disclosure related to VIE structures and whether the VIE and the issuer, when applicable, received or were denied permission from Chinese authorities to list on U.S. exchanges and the risks that such approval could be denied or rescinded.

We may face heightened scrutiny and negative publicity, which could result in a material change in our operations or significantly limit our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline. Additionally, recent statements by PRC authorities and changes in PRC internal regulatory mandates, such as certain rules surrounding mergers and acquisitions, the Data Security Law, and rules related to entities using a variable interest entity structure, may target the Company’s corporate structure and impact our ability to conduct business, accept foreign investments, or maintain a listing on a U.S. or other foreign exchange. We cannot predict the effects of future developments in the PRC legal system. We may be required in the future to procure additional permits, authorizations and approvals for our existing and future operations, which may not be obtainable in a timely fashion or at all and which could materially affect our operations as a business. The occurrence of any of the aforementioned regulatory obstacles or the inability to obtain such permits or authorizations may have a material and adverse effect on our business, financial condition and results of operations.

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to take effective measures to reduce labor costs or pass on these increased labor costs to those who pay for our ECVs, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees, limitation with respect to utilization of labor dispatching, applying for foreigner work permits, labor protection and labor condition and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

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In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, which came into effect on July 1, 2011 and was amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment, and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law, as well as housing provident funds. If we are deemed to have violated relevant social insurance and housing funds regulations, we could be subject to orders by the competent authorities for rectification and failure to comply with such orders may further subject us to administrative fines or other corresponding measures.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees or assume other responsibilities and our business, financial condition and results of operations will be adversely affected.

Fluctuations in the value of the RMB and restrictions on currency exchange may adversely affect our business.

The reporting currency of our U.S. subsidiary is the U.S. Dollar while our Chinese subsidiaries’ functional currency is RMB. Our combined financial statements are presented in USD and will be affected by the foreign exchange rate of the RMB against the USD. During the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021, significant portions of our revenues were derived from the sales in the European Union and United States, denominated in Euros or USD, respectively, while our costs and expenses were primarily incurred in the PRC (and denominated in RMB). The value of the RMB against the Euro, USD and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, as well as currency market conditions and other factors.

Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. During the years ended December 31, 2020 and December 31, 2019, the RMB appreciated against the USD by approximately 6.5% and depreciated against the USD by approximately 1.2%, respectively. During the six months ended June 30, 2021 and 2020, the RMB appreciated against the USD by approximately 0.05% and depreciated against the USD by approximately 1.45%, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the USD in the future.

Currency exchange rate fluctuation in either direction can negatively impact our results of operations or financial condition. Appreciation in RMB could have the effect of increasing our operating costs so long as a material amount of our current operations occur in China. Conversely, appreciation of USD against the RMB could have the effect of reducing the value of our cash and cash equivalents in China for the purpose of paying dividends.

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We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We conduct our operations in various countries, including China, through wholly owned subsidiaries with direct equity ownership. As a result, we may rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, which are foreign-owned enterprises, may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund. To date, we have not been required to set aside and fund any such statutory reserve fund, as we have, since our inception, incurred net losses.

Under applicable PRC accounting standards and regulations, intercompany transfers are accounted for under either a general account, for cash transfers in the ordinary course of business, or a capital account, for cash transfers on investments (i.e. dividends and loan repayments). With respect to our capital account, we can send capital investments to our subsidiaries for working capital and our subsidiaries can use such capital at their discretion. To the extent one of our PRC subsidiaries declares and pays a dividend, such subsidiary must pay a transfer tax of 15% to repatriate any profit distributed to the U.S. Our PRC subsidiaries, as Wholly Foreign Owned Enterprises (WFOEs) under PRC law, can make dividends up to CAG HK without prior PRC regulatory approval. However, any such subsidiary is limited in its ability to make dividends while that subsidiary has either net losses in the current period or accumulated net losses from prior periods and will only be able to pay dividends during periods in which it has positive net income and no accumulated net losses. We have not made any cash distributions or transfers of other assets between us and any of our subsidiaries. To date, there have been no net profits recognized at any of our PRC subsidiaries and thus there have not been any dividends or distributions made by any of our subsidiaries. With respect to our general account, our subsidiaries purchase and pay for materials and parts, and receive funds for the sale of vehicle kits and vehicles. There is no PRC government approval required for transactions in our general account, where funds can be sent and received in the ordinary course of business freely without government approvals.

Revenue generated in Renminbi by our PRC Subsidiaries is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls and more restrictions and substantial vetting processes may be put forward by the State Administration of Foreign Exchange, or SAFE, for cross-border transactions. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

Since the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding tariffs against foreign imports of certain materials. More specifically, there have been several rounds of U.S. tariffs on Chinese goods taking effect in the past few years, some of which prompted retaliatory Chinese tariffs on U.S. goods. The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively affecting both countries’ overall economic condition. If these tariffs continue or additional new tariffs are imposed in the future, they could have a negative impact on us as we have significant operations in China.

The Chinese government has adopted legislation and new regulations designed to counteract U.S. trade policies towards China, including the Anti-Foreign Sanctions Law and the Ministry of Commerce of the People’s Republic of China Order No. 1 of 2021 on Rules on Counteracting Unjustified Extraterritorial Application of Foreign Legislation and Other Measures. Pursuant to the Anti-Foreign Sanctions Law, all entities and individuals (including subsidiaries of multinational companies and foreign citizen) in China (including Hong Kong and Macao) risk being on the anti-sanctions list if they are deemed to aid and abet in the implementation of sanctions imposed by foreign countries. Continuing trade tensions between China and the United States could adversely affect our business and our operations.

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It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Stockholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds of any financing outside China to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. These PRC laws and regulations may limit our ability to use Renminbi converted from the net proceeds of any financing outside China to make future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events.

If our stockholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our stockholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain, any applicable registrations or approvals required by, SAFE regulations. Failure by such stockholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company may be required to register with SAFE or its local branches and complete certain other procedures. We and our PRC resident employees who participate in our share incentive plans may become subject to these regulations. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

You may experience difficulties in enforcing foreign judgments or bringing actions in China against us based on foreign laws.

The recognition and enforcement of foreign judgments in China are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States against any of our subsidiaries or assets located in China.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

References in this section to “we,” “us” and “our” are to Cenntro and its subsidiaries. This disclosure, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained herein, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

●	our future financial performance, including expectations regarding our revenue, expenses and other operating results;

●	our ability to establish new channel partners and successfully retain existing channel partners;

●	our ability to anticipate market needs and develop and introduce new and enhanced vehicles to adapt to changes in our industry;

●	our ability to achieve or sustain profitability;

●	our ability to successfully enter new geographic markets and manage our international expansion;

●	future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

●	our expectations concerning relationships with our supply chain providers;

●	our ability to promote our brand;

●	our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

●	our ability to protect our intellectual property rights and any costs associated therewith;

●	the inherent risks related to the electric commercial vehicle industry;

●	our ability to compete effectively with existing and new competitors; and

●	our compliance with applicable regulatory developments and regulations that currently apply or become applicable to our business.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained herein primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere herein. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained herein. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, performance, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date hereof, and while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in herein relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made herein to reflect events or circumstances after the date hereof or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

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CENNTRO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our combined financial statements and related notes included herein. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

The financial statements included herein are the combined financial statements of CEG, CAC and CAG HK (together, “Cenntro”) and its subsidiaries. References to “dollars,” “$,” “U.S. dollars” and “USD” refer to United States dollars. For detailed information regarding the business of each subsidiary of Cenntro, please refer to “Business — Subsidiary Information.” Our fiscal year ends on December 31. References to “homologate” or “homologation” refer to the process of obtaining regulatory approval for marketing of vehicles in a jurisdiction. References in this section to “we,” “us” and “our” are to Cenntro and its subsidiaries.

Overview

We are a designer and manufacturer of electric light- and medium-duty commercial vehicles (“ECVs”). Our purpose-built ECVs are designed to serve a variety of corporate and governmental organizations in support of city services, last-mile delivery and other commercial applications. As of June 30, 2021, we have sold or put into service more than 3,100 units of our first ECV model, the Metro®, in 16 countries across North America, Europe and Asia. The Metro® has been driven over seven million miles by commercial end-users in China alone. We plan to introduce four new ECV models to serve the light- and medium-duty market by the end of 2021. Our mission is to leverage our technological and research and development capabilities in areas such as vehicle design, digital component development, vehicle control software, and “smart” driving to become a technology leader in the ECV market.

We have established an asset-light, distributed manufacturing business model through which we can distribute our unique modular vehicles in unassembled semi-knockdown vehicle kits (“vehicle kits”) for local assembly in addition to fully assembled vehicles. Our business model allows us to both (i) design, manufacture, assemble, homologate and sell ECVs to third parties for distribution and service to end-users and (ii) distribute manufactured vehicle kits, which are then assembled, homologated, sold and serviced by third parties in their respective markets. We refer to these third parties as our “channel partners.” Each of our vehicle models has a modular design that allows for local assembly in small factory facilities that require less capital investment. We currently manufacture our own vehicle kits for the Metro® in our facilities in China. We plan to leverage the economies of scale of our manufacturing partners in China to manufacture vehicle kits for each of our new models for local assembly at our facilities in the United States and Europe to further reduce overhead costs compared to our competitors. We believe our distributed manufacturing methodology allows us to execute our business plan with less capital than would be required by the traditional, vertically integrated automotive model and, in the long-term, drive higher profit margins.

We began pilot production of our first-generation, U.S. Class 1 (0 – 6,000 lbs.), electric light-duty commercial vehicle, the Metro®, in 2018, and, as of June 30, 2021, we have sold approximately 1,800 units in over 16 countries across Europe, North America and Asia, and put into service approximately 1,300 additional units in China through affiliated parties. The Metro® is a customizable ECV used in commercial applications such as city services (i.e., street cleaners, firetrucks, food trucks and garbage trucks) and last-mile delivery. The Metro® was “born electric,” meaning that, unlike many other ECVs that are converted from existing internal combustion engine vehicle (“ICE”) designs, the Metro® was purpose-built from inception to be highly cost-effective and energy efficient, implementing a number of proprietary design elements including a lightweight structure and efficient power system. With our developed supply chain and relationships with component vendors and our growing channel partner network, we believe we are in position for larger scale production and distribution of the Metro®. For the year ended December 31, 2020 and the six months ended June 30, 2021, we generated $4.8 million and $2.0 million in revenue from the sales of our Metro®, respectively.

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Since our inception, we have invested resources in the research and development not only of ECV design and manufacturing processes, but also in digitally enabled components, intra-vehicle communication, vehicle control and vehicle automation, or what we collectively refer to as “vehicle digitization.” We have developed a prototype system-on-chip (which we sometimes refer to as an “SOC”) for vehicle control and an open-platform, programmable chassis, with potential for both programmable and autonomous driving capabilities. We have also designed and developed in-house a proprietary telematics box, sometimes referred to as a T-Box, which allows our ECVs to send and receive data relating to location, speed, acceleration, braking and battery consumption, among others, to end-users. Additionally, our engineers have worked closely with certain of our qualified suppliers to co-design digitally enabled components in areas such as steering, braking, acceleration and signaling.

We plan to introduce four new ECV models in 2021, which are designed for specific geographic markets and to address additional commercial applications. The CityPorter™ is a U.S. Class 4 (over 14,000 lbs.) medium-duty electric commercial truck designed to meet U.S. city delivery and service needs. We completed homologation of the CityPorter™ in the United States in the third quarter of 2021. The CityPorter™ is expected to be commercially available in the United States during the fourth quarter of 2021. The CityPorter™ will be offered in four configurations: cargo-box, van, flatbed truck, and basic chassis for upfitters. The Neibor® 200 is a European Union and UK L7e (heavy quadricycle) Class compact electric commercial vehicle designed to meet European neighborhood delivery and neighborhood service needs. The Neibor® 200 is expected to be homologated and commercially available in the European market in the fourth quarter of 2021. The Logistar™ is a European Union N1 Class electric commercial vehicle designed to meet the European Union’s city delivery and city service requirements and complement the smaller Neibor® 200 model. It is expected to be homologated and commercially available in the European market in the fourth quarter of 2021. We are also developing the Terramak™, an off-road electric commercial vehicle for U.S. off-road use with essentially no homologation requirements and limited certification requirements. The Terramak™ is currently in preparation for production and is expected to be commercially available in the United States during the fourth quarter of 2021.

We have also developed the e-Portee, an open-platform and programmable chassis product. The e-Portee is designed to be a basic modular building block for use by auto makers and special vehicle upfitters in the design of automated or autonomous driving vehicles. Through our advancements in vehicle digitization and smart components, we have equipped the e-Portee with digital control capabilities. The e-Portee allows third-party developers to integrate detection devices (i.e., lidar, radar, ultra-sound, infrared and other sensory devices) and third-party or proprietary decision-making software to allow for vehicles based on the programmable chassis to be driven autonomously.

The electrification of the global automotive industry has been a major policy focus of governments worldwide. Certain countries, such as the United States, China, Canada, Germany, and various other European countries, have announced aggressive electric vehicle (“EV”) initiatives designed to reduce carbon emissions, through the replacement of fossil fuels, and have begun incentivizing the development and sale of ECVs through government subsidy programs. According to the F&S Report, total sales volume of light-duty ECVs in the European Union are expected to increase from approximately 21,000 units in 2019 to approximately 204,900 units in 2024, representing a CAGR of 57.7%, and total sales volume of light ECVs in the United States will increase from less than a thousand units in 2019 to approximately 52,600 units in 2024.

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Regionalize Manufacturing and Supply Chain

We plan to regionalize the manufacturing and supply chain relating to certain key components of our ECVs, such as vehicle frames and battery packs, in the geographic markets in which our ECVs are sold. In the long-term, through our deep supply chain development know-how, we plan to geographically expand our supply chain to support our planned growth. More specifically, we intend to establish supply chain relationships in North America and the European Union to support our manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially the duties associated with importing our components and spare parts from China. We believe we can reduce the overall cost of ECV assembly in certain geographical markets by shifting to a “merge in transit” model, whereby component shipments from suppliers, including local market suppliers, are consolidated at our local assembly facilities for final ECV assembly, in contrast with our current model which integrates all components into vehicle kits or fully assembled vehicles in our manufacturing facilities in China. We believe that investing in the regionalization of our manufacturing and supply chain can ultimately provide significant benefits to us and our channel partners. We believe sourcing our ECV components and manufacturing, assembling and selling our ECVs regionally can help us reduce costs associated with import/export taxes and shipping, further reducing vehicle production costs. In addition, we believe that regionalizing our manufacturing and supply chain will help support and strengthen our brand in the markets in which our ECVs are sold, as our operations become integrated into those markets.

Expand Our Channel Partner Network and Assembly and Supporting Facilities

As of June 30, 2021, we have established business relationships with 16 channel partners in 13 countries, including the United States, Germany, Korea, Spain, Italy and Mexico, and two assembly partners in China. We plan to expand our channel partner network and increase the number of our assembly facilities in the United States, the European Union and, in the long-term, Japan. As our channel partner network and Cenntro facility footprint grows, we expect to penetrate a broader segment of the global market and increase our sales volume and product offerings. We expect to add up to 16 additional channel partners in 2022.

In 2021, we opened a local assembly facility in Freehold, New Jersey for trial production of our CityPorter™ and Terramak™ vehicles. We also have established warehousing services with a logistics company in Budapest, Hungary to house spare parts for our Metro® models. We are also in the process of establishing local assembly facilities in Dusseldorf, Germany, where we intend to assemble the Metro®, the Logistar™ and the Neibor® 200 for sales within the European Union, and in Jacksonville, Florida, where we plan to assemble the CityPorter™ and the Terramak™ for distribution to our channel partners for sales in the North American market. We believe establishing a local assembly facility in Dusseldorf will provide us with access to well-established hardware and logistics systems and trained personnel.

We believe that augmenting our channel partner network, assembly facilities and support centers together with regionalizing our supply chain will enhance brand recognition, provide economic advantages and reduce time to market for our ECVs.

Relocating Accounting Functions

Historically, substantially all of our accounting oversight and consolidation functions were conducted in China. However, we are currently taking measures to relocate certain critical accounting functions to the United States. Specifically, we intend to migrate and maintain critical operational, technical and financial data and accounting records in our U.S. headquarters in New Jersey, United States. We plan to complete the relocation of critical accounting functions and data in 2022.

Material Weakness in Internal Control Over Financial Reporting

Recently, management identified a material weakness in our internal control over financial reporting. Specifically, our material weakness is that we do not have adequate accounting staff generally in our finance and accounting department, particularly with respect to (i) the preparation of financial statements prepared in accordance with GAAP and the inclusion of proper disclosures in the related footnotes, and (ii) the design, documentation and implementation of internal controls surrounding risk management and financial reporting processes.

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Management has taken and is continuing to take actions to remediate this material weakness and is taking steps to strengthen our internal control over financial reporting and risk management, such as the hiring of an experienced Chief Financial Officer, Mr. Edmond Cheng, in April 2021. We intend to hire additional personnel with greater familiarity with GAAP and SEC reporting requirements and will have an audit committee with significant experience in overseeing the preparation of financial statements in accordance with GAAP and compliance with SEC reporting requirements. Additionally, with the assistance of outside consultants, we plan to (i) further develop and implement formal policies, processes and documentation procedures relating to our financial reporting as well as (ii) address the accounting function’s staffing needs and training and build out an internal audit function. We cannot assure you that the measures we have taken to date will be sufficient to remediate the material weakness we identified or avoid the identification of additional material weaknesses in the future. To the extent we are unable to remediate this material weakness or unable to identify future material weaknesses in our internal control over financial reporting, such material weakness could severely inhibit our ability to accurately report our financial condition or results of operations and could cause future investors to lose confidence in the accuracy and completeness of our financial reports, we could become subject to litigation from investors and stockholders, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Key Factors Affecting Operating Results

Impact of COVID-19 Pandemic on the Company

The COVID-19 pandemic and associated containment measures have caused economic and financial disruptions globally, affecting regions in which we sell our ECVs and conduct our business operations. We are unable to predict the full impact the pandemic may have on our results of operations, financial condition, liquidity, and cash flows due to numerous uncertainties, including the progression of the pandemic, governmental and other responses, vaccine availability and effectiveness, the growth and impact of variants (including the Delta variant) and the timing of economic recovery. We are also unable to predict the extent of the impact of the pandemic on our customers, suppliers, and other partners, which could materially adversely affect demand for our ECVs and our results of operations and financial condition. For the year ended December 31, 2020 and the six months ended June 30, 2021, the COVID-19 pandemic contributed to uncertainty in the demand environment for our ECVs. Our business was adversely affected by supply constraints resulting from the pandemic that affected the timing of shipments of certain components in desired quantities or configurations. During the early stages of the pandemic, our facilities were completely closed for more than one month, our ability to ship into the European Union was halted and we had no new orders for our ECVs between March 2020 through October 2020. Additionally, the pandemic negatively impacted our channel partner network, including opportunities to grow the network, and most of our channel partners at least temporarily shut down their businesses. During the six months ended June 30, 2021, our business was negatively impacted by the resurgence of COVID-19. Our supply chains and manufacturing were impacted by lock-downs and containment measures implemented by local governments. As a result, production lead times for our existing models as well as the release dates of our new models were extended. Additional COVID-related precautionary measures taken at ports have resulted in delays in customs clearing. The resurgence of COVID-19 may also adversely impact our inventory and account receivables collection cycle, which may negatively affect our liquidity position.

Measures taken to contain the COVID-19 pandemic, such as travel restrictions, quarantines, shelter-in-place, and shutdowns, have affected and may continue to affect our workforce and operations, and those of our vendors, suppliers, and channel and assembly partners. Restrictions on our operations or workforce, or similar limitations for others, may affect our ability to meet customer demand. We have taken and will continue to take risk mitigation actions that we believe are in the best interests of our employees, customers, suppliers, and other partners. Work-from-home and other measures may create additional operational risks, including heightened cybersecurity risks. These measures may not be sufficient to mitigate the risks posed by the virus, and illness and workforce disruptions could lead to unavailability of key personnel and impair our ability to perform critical functions.

We are closely monitoring the development of the COVID-19 pandemic. The COVID-19 pandemic may continue to cause disruption and volatility in the global debt and capital markets, which may increase our cost of capital and adversely affect our access to capital. The COVID-19 pandemic may adversely affect our business, results of operations, and financial condition and it also may have the effect of exacerbating the other risks discussed in the “Risk Factors” section included herein. Developments related to the COVID-19 pandemic have been unpredictable, and additional impacts and risks may arise that we are not aware of or are not able to respond to in an effective manner.

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New ECV Models

We plan to introduce four new ECV models in 2021, which are designed for specific geographic markets and to address additional commercial applications. The CityPorter™ recently underwent homologation in the United States in the third quarter of 2021 and is expected to be commercially available in the United States during the fourth quarter of 2021. The Neibor® 200 is expected to be homologated and commercially available in the European market in the fourth quarter of 2021. The Logistar™ is expected to be homologated and commercially available in the European market in the fourth quarter of 2021. The Terramak™ is currently in preparation for production and is expected to be commercially available in the United States during the fourth quarter of 2021.

Channel Partner Network

We have established our channel partner network to distribute our ECVs in a number of markets around the world. We believe our channel partner network provides significant advantages to us as we are able to outsource the cost of marketing, distribution and maintenance (and in some markets, homologation) to businesses with local know-how in their respective markets and avoid the cost of developing this local know-how. As of June 30, 2021, we had established business relationships with 16 channel partners in 13 countries. We expect to add up to 16 additional channel partners in 2022.

Government Incentives in the ECV Market

Many governments around the world, including the United States, China, Germany, and various other European countries, are regulating vehicle emissions and fuel economy standards and offering incentives to commercial and government operators to purchase more energy efficient vehicles. Incentive programs and new regulations affecting passenger and commercial vehicles vary by country. However, there is strong sentiment to reduce global greenhouse gas emissions from leading governments. We believe that increasing government regulations and incentives, together with shifting consumer preferences, will encourage significant growth in the market for ECVs.

Improvements in Battery Technology

Battery costs have decreased significantly over the past decade and, in the long run, prices are expected to continue to fall. According to research service BloombergNEF (BNEF), lithium-ion battery pack prices decreased from above $1,100 per kilowatt-hour in 2010 to $137/kWh in 2020 in real terms, representing a decline of approximately 89%. In addition, BNEF forecasts that by 2023 average prices are expected to fall to as low as $100/kWh. Although battery pack prices have increased and may continue to increase in the near-term due to the rising price of lithium as a result of COVID-19 and other factors, we anticipate that battery prices will continue to decrease in the long-term. As investment in battery technology continues to increase, we believe these cost reductions will continue to improve the economics of battery-powered ECVs.

Key Components of Results of Operations

Net revenues

We generate revenue primarily through the sale of ECVs to our channel partners. Currently, these revenues are generated solely by the sale of the Metro® but we anticipate that by the end of 2021, we will also be generating revenue from the sales of the CityPorter™ and the Terramak™ in North America and the Neibor® 200 and Logistar™ in Europe.

Net revenues during the years of 2020 and 2019 and the six months ended June 30, 2021 and 2020 were generated from (a) vehicles sales, which primarily represent net revenues from sales of Metro® vehicles (including vehicle kits), (b) sales of ECV spare-parts related to our Metro® vehicles, and (c) other sales, which primarily were: (i) the sales of inventory of tractors and farming equipment, which product lines had been suspended since 2017, and (ii) charges on services provided to channel partners for technical developments and assistance with vehicle homologation or certification.

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Cost of goods sold

Cost of goods sold mainly consists of production-related costs including costs of raw materials, consumables, direct labor, overhead costs, depreciation of properties, plants and equipment, manufacturing waste treatment processing fees and inventory write-downs. We incur cost of goods sold in relation to (i) vehicle sales and spare-part sales, including, among others, purchases of raw materials, labor costs, and manufacturing expenses that related to ECVs, and (ii) other sales, including cost and expenses that are not related to ECV sales. We believe the average cost per vehicle may continue to decrease because we expect our cost of material and parts to decrease as our vehicle production volume increases. However, in the short term, certain components and materials may increase in price due to shortages in certain inputs such as semiconductors. We also anticipate the price of battery packs, the largest portion of our vehicle production cost, will decrease in the long-term, though prices have increased and may continue to increase in the near-term due to the rising price of lithium as a result of COVID-19 and other factors.

Cost of goods sold also includes inventory write-downs. Inventories are stated at the lower of cost or net realizable value. The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the basis of weighted average and comprises direct materials, direct labor cost and an appropriate proportion of overhead. Net realizable value is based on estimated selling prices less selling expenses and any further costs of completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances. Write-downs are recorded in the cost of goods sold in our combined statements of operations and comprehensive loss.

Operating expenses

Our operating expenses consist of general and administrative, selling and marketing expenses, and research and development expenses. General and administrative expenses are the most significant components of our operating expenses. Operating expenses also include provision for doubtful accounts.

Research and Development Expenses

Research and development expenses consist primarily of employee compensation and related expenses, prototype expenses, costs associated with assets acquired for research and development, product development costs, production inspection and testing expenses, product strategic advisory fees, third-party engineering and contractor support costs and allocated overhead. We expect our research and development expenses to increase as we continue to invest in new ECV models, new materials and techniques, vehicle management and control systems, digital control capabilities and other technologies. For the year ending December 31, 2021, we expect our research and development expenses to materially increase in connection with the launch of our new ECV models, including the CityPorter™, Neibor® 200, Terramak™ and Logistar™, and other research and development investments in support of our growth strategy, including vehicle digitization.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of employee compensation and related expenses, sales commissions, marketing programs, freight costs, travel and entertainment expenses and allocated overhead. Marketing programs consist of advertising, tradeshows, events, corporate communications and brand-building activities. We expect our selling and marketing expenses to increase as we introduce our new ECV models, further develop additional channel partners and expand our sales globally.

General and Administrative Expenses

General and administrative expenses consist primarily of employee compensation and related expenses for administrative functions including finance, legal, human resources and fees for third-party professional services, and allocated overhead. While we will continue to monitor general and administrative expenses, over the next two years, we expect general and administrative expenses to materially increase in connection with the execution of our growth strategy, including the regionalization of our manufacturing and supply chain and expanded product offerings and expenses relating to operating as a public company.

Provision for doubtful accounts

Accounts receivable are recognized and carried at net realizable value. A provision for doubtful accounts is recorded for periods in which we determine a loss is probable, based on our assessment of specific factors, such as troubled collections, historical experience, accounts aging, ongoing business relations and other factors. Account balances are charged off against the provision after all means of collection have been exhausted and the potential for recovery is considered remote.

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Other income (expenses)

Interest expense, net

Interest expense, net, consists of interest on outstanding loans and other borrowings. We plan to continue to reduce our loan balance in the future to reach an optimal debt to equity ratio.

Gain from disposal of land use rights and properties

Land in China is owned by the government and land ownership rights cannot be sold to an individual or to a private company. However, the Chinese government grants the user a “land use right” to use the land. On November 9, 2020, we sold our land use rights and properties related to the Shengzhou facility to a third party for an aggregate amount of approximately $34.3 million and recognized a gain of approximately $7.0 million for the year ended December 31, 2020.

Loss from and impairment on equity method investments

Entities over which we have the ability to exercise significant influence but do not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Under the equity method, we initially record our investment at cost and subsequently recognize our proportionate share of each such entity’s net income or loss after the date of investment into the combined statements of operations and comprehensive loss and accordingly adjusts the carrying amount of the investment. When our share of losses in the equity of such entity equals or exceeds our interest in the equity of such entity, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of such entity. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The adjusted carrying amount of the assets become new cost basis.

Key Operating Metrics

We prepare and analyze operating and financial data to assess the performance of our business and allocate our resources. The following table sets forth our key performance indicators for the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 and 2020.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(Unaudited)
Gross margin of vehicle sales	31.5%	33.7%	25.0%	22.3%
Adjusted EBITDA	$(2,779,619)	$(2,796,685)	$1,617,927	$(11,035,737)

Gross margin of vehicle sales. Gross margin of vehicle sales is defined as gross profit of vehicle sales divided by total revenue of vehicle sales.

Adjusted EBITDA. We define Adjusted EBITDA as net (loss)/income before net interest expense, income tax expense and depreciation and amortization as further adjusted to exclude the impact of stock-based compensation expense. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations. See “—Non-GAAP Financial Measures.”

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Results of Operations

Comparison of the Six Months Ended June 30, 2021 and June 30, 2020

The following table sets forth a summary of our combined statements of operations for the periods indicated:

	Six Months Ended June 30,
	2021	2020
	(Unaudited; expressed in U.S. Dollars)
Combined Statements of Operations Data:
Net revenues	$2,455,726	$1,759,454
Cost of goods sold	(2,005,426)	(1,742,985)
Gross profit	450,300	16,469
Operating Expenses:
Selling and marketing expenses	(262,372)	(351,745)
General and administrative expenses	(4,160,852)	(4,041,107)
Research and development expenses	(637,067)	(721,535)
Reversal of (provision for) doubtful accounts	78,653	(204,552)
Total operating expenses	(4,981,638)	(5,318,939)

Loss from operations	(4,531,338)	(5,302,470)

Other Income (Expense):
Interest expense, net	(417,826)	(739,418)
Loss from equity method investments	—	(324,094)
Other income, net	402,333	82,067
Loss before income taxes	(4,546,831)	(6,283,915)
Income tax expense	—	—
Net loss	(4,546,831)	(6,283,915)
Less: net loss attributable to non-controlling interests	(4,264)	(21,188)
Net loss attributable to shareholders	$(4,542,567)	$(6,262,727)

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Net Revenues

The following table presents our net revenue components by amount and as a percentage of the total net revenues for the periods presented.

	Six Months Ended June 30,
	2021		2020
	Amount	%	Amount	%
	(Unaudited; expressed in U.S. Dollars)
Net revenues:
Vehicle sales	$2,007,538	81.75%	$1,463,334	83.17%
Spare-part sales	81,073	3.30%	106,685	6.06%
Other sales	367,115	14.95%	189,435	10.77%
Total net revenues	$2,455,726	100%	$1,759,454	100%

Net revenues for the six months ended June 30, 2021 were approximately $2.5 million, an increase of $0.7 million or approximately 39.6% from approximately $1.8 million for the six months ended June 30, 2020. The increase in net revenues in the first six months of 2021 was primarily attributed to an increase in vehicle sales of approximately $0.5 million, including a 50% increase in the volume of Metro® unit sales.

For the six months ended June 30, 2021, we sold 273 ECVs, including 234 Metro® vehicle kits and 39 fully assembled Metro® units, compared with 191 ECVs, including 155 Metro® vehicle kits, 27 fully assembled Metro® units and 9 smaller ECVs manufactured by Zhejiang Xbean for the six months ended June 30, 2020.

Geographically, the majority of our net revenues were generated from vehicle sales in the European Union during the six months ended June 30, 2021 and 2020. For the six months ended June 30, 2021, net revenues from vehicle sales in Europe, North America, and Asia as a percentage of total vehicle net revenues was 56.7%, 22.5%, and 20.8%, respectively, compared to 84.0%, 8.0%, and 8.0%, respectively for the corresponding period in 2020. Sales in the US increased for the first six months of 2021 compared to the prior six month period. The increase in sales in the Asia market is primarily attributable to an increase of sales in South Korea. We do not expect to sell any meaningful amounts of vehicles in China in the near future.

Cost of goods sold

The following table presents our cost of goods sold by amount and as a percentage of the total net revenues for the periods presented.

	Six Months Ended June 30,
	2021		2020
	Amount	%	Amount	%
	(Unaudited; expressed in U.S. Dollars)
Cost of goods sold:
Vehicle sales	$(1,375,140)	68.57%	$(969,586)	55.63%
Spare-part sales	(39,867)	1.99%	(49,927)	2.86%
Other sales	(77,237)	3.85%	(181,090)	10.39%
Inventory write-down	(513,182)	25.59%	(542,382)	31.12%
Total cost of goods sold	$(2,005,426)	100%	$(1,742,985)	100%

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Cost of goods sold for the six months ended June 30, 2021 was approximately $2.0 million, an increase of approximately $0.3 million or approximately 15.1% from approximately $1.7 million for the six months ended 30, 2020. The increase in cost of goods sold for the first six months of 2021 was primarily attributable to the increase of the number of vehicles sold to our channel partners and an increase in the costs of certain inputs, such as the higher-quality vehicle exterior components that we have introduced since the prior period in 2020. The increase in the cost of goods sold for the six months ended June 30, 2021 was partially offset by a decrease in the write-downs of raw material inventories and declining battery price. During the six months ended June 30, 2021, the volume of Metro® units sold increased 50.0%.

Inventory write-downs for the six months ended June 30, 2021 were approximately $0.51 million, a decrease of approximately $0.03 million or approximately 5.4% from approximately $0.54 million for the six months ended June 30, 2020. The inventory write-downs for the first six months of 2021 primarily resulted from the full assessment of inventory during the relocation of our factory from Shengzhou to Changxing, China.

Gross Profit

Gross profit for the six months ended June 30, 2021 was approximately $0.5 million, an increase of approximately $0.4 million from approximately $0.02 million for six months ended June 30, 2020. For the six months ended June 30, 2021 and 2020, our overall gross margin was approximately 18.3% and approximately 0.9%, respectively, and our gross margin for Metro® vehicle sales was approximately 31.5% and approximately 32.2%, respectively, representing a 0.7% decrease. The increase in our overall gross margin of approximately 17.4% during such periods was primarily driven by the decrease of obsolete inventory.

Selling and Marketing Expenses

Selling and marketing expenses for the six months ended June 30, 2021 were approximately $0.3 million, a decrease of approximately $0.1 million or approximately 25.4% from approximately $0.4 million for the six months ended June 30, 2020. The decrease in selling and marketing expenses for the first six months of 2021 compared to the prior period was primarily attributable to a reduction in the vesting of share-based compensation, reduction in salary and social insurance expense, and reductions in after-sale service costs of approximately $0.08 million, $0.5 million and $0.04 million, respectively, offset by increased inland shipping costs and marketing expenses of approximately $0.03 million and $0.05 million, respectively.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2021 were approximately $4.2 million, an increase of approximately $0.2 million or approximately 3.0% from approximately $4.0 million for the six months ended June 30, 2020. The increase in general and administrative expenses for the first six months of 2021 was primarily attributable to an increase in salary and related expenses of approximately $1.2 million, relating to our efforts to transfer administration and finance functions to the United States. This increase in general and administrative expenses was offset by the decrease in non-recurring property tax expenses of approximately $0.4 million, relating to land use rights and buildings that were sold in 2020, the decrease in depreciation and amortization expense of $0.5 million and a decrease in share-based compensation expense of approximately $0.6 million, as material portions of the options granted to our employees in 2016 fully vested during the years ended December 31, 2020 and 2019.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2021 were approximately $0.6 million, a decrease of approximately $0.1 million or approximately 11.7% from approximately $0.7 million for the six months ended June 30, 2020. The decrease in research and development expenses for the first six months of 2021 was primarily attributable to a decrease in share-based compensation expense of approximately $0.3 million, as material portions of the options granted to our employees in 2016 fully vested during the years ended December 31, 2020 and 2019. The decrease of research and development expenses was offset by an increase in design and development expenses of approximately $0.1 million and an increase of salary and related expenses of approximately $0.05 million.

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Reversal of (provision for) doubtful accounts

Reversal of doubtful accounts for the six months ended June 30, 2021 was approximately $0.1 million, a decrease of approximately $0.3 million from provision for doubtful accounts of approximately $0.2 million for the six months ended June 30, 2020. The reduction in provision for doubtful accounts for the first six months of 2021 was primarily attributable to improvements in collections of our outstanding receivables.

Interest expense, net

Interest expense, net, consists of interest on outstanding loans and other borrowings. Net interest expense was approximately $0.4 million for the six months ended June 30, 2021, a decrease of approximately $0.3 million or approximately 43.5% compared to the approximately $0.7 million for the six months ended June 30, 2020. The decrease in net interest expense was primarily attributable to the non-recurring interest accrued in the prior period in 2020 on bank loans that we fully repaid in November 2020.

Loss from equity method investments

Loss from equity method investments decreased approximately $0.3 million or 100% from approximately $0.3 million for the six months ended June 30, 2020 to nil for the six months ended June 30, 2021.

Other income, net

Other income, net for the six months ended June 30, 2021 was approximately $0.4 million, representing an increase of approximately $0.3 million or approximately 390.3% compared to approximately $0.1 million for the six months ended June 30, 2020. The increase in other income, net, in the first six months of 2021 compared to the corresponding period of 2020 was primarily attributable to the gain on disposal of a dormant subsidiary during the period, gain on disposal of properties and equipment and the change of an exchange gain from an exchange loss of approximately $0.1 million, $0.1 million and $0.1 million, respectively.

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Comparison of the Years Ended December 31, 2020 and December 31, 2019

The following table sets forth a summary of our combined statements of operations for the periods indicated:

	Year Ended December 31,
	2020	2019
	(Expressed in U.S. Dollars)
Combined Statements of Operations Data:
Net revenues	$5,460,003	$3,575,887
Cost of goods sold	(4,889,850)	(3,699,741)
Gross profit/(loss)	570,153	(123,854)
Operating Expenses:
Selling and marketing expenses	(783,763)	(964,471)
General and administrative expenses	(8,735,534)	(10,959,203)
Research and development expenses	(1,365,380)	(2,145,884)
Provision for doubtful accounts	(319,816)	(3,598,506)
Total operating expenses	(11,204,493)	(17,668,064)

Loss from operations	(10,634,340)	(17,791,918)

Other Income (Expense):
Interest expense, net	(1,411,558)	(1,058,795)
Loss from and impairment on equity method investments	(330,103)	(1,235,306)
Gain from disposal of land use rights and properties	7,005,446	—
Other income, net	173,624	580,549
Loss before income taxes	(5,196,931)	(19,505,470)
Income tax expense	—	—
Net loss	(5,196,931)	(19,505,470)
Less: net loss attributable to non-controlling interests	(31,039)	(39,455)
Net loss attributable to shareholders	$(5,165,892)	$(19,466,015)

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Net Revenues

The following table presents our net revenue components by amount and as a percentage of the total net revenues for the periods presented.

	Year Ended December 31,
	2020		2019
	Amount	%	Amount	%
	(Expressed in U.S. Dollars)
Net revenues:
Vehicle sales	$5,037,454	92.26%	$3,224,794	90.18%
Spare-part sales	163,142	2.99%	257,303	7.20%
Other sales	259,407	4.75%	93,790	2.62%
Total net revenues	$5,460,003	100%	$3,575,887	100%

Net revenues for the year ended December 31, 2020 were approximately $5.5 million, an increase of $1.9 million or approximately 52.7% from approximately $3.6 million for the year ended December 31, 2019. The increase in net revenues in 2020 was primarily attributed to increase in vehicle sales by approximately $1.8 million, including an increase of approximately 80.9% in the sale of Metro® units.

For the year ended December 31, 2020, we sold 707 ECVs, including 467 Metro® vehicle kits, 122 fully assembled Metro® units and 118 smaller ECVs manufactured by Zhejiang Xbean, one of our consolidated subsidiaries for sale and distribution in China, compared with 342 ECVs for the year ended December 31, 2019, including 271 Metro® vehicle kits, 53 fully assembled Metro® units and 18 smaller ECVs manufactured by Zhejiang Xbean. Starting in 2019, we improved our Metro® vehicles by upgrading battery components (such as including lithium-ion batteries) and adding features such as airbags, air conditioning and advanced brake systems. In 2020, we continued to distribute two customized variations of the Metro® (ABLE and 411) to our “private label” channel partners.

Geographically, the vast majority of our net revenues were generated from vehicle sales in the European Union during the years ended December 31, 2020 and 2019. For the year ended December 31, 2020, net revenues from vehicle sales in Europe, North America, and Asia (including China) as a percentage of total vehicle net revenues was 79.0%, 14.0%, and 7.0%, respectively, compared to 86.9%, 10.1%, and 3.0%, respectively for the corresponding period in 2019. We do not expect to sell any meaningful amounts of vehicles in China in the near future.

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Cost of goods sold

The following table presents our cost of goods sold by amount and as a percentage of the total net revenues for the periods presented.

	Year Ended December 31,
	2020		2019
	Amount	%	Amount	%
	(Expressed in U.S. Dollars)
Cost of goods sold:
Vehicle sales	$(3,775,973)	77.22%	$(2,506,744)	67.75%
Spare-part sales	(100,853)	2.06%	(197,438)	5.34%
Other sales	(293,416)	6.00%	(36,225)	0.98%
Inventory write-down	(719,608)	14.72%	(959,334)	25.93%
Total cost of goods sold	$(4,889,850)	100%	$(3,699,741)	100%

Cost of goods sold for the year ended December 31, 2020 was approximately $4.9 million, an increase of approximately $1.2 million or approximately 32.2% from approximately $3.7 million for the year ended December 31, 2019. The increase in cost of goods sold in 2020 was primarily attributable to the increase of number of vehicles sold to our channel partners in 2020 compared to 2019. The increase in the cost of goods sold for the year ended December 31, 2020 was partially offset by a decrease in the write-downs of raw material inventories, more cost-effective features in the production of the Metro® in 2020, declining battery prices, and the retention of more highly skilled manufacturing personnel. During the same period, the volume of Metro® units sold increased 80.9%.

Inventory write-downs for the year ended December 31, 2020 were approximately $0.7 million, a decrease of approximately $0.3 million or approximately 25.0% from approximately $1.0 million for the year ended December 31, 2019. The decrease in inventory write-downs in 2020 primarily resulted from less obsolete inventories and improved inventory control based on aging and production requirements. In the second half of the year ended December 31, 2018, we implemented stricter inventory control policies, reducing the inventory turnover cycle.

Gross Profit/(Loss)

Gross profit for the year ended December 31, 2020 was approximately $0.6 million, an increase of approximately $0.7 million from approximately $0.1 million of gross loss for the year ended December 31, 2019. For the years ended December 31, 2020 and 2019, our overall gross margin was approximately 10.4% and approximately (3.5)%, respectively, and our gross margin for Metro® vehicle sales was approximately 25.0% and approximately 22.3%, respectively, representing a 2.7% increase. The increase in our overall gross margin of approximately 13.9% in 2020 was primarily driven by the increase of sales volume of our Metro® vehicles, the reduction of the cost of goods sold per vehicle primarily attributable to declining battery prices and the decrease of obsolete inventory.

Selling and Marketing Expenses

Selling and marketing expenses for the year ended December 31, 2020 were approximately $0.8 million, a decrease of approximately $0.2 million or approximately 18.7% from approximately $1.0 million for the year ended December 31, 2019. The decrease in selling and marketing expenses in 2020 was primarily attributed to reduced freight costs and traveling expenses, particularly in light of COVID-19 and a decrease in salary expense of approximately $0.1 million, $0.1 million, and $0.1 million, respectively. In 2020, the vast majority of our Metro® vehicles (including vehicle kits) were sold into the European Union and U.S. markets based on FOB terms where freight costs are borne by our channel partners, compared with sales in Asia especially in China where usually shipping expenses are borne by us. In 2019, we incurred initial marketing expenses related to the launch of the Metro®, including trade shows and establishing relationships with our channel partners that were not repeated in 2020.

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General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2020 were approximately $8.7 million, a decrease of approximately $2.3 million or approximately 20.3% from approximately $11.0 million for the year ended December 31, 2019. The decrease in general and administrative expenses in 2020 was primarily attributable to a decrease in salary and other related expenses of approximately $0.6 million and a decrease in share-based compensation expense of approximately $1.6 million, as material portions of the options granted to our employees in 2016 were fully vested during the year ended December 31, 2019. The decrease in salary and related expenses in 2020 was primarily attributable to our efforts to maintain effective and efficient levels of personnel and improved operating efficiencies, particularly in light of the COVID-19 pandemic.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2020 were approximately $1.4 million, a decrease of approximately $0.8 million or approximately 36.3% from approximately $2.2 million for the year ended December 31, 2019.The decrease in research and development expenses in 2020 was primarily due to reduced salary and employee benefit expenses of approximately $0.5 million and decreased product inspection and testing expenses of approximately $0.3 million. We incurred research and development expenses in 2019 related to internal road testing for the lithium-ion battery-powered Metro® ECV that was not repeated in 2020. Research and development expenses included share-based compensation expense of approximately $0.6 million for each of the years ended December 31, 2020 and 2019.

Provision for doubtful accounts

Provision for doubtful accounts for the year ended December 31, 2020 was approximately $0.3 million, a decrease of approximately $3.3 million or approximately 91.1% from approximately $3.6 million for the year ended December 31, 2019. The decrease in the provision for doubtful accounts in 2020 primarily resulted from the nonrecurrence of provision for doubtful accounts in 2019 related to the low probability of collection of a $2.4 million non-refundable deposit and $1.0 million of accounts receivable related to sales to a single customer in 2018. The $2.4 million provision in 2019 related to the low probability of collection of a non-refundable deposit we made to participate in the bankruptcy process of Anhua Automotive Co. Ltd., (“Anhua”) in 2018. We participated in the bankruptcy in an effort to further develop its production capacity in China. However, due to the deterioration of Anhua’s operations and our focus on sales into the European Union and North America markets, we ceased further participation in the bankruptcy process in December 2019. As a result, we recorded full provision of the $2.4 million deposit for the year ended December 31, 2019. The $1.0 million provision to accounts receivable in 2019 was mainly related to the sales to a single customer in 2018, following our commercially reasonable efforts to collect the outstanding receivable. In the second half of 2018, we adopted stricter policies related to accounts receivable collection and required higher deposit requirements for sales orders with shorter receivable terms.

Interest expense, net

Interest expense, net, consists of interest on outstanding loans and other borrowings. Net interest expense was approximately $1.4 million for the year ended December 31, 2020, an increase of approximately $0.3 million or approximately 33.3% compared to the approximately $1.1 million in interest expense for the year ended December 31, 2019. The increase was primarily attributable to additional interest accrued related to financings from related parties and third parties.

Gain from disposal of land use rights and properties

For the year ended December 31, 2020, we recognized a gain of approximately $7.0 million resulting from the sale of land use rights and properties relating to our Shengzhou facility. Our initial acquisition cost of land use rights and properties was $37.4 million and the net value of such land use rights and properties, after depreciation and amortization, was approximately $28.8 million. The total consideration from the sale of land use rights and properties was approximately $36.7 million. As of June 30, 2021, we received approximately $35.1 million of the total consideration and the remaining $1.6 million of consideration is expected to be received in the third quarter of 2021.

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Loss from and impairment on equity method investments

Loss from and impairment on equity method investments decreased approximately $0.9 million or approximately 73.3% from approximately $1.2 million for the year ended December 31, 2019 to approximately $0.3 million for the year ended December 31, 2020. The decrease in 2020 primarily resulted from various investments made in 2018 in industry-related long-term ventures that later required impairment. Since 2019, we have significantly reduced outbound investments in long-term industry-related ventures.

Other income, net

Other income, net for the year ended December 31, 2020 was approximately $0.2 million, representing a decrease of approximately $0.4 million or approximately 70.1% compared to approximately $0.6 million for the year ended December 31, 2019. The decrease of other income in 2020 compared to 2019 was primarily attributable to the nonrecurrence of gain on investments of approximately $0.8 million from the sale of our 6.6% shareholdings in one of our long-term ventures, offset by an increase in rental income of $0.3 million and a reduced loss on obsolete asset disposal of $0.1 million.

Non-GAAP Financial Measures

Adjusted EBITDA for the Six Months Ended June 30, 2021 and 2020, and the Years Ended December 31, 2020 and 2019

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measure is useful in evaluating operational performance. We use the following non-GAAP financial information to evaluate ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors in assessing operating performance.

Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP. We define Adjusted EBITDA as net income (or net loss) before net interest expense, income tax expense, depreciation and amortization, and amortization of operating lease right-of-use assets as further adjusted to exclude the impact of stock-based compensation expense.

We present Adjusted EBITDA because we consider it to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations. Management uses Adjusted EBITDA:

●	as a measurement of operating performance because it assists us in comparing the operating performance of our business on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

●	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

●	to evaluate the performance and effectiveness of our operational strategies; and

●	to evaluate our capacity to expand our business.

By providing this non-GAAP financial measure, together with the reconciliation, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors because not all companies and analysts calculate Adjusted EBITDA in the same manner. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as an alternative to, or a substitute for net income or other financial statement data presented in our combined financial statements as indicators of financial performance. Some of the limitations are:

●	such measures do not reflect our cash expenditures;

●	such measures do not reflect changes in, or cash requirements for, our working capital needs;

●	although depreciation and amortization are recurring, non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

●	the exclusion of stock-based compensation expense, which has been a significant recurring expense and will continue to constitute a significant recurring expense for the foreseeable future, as equity awards are expected to continue to be an important component of our compensation strategy.

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Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally. As noted in the table below, Adjusted EBITDA includes adjustments to exclude the impact of stock-based compensation expense and material infrequent items. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business and may complicate comparisons of our internal operating results and operating results of other companies over time. In addition, Adjusted EBITDA may include adjustments for other items that we do not expect to regularly occur in future reporting periods. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.

The following table reconciles Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net loss:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(Unaudited)
Net loss	$(4,546,831)	$(6,283,915)	$(5,196,931)	$(19,505,470)
Interest expense, net	417,826	739,418	1,411,558	1,058,795
Income tax expense	—	—	—	—
Depreciation and amortization	395,776	961,688	1,840,980	2,071,269
Amortization of operating lease right-of-use asset	234,120	104,015	198,103	416,160
Share-based compensation expense	719,490	1,682,109	3,364,217	4,923,509
Adjusted EBITDA	$(2,779,619)	$(2,796,685)	$1,617,927	$(11,035,737)

Liquidity and Capital Resources

We have historically funded working capital and other capital requirements primarily through bank loans, equity financings and short-term loans. Cash is required primarily to purchase raw materials, repay debts and pay salaries, office expenses and other operating expenses.

As of June 30, 2021, we had approximately $2.0 million in cash and cash equivalents and approximately $1.6 million of accounts receivables as compared to approximately $4.5 million in cash and cash equivalents and $0.5 million in accounts receivable as of December 31, 2020. For the six months ended June 30, 2021 and 2020, net cash used in operating activities was approximately $6.4 million and approximately $4.1 million, respectively. As of June 30, 2021, we received approximately $35.1 million from the sale of land use rights and properties and approximately $1.6 million is expected to be received by the end of 2021. As of June 30, 2021, we paid off all outstanding borrowings under our bank lines of credit and we had approximately $3.4 million in outstanding borrowings due to third parties and approximately $1.9 million in outstanding borrowings due to related parties.

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Short-Term Liquidity Requirements

We believe our cash and cash equivalents, together with borrowings, will be sufficient for us to continue to execute our business strategy over the twelve months period following the date hereof. Our current business strategy for the next twelve months includes (i) the commercial release of our new last-mile delivery and city service ECV models, the CityPorter™, the Neibor® 200 and the Logistar™, in North America and Europe, as applicable, (ii) the release of our off-road ECV, the Terramak™, in North America and (iii) increased operations in our Freehold, New Jersey local assembly facility and the establishment of local assembly facilities in Dusseldorf, Germany and Jacksonville, Florida. Actual results could vary materially as a result of a number of factors, including:

●	The costs of bringing our new facilities into operation;

●	The timing and costs involved in bringing our new ECVs to market;

●	Our ability to manage the costs of manufacturing our ECVs;

●	The costs of maintaining, expanding and protecting our intellectual property portfolio, including potential litigation costs and liabilities;

●	Revenues received from sales of our ECVs;

●	The costs of additional general and administrative personnel, including accounting and finance, legal and human resources, as well as costs related to litigation, investigations, or settlements;

●	Our ability to collect future revenues; and

●	Other risks discussed in the section titled “Risk Factors Relating to Cenntro and the Combination.”

For the twelve months from the date hereof, we also plan to continue implementing measures to increase revenues and control operating costs and expenses, implementing comprehensive budget controls and operational assessments, implementing enhanced vendor review and selection processes as well as enhancing internal controls.

Long-Term Liquidity Requirements

In the long-term, we plan to regionalize the manufacturing and supply chain relating to certain key components of our ECVs in the geographic markets in which our ECVs are sold. In the long-term, through our deep supply chain development know-how, we intend to establish supply chain relationships in North America and the European Union to support anticipated manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially the duties associated with importing our components and spare parts from China. Currently, the majority of our revenues is derived from the sale of ECVs by private label channel partners that assemble our vehicle kits in their own facilities. As part of our growth strategy, we plan to expand our channel partner network, assembly facilities, regionalize our manufacturing and supply chains and expand our product offerings.

We intend to further expand our technology through continued investment in research and development. Since inception in 2013 through June 30, 2021, we have spent over approximately $74.0 million in research and development activities related to our operations. We plan to increase our research and development expenditure over the long term as we build on our technologies in digital components and smart driving to address the autonomous driving market.

For our long-term business plan, we plan to fund current and future planned operations mainly through cash flow from operations, lines of credit and additional equity and debt financings to the extent available on commercially favorable terms.

Working Capital

As of June 30, 2021, we had a working capital deficit of approximately $0.6 million, as compared to working capital of approximately $5.6 million as of December 31, 2020. The approximately $6.1 million decrease in working capital during the first half of 2021 was primarily due to (i) an approximately $6.1 million non-recurring receivable resulting from the sale of land use rights, which was received during the six months ended June 30, 2021, and (ii) the reduction of cash and cash equivalents and inventory of approximately $2.6 million and $1.3 million, respectively, offset by the increase in accounts receivable and prepayment and other current assets of approximately $1.2 million and $0.2 million, respectively, and the decrease in accounts payable and decrease in the amount due to related parties of approximately $2.2 million and $1.3 million, respectively.

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Borrowings and Contractual Obligations

Borrowings

Prior to December 2020, we had six working capital loans outstanding, consisting of three loans from China Construction Bank Shengzhou Branch and three loans from Agricultural Bank of China Shengzhou Economic Development Zone Branch in the aggregate amount of approximately $15.4 million. The bank loans were secured by a lien on our land use rights and properties, which were sold in November 2020. As of December 31, 2020, we paid off in full all outstanding bank loans and do not have any debt facilities available with any financial institutions.

Historically, we have received additional debt financing from related parties and third parties. As of June 30, 2021, we had approximately $3.4 million in outstanding borrowings, including accrued and unpaid interest, owed to third parties, bearing interest at interest rates generally ranging from 8.00% to 15.00% per annum, and in the case of one loan, 24%, and maturing between September 2021 and December 2021. The third-party loans as of June 30, 2021 represented a decrease of $0.6 million compared to $4.1 million as of December 31, 2020. In addition, we had interest-bearing debt owed to related parties of approximately $1.9 million as of June 30, 2021 (including accrued interest), generally bearing interest at interest rates ranging from 8.00% to 12.00% per annum and maturing between October 2021 and December 2021, compared to approximately $2.6 million as of December 31, 2020. We also had interest-free debt from related parties of approximately $0.006 million, repayable on demand, compared to $0.4 million as of December 31, 2020.

We are not subject to any material financial or restrictive covenants under these loans. Each of these loans with related parties and third parties are our unsecured obligations and rank equally with each other, and any future unsecured and unsubordinated indebtedness.

Contractual Obligations

In December 2020, we signed a non-cancellable operating lease agreement for approximately 165,800 square feet for its ECV manufacturing facility in Changxing, China. The lease period began in April 2021 and ends in March 2024. Pursuant to the agreement, we prepaid the first year of our rent obligations in February 2021 and thereafter will be obligated to pay rent in advance semiannually. The annual base rent for this facility is $481,471.

In February 2021, we signed a non-cancellable operating lease agreement for an assembly facility in Freehold, New Jersey (Okerson Road) of approximately 2,600 square feet. The lease period began in June 2021 and ends in June 2023. The annual base rent for this facility is $31,616.00 for the term ending June 2022 and $33,196.80 for the term ending June 2023. We may seek to procure a larger assembly facility depending on projected demand for its ECV models in North America.

In February 2021, we signed a non-cancellable operating lease agreement for office and warehouse use in Freehold, New Jersey (Willowbrook Road) of approximately 9,750 square feet. The lease period began in February 2021 and ends in February 2022. The annual base rent for this facility is $119,925.

In June 2021, we signed two non-cancellable operating lease agreements for approximately 11,700 square feet and 3,767 square feet, respectively, of two floors of an office building in Hangzhou, China. The lease period for each lease agreement began in June 2021 and ends in May 2023. Pursuant to each agreement, we paid the first six months of our rent obligations in June 2021 and thereafter will be obligated to make rental payments in advance semi-annually. The total annual base rent under these two lease agreements is $168,677 for the term ending May 2022 and $184,741 for the term ending May 2023.

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

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Cash Flow

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(Unaudited)
Net cash used in operating activities	$(6,416,398)	$(4,088,062)	$(7,874,754)	$(4,670,368)
Net cash provided by investing activities	5,594,878	5,852	26,467,305	1,531,655
Net cash (used in) provided by financing activities	(1,799,064)	3,017,363	(15,509,618)	1,168,756
Effect of exchange rate changes on cash	36,693	(12,900)	237,395	(24,613)
Net increase (decrease) in cash and cash equivalents	(2,583,891)	(1,077,747)	3,320,328	(1,994,570)
Cash and cash equivalents, and restricted cash at beginning of the year	4,549,034	1,228,706	1,228,706	3,223,276
Cash and cash equivalents, and restricted cash at end of the period	1,965,143	150,960	4,549,034	1,228,706

Operating Activities

Our net cash used in operating activities was approximately $6.4 million and $4.1 million for the six months ended June 30, 2021 and 2020, respectively.

Net cash used in operating activities for the six months ended June 30, 2021 was primarily attributable to (i) our net loss of approximately $4.5 million and adjusted for non-cash items of approximately $1.7 million, which primarily consisted of share-based compensation expense, impairment of slow-moving inventory, and depreciation and amortization of approximately $0.7 million, $0.5 million, and $0.4 million, respectively, (ii) a decrease of accounts payable of approximately $2.3 million and (iii) an increase of other non-current assets, amounts due from/to related parties and accounts receivable of approximately $1.4 million, $0.3 million and $1.2 million, respectively, which was partly offset by the increase in the accrued expense and other current liabilities of $1.0 million and decrease of inventories of approximately $0.9 million.

Net cash used in operating activities for the six months ended June 30, 2020 was primarily attributable to (i) our net loss of approximately $6.3 million and adjusted for non-cash items of approximately $4.0 million, which primarily consisted of share-based compensation expense, impairment of slow-moving inventory, and depreciation and amortization of approximately $1.7 million, $0.5 million, and $1.0 million, respectively, (ii) a decrease of accounts and notes payable and contractual liabilities of approximately $0.8 million and $0.6 million, respectively, and (iii) a change of amount due from/to related parties and an increase of other non-current assets of approximately $0.8 million and $0.5 million, respectively.

Our net cash used in operating activities was approximately $7.9 million and $4.7 million for the years ended December 31, 2020 and 2019, respectively.

Net cash used in operating activities for the year ended December 31, 2020 was primarily attributable to (i) our net loss of approximately $5.2 million adjusted for non-cash items of approximately $0.1 million, which primarily consisted of gain from the disposal of land use rights and properties, share-based compensation expense, and depreciation and amortization of approximately ($7.0) million, $3.4 million, and $1.8 million, respectively, (ii) a decrease of accounts and notes payable of approximately $3.7 million, and (iii) an increase of prepayment and other assets of approximately $0.7 million, which was partly offset by the decrease of inventories, change of amount due from/to related parties and increase of accrued expense and other current liabilities of approximately $1.9 million, $0.6 million, and $0.1 million, respectively.

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Net cash used in operating activities for the year ended December 31, 2019 was primarily attributable to (i) our net loss of approximately $19.5 million adjusted for non-cash items of approximately $12.5 million, which primarily consisted of share-based compensation expense, allowance for doubtful receivables, and depreciation and amortization of approximately $4.9 million, $3.6 million, and $2.1 million, respectively, (ii) a decrease of accounts and notes payable of approximately $3.4 million, and (iii) a decrease of operating lease liability of approximately $0.3 million, which was partly offset by the decrease of accounts receivable, an increase of accrued expense and other current liabilities, and an increase of contractual liabilities of approximately $2.4 million, $1.4 million and $1.3 million, respectively.

Our operations for at least the first half of 2020 were significantly adversely affected by the COVID-19 pandemic as previously discussed. We had limited cash flow generated from operating activities due to deferred sales orders and shipments and a decrease in sales. Despite our efforts to keep our operating expenses low, we had a net cash outflow for operating activities of $7.9 million for 2020.

Investing Activities

Net cash provided by investing activities was approximately $5.6 million for the six months ended June 30, 2021. Net cash provided by investing activities for the six months ended June 30, 2021 was primarily attributable to proceeds from the sale of land use rights and properties in 2020 received in the first six months of 2021 in the amount of approximately $6.2 million and loan repayments from related parties in the amount of approximately $2.1 million, partially offset by approximately $1.5 million in interest free loans provided to related parties, $0.9 million in payment of long-term investment payable, and $0.3 million in purchase of property, plant and equipment.

Net cash provided by investing activities was approximately $0.006 million for the six months ended June 30, 2020. Net cash provided by investing activities for the six months ended June 30, 2020 was mainly attributable to loan repayments from related parties of approximately $1.2 million, offset by approximately $1.1 million in interest-free loans provided to related parties.

Net cash provided by investing activities was approximately $26.5 million for the year ended December 31, 2020. Net cash provided by investing activities for the year ended December 31, 2020 was primarily attributable to proceeds from the sale of land use rights and properties in 2020 in the amount of approximately $27.0 million and approximately $2.3 million in loans repaid from related parties offset by the approximately $2.8 million in loans provided to related parties.

Net cash provided by investing activities was approximately $1.5 million for the year ended December 31, 2019. Net cash provided by investing activities for the year ended December 31, 2019 was mainly attributable to the increase of loan repayment from related parties of approximately $6.8 million offset by approximately $5.3 million in interest-free loans provided to related parties.

Financing Activities

Net cash used in financing activities was approximately $1.8 million for the six months ended June 30, 2021, primarily attributable to the loan repayments made to related parties and third parties of approximately $3.3 and $0.9 million, respectively, partially offset by the proceeds of loans from related parties of approximately $2.4 million.

Net cash provided by financing activities was approximately $3.0 million for the six months ended June 30, 2020, primarily attributable to loan proceeds from banks, related parties and third parties of approximately $10.7 million, $1.5 million and $1.9 million, respectively, partially offset by the repayment of bank loans of approximately $10.7 million and the repayment of loans to related parties of approximately $0.4 million.

Net cash used in financing activities was approximately $15.5 million for the year ended December 31, 2020, primarily attributable to the repayment of bank loans of approximately $26.4 million as well as loan repayments made to related parties and third parties of approximately $6.1 and $0.2 million, respectively, offset by proceeds from bank loans, the additional loans from related parties and third parties of approximately $10.9 million, $3.5 million and $2.9 million, respectively.

Net cash provided by financing activities was approximately $1.2 million for the year ended December 31, 2019 primarily attributable to the proceeds from bank loans of approximately $15.5 million as well as loans proceed from related parties and third parties of approximately $4.5 million and $1.8 million, respectively, offset by the repayments to bank loans and loans from related parties and third parties of approximately $17.3 million, $2.7 million and $0.7 million, respectively.

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Emerging Growth Company

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that (i) we are no longer an emerging growth company or (ii) we affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our combined financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

Taxation

We are primarily subject to income taxes in the United States and the PRC.

United States

We are subject to tax in the United States and account for income tax using an asset and liability approach, which allows for the recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The accounting for deferred tax calculation represents our best estimate of the most likely future tax consequences of events that have been recognized in our combined financial statements or tax returns and related future anticipation. A valuation allowance is recorded to reduce the deferred tax assets to an amount that is more likely than not to be realized after considering all available evidence, both positive and negative.

We have established a local assembly facility and plan to establish a supply chain and expand our research and development functions in the United States in the future. Additional cost and expense will be incurred and we expect to have additional deductible tax items for operations in the U.S.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences may affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations.

Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its net operating losses, or NOLs, to offset future taxable income. Future changes in our stock ownership could result in an ownership change under Section 382 of the Code. Any future NOLs we generate may also be impaired under state laws. In addition, under the 2017 Tax Cuts and Jobs Act, or the Tax Act, future tax losses may be utilized to offset no more than 80% of taxable income annually. There is also a risk that due to statutory or regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our future NOLs could expire or otherwise be unavailable to offset future income tax liabilities. It is uncertain if and to what extent various states will conform to the Tax Act. For these reasons, we may not be able to realize a tax benefit from the use of any future NOLs we generate, whether or not we attain profitability.

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Europe

For the years ended 2020 and 2019, we had no operations in Europe. We plan to establish a local assembly facility in Dusseldorf, Germany. As of July 2021, we began warehousing operations in Budapest, Hungary through a third-party logistics company. Accordingly, we will be primarily subject to the local income tax and Value-added tax (“VAT”). In Hungry, the income tax rate and standard VAT rate for transactions and operations undertaken in Hungary are 9% and 27% respectively. In Germany, the income tax rate including solidarity surcharge and standard VAT rate for transactions and operations undertaken in Germany are 15.825% and 19%, respectively. Revenues generated from spare parts sales and technical support will be relatively small and net profit generated from the support center, if any, is expected to be negligible.

Hong Kong

Our subsidiaries, Cenntro Automotive Group Limited and Sinomachinery Equipment Limited, are registered in Hong Kong as intermediate holding companies. These subsidiaries do not have employees or conduct any business operations in Hong Kong. We made no provision for Hong Kong profits tax in our combined financial statements as our Hong Kong subsidiaries had no income from Hong Kong sources for the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021. There is no plan to establish any business operation activities in Hong Kong in the near future.

PRC

Generally, we are subject to enterprise income tax on our taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our products and services are primarily subject to value-added tax at a rate of 13% on the vehicles, parts, repair and maintenance services which was 16% before April 1, 2019, as well as 6% on services such as research and development services, in each case less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our PRC subsidiaries in China to our Hong Kong subsidiaries will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiaries satisfy all the requirements under the tax arrangement and receive approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiaries would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Under the PRC Enterprise Income Tax Law, research and development expenses incurred by an enterprise in the course of carrying out research and development activities that has not formed intangible assets and are included in the profit and loss account for the current year. Besides deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional 75% deduction of the amount in calculating its taxable income for the relevant year. For research and development expenses that have formed intangible assets, the tax amortization is based on 175% of the costs of the intangible assets.

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Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

The reporting currency of our U.S. headquarters is the U.S. Dollar (“USD”) while our Chinese subsidiaries’ functional currency is Renminbi (“RMB”). Our combined financial statements are presented in USD and will be affected by the foreign exchange rate of the RMB against the USD. Additionally, during the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021, significant portions of our net revenues were derived from the sales in the EU and U.S., denominated in Euros or USD, respectively, while our costs and expenses were primarily incurred in the PRC (and denominated in RMB). The value of the RMB against the Euro, USD and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, as well as currency market conditions and other factors.

Since July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. During the years ended December 31, 2020 and December 31, 2019, the RMB depreciated against the USD by approximately 6.5% and 1.2%, respectively. During the six months ended June 30, 2021 and 2020, the RMB appreciated against the USD by approximately 0.05% and depreciated against the USD by approximately 1.45%, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the USD in the future.

Currency exchange rate fluctuation in either direction can negatively impact our results of operations and/or financial condition. Appreciation in RMB could have the effect of increasing our operating costs so long as a material amount of our current operations occur in China. Conversely, appreciation of USD against the RMB could have the effect of reducing the value of cash and cash equivalents held by our PRC subsidiaries for the purposes of making payments to suppliers or distributing income to CEG.

Furthermore, to the extent that we need to convert RMB to USD as our reporting currency, the depreciation of the RMB against the USD will adversely impact our consolidated net asset and profit or loss items presented in our combined financial statements. The effect of a change in the foreign exchange rate of the RMB against the USD on our combined financial statements is recorded under translation reserve within our shareholders’ equity and foreign currency translation within our other comprehensive income or loss. As of June 30, 2021, combined net asset attributable to entities for which RMB is the functional currency was approximately $14.6 million measured in USD. Were the USD to appreciate 10% against RMB, from a rate of US$1.00 to RMB 6.4566 (the foreign exchange rate as of June 30, 2021) to a rate of US$1.00 to RMB 7.1023, we would have recognized a decrease in net assets of approximately $1.5 million.

Interest Rate Risk

Prior to November 2020, we had a number of short-term fixed interest rate loans from certain financial institutions that we renewed annually. At each renewal, the interest rate would be adjusted based on prevailing interest rates. However, we paid off all outstanding balances on such bank loans as of December 31, 2020. Our current borrowings are from certain third parties and related parties and bear fixed interest rates, generally ranging from 8% to 15%, and in the case of one loan, 24%, and are not subject to interest rate risk. We intend to obtain additional debt financing from financial institutions, to the extent available on commercially favorable terms, which debt we would anticipate bearing variable interest rates and thus expose us to interest rate risk.

Inflation

For the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 and 2020, the vast majority of our net revenues derived from the markets in the European Union and the United States, while our costs and expenses were primarily incurred in the PRC. To date, global inflation has not materially impacted our results of operations. According to the International Monetary Fund, the consumer price index in the European Union, the United States and the PRC for the years ended December 31, 2020 and 2019 increased year-over-year by 0.79% and 1.44%, 1.23% and 1.81%, and 2.42% and 2.9%, respectively, and for the six months ended June 30, 2021 and 2020, increased year-over-year by 0.67% and 2.35%, 0.65% and 5.39%, and 2.51% and 1.75%, respectively. Although we have not been materially impacted by inflation in the past, we may be adversely impacted in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as parts and materials, employee compensation and office operating expenses may increase as a result of higher inflation. We expect that cost increases due to inflation in the PRC would coincide with price inflation in the EU and U.S. markets in which we market and sell; however, we are not able to hedge our exposure to the excess inflation in China.

Seasonality

Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Usually, any unexpected severe weather conditions in some markets may impact demand for our vehicles.

Critical Accounting Policies and Estimates

See Note 3 “Summary of Significant Accounting Policies” to our combined financial statements for a description of critical accounting policies and estimates that may potentially impact our financial position, results of operations or cash flows.

Recently Accounting Pronouncements

See Note 3 “Summary of Significant Accounting Policies” to our combined financial statements for a description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows.

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BUSINESS OF CENNTRO

You should read the following description of our business in conjunction with our combined financial statements and related notes included herein. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors.” The financial statements included herein are the combined financial statements of CEG, CAC and CAG HK (together, “Cenntro”) and its subsidiaries. References to “dollars,” “$,” “U.S. dollars” and “USD” refer to United States dollars. For detailed information regarding the business of each subsidiary of Cenntro, please refer to “— Subsidiary Information.” Our fiscal year ends on December 31. References in this section to “we,” “us” and “our” are to Cenntro and its subsidiaries. References to “homologate” or “homologation” refer to the process of obtaining regulatory approval for marketing of vehicles in a jurisdiction.

Our Business

We are a designer and manufacturer of electric light- and medium-duty commercial vehicles (“ECVs”). Our purpose-built ECVs are designed to serve a variety of corporate and governmental organizations in support of city services, last-mile delivery and other commercial applications. As of June 30, 2021, we have sold or put into service more than 3,100 units of our first ECV model, the Metro®, in 16 countries across North America, Europe and Asia. The Metro® has been driven over seven million miles by commercial end-users in China alone. We plan to introduce four new ECV models to serve the light- and medium-duty market by the end of 2021. Our mission is to leverage our technological and research and development capabilities in areas such as vehicle design, digital component development, vehicle control software, and “smart” driving to become a technology leader in the ECV market.

We have established an asset-light, distributed manufacturing business model through which we can distribute our unique modular vehicles in unassembled semi-knockdown vehicle kits for local assembly in addition to fully assembled vehicles. Our business model allows us to both (i) design, manufacture, assemble, homologate and sell ECVs to third parties for distribution and service to end-users and (ii) distribute manufactured vehicle kits, which are then assembled, homologated, sold and serviced by third parties in their respective markets. We refer to these third parties as our “channel partners.” Each of our vehicle models has a modular design that allows for local assembly in small factory facilities that require less capital investment. We currently manufacture our own vehicle kits for the Metro® in our facilities in China. We plan to leverage the economies of scale of our manufacturing partners in China to manufacture vehicle kits for each of our new models for local assembly at our facilities in the United States and Europe to further reduce overhead costs compared to our competitors. We believe our distributed manufacturing methodology allows us to execute our business plan with less capital than would be required by the traditional, vertically integrated automotive model and, in the long-term, drive higher profit margins.

We began pilot production of our first-generation, U.S. Class 1 (0 – 6,000 lbs.), electric light-duty commercial vehicle, the Metro®, in 2018, and, as of June 30, 2021, we have sold approximately 1,800 units in over 16 countries across Europe, North America and Asia, and put into service approximately 1,300 additional units in China through affiliated parties. The Metro® is a customizable ECV used in commercial applications such as city services (i.e., street cleaners, firetrucks, food trucks and garbage trucks) and last-mile delivery. The Metro® was “born electric,” meaning that, unlike many other ECVs that are converted from existing ICE designs, the Metro® was purpose-built from inception to be highly cost-effective and energy efficient, implementing a number of proprietary design elements including a lightweight structure and efficient power system. With our developed supply chain and relationships with component vendors and our growing channel partner network, we believe we are in position for larger scale production and distribution of the Metro®. For the year ended December 31, 2020 and the six months ended June 30, 2021, we generated $4.8 million and $2.0 million in revenue from the sales of our Metro®, respectively.

Since our inception, we have invested resources in the research and development not only of ECV design and manufacturing processes, but also in digitally enabled components, intra-vehicle communication, vehicle control and vehicle automation, or what we collectively refer to as “vehicle digitization.” We have developed a prototype system-on-chip (which we sometimes refer to as an “SOC”) for vehicle control and an open-platform, programmable chassis, with potential for both programmable and autonomous driving capabilities. We have also designed and developed in-house a proprietary telematics box, sometimes referred to as a T-Box, which allows our ECVs to send and receive data relating to location, speed, acceleration, braking and battery consumption, among others to end-users. Additionally, our engineers have worked closely with certain of our qualified suppliers to co-design digitally enabled components in areas such as steering, braking, acceleration and signaling.

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We plan to introduce four new ECV models in 2021, which are designed for specific geographic markets and to address additional commercial applications. The CityPorter™ is a U.S. Class 4 (over 14,000 lbs.) medium-duty electric commercial truck designed to meet U.S. city delivery and service needs. We completed homologation of the CityPorter™ in the United States in the third quarter of 2021. The CityPorter™ is expected to be commercially available in the United States during the fourth quarter of 2021. We have completed all required tests to deliver the CityPorter™ to end-users in the United States except for the California Air Recourse Board emission test (“CARB”) emission test. We expect to complete the CARB emission test by the end of November 2021. The CityPorter™ will be offered in four configurations: cargo-box, van, flatbed truck, and basic chassis for upfitters. The Neibor® 200 is a European Union and UK L7e (heavy quadricycle) Class compact electric commercial vehicle designed to meet European neighborhood delivery and neighborhood service needs. The Neibor® 200 is expected to be homologated and commercially available in the European market in the fourth quarter of 2021. We have sent our production prototypes of Neibor® 200 to EU regulatory authorities for homologation, which we expect to be approved by November 2021. The Logistar™ is a European Union N1 Class electric commercial vehicle designed to meet the European Union’s city delivery and city service requirements and complement the smaller Neibor® 200 model. It is expected to be homologated and commercially available in the European market in the fourth quarter of 2021. We have sent our production prototypes of Logistar™ to EU regulatory authorities for homologation, which we expect to be approved by November 2021. We are also developing the Terramak™, an off-road electric commercial vehicle for U.S. off-road use with essentially no homologation requirements and limited certification requirements. The Terramak™ is currently in preparation for production and is expected to be commercially available in the United States during the fourth quarter of 2021. Because the Terramak™ is an off-road ECV, it is not subject to regulations by the Department of Transportation or NHTSA (National Highway Traffic Safety Administration). We have limited experience to date in manufacturing each of the CityPorter™, the Terramak™, the Neibor® 200 and the Logistar™ as well as limited experience building and ramping up multiple vehicle production lines across multiple factories in different geographies. In order to introduce new ECV models, we have to coordinate with our suppliers, assembly partners, manufacturing partners, channel partners and other third parties in order to ensure timely execution of the manufacturing and assembly processes. We may experience launch and production ramp up delays for new ECV models. See “Risk Factors—Risks Related to Our Business and Financial Results—Our future success depends on our ability to introduce new models and we may experience delays in launching and ramping up production of our new ECV models.”

We have also developed the e-Portee, an open-platform and programmable chassis product. The e-Portee is designed to be a basic modular building block for use by auto makers and special vehicle upfitters in the design of automated or autonomous driving vehicles. Through our advancements in vehicle digitization and smart components, we have equipped the e-Portee with digital control capabilities. The e-Portee allows third-party developers to integrate detection devices (i.e., lidar, radar, ultra-sound, infrared and other sensory devices) and third-party or proprietary decision-making software to allow for vehicles based on the programmable chassis to be driven autonomously.

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The electrification of the global automotive industry has been a major policy focus of governments worldwide. Certain countries, such as the United States, China, Canada, Germany, and various other European countries, have announced aggressive EV initiatives designed to reduce carbon emissions, through the replacement of fossil fuels, and have begun incentivizing the development and sale of ECVs through government subsidy programs. According to the F&S Report, a global growth strategy consulting and research firm, total sales volume of light-duty ECVs in the European Union are expected to increase from approximately 21,000 units in 2019 to approximately 204,900 units in 2024, representing a CAGR of 57.7%, and total sales volume of light ECVs in the United States will increase from less than a thousand units in 2019 to approximately 52,600 units in 2024.

Subsidiary Information

Set forth in the table below is the primary business and domicile of each of our subsidiaries:

●	Hangzhou Cenntro Autotech Co., Ltd., a PRC limited liability company (“Autotech”), is one of our operating subsidiaries in China. Operations under Autotech include vehicle and technological developments, homologation (in certain instances), regulatory compliance, quality assurance, and the holding of material assets in Hangzhou, China.

●	Hangzhou Hengzhong Tech Co., Ltd., a PRC limited liability company (“Hengzhong Tech”), is one of our operating subsidiaries in China. Operations under Hengzhong Tech include supply procurement, vendor qualification and auditing, component quality assurance and certification, and component development.

●	Hangzhou Ronda Tech Co., Ltd., a PRC limited liability company (“Ronda”), is one of our operating subsidiaries in China. Operations under Ronda include corporate affairs, administrative, human resources, global marketing and sales, and after-market support to our channel partners.

●	Shengzhou Cenntro Machinery Co., Ltd., a PRC limited liability company (“Shengzhou Machinery”), is currently dormant. Prior to our sale of the land and facility in Shengzhou, China, Shengzhou Machinery owned and operated our Shengzhou manufacturing facility, where it manufactured key components for the Metro and assembled vehicle kits and full vehicles. In May 2021, Shengzhou Machinery ceased these operations.

●	Sinomachinery Equipment Limited, a Hong Kong private company limited by shares (“Sinomachinery Equipment”), is the non-operating, investment holding company of Zhejiang Sinomachinery (as defined below).

●	Zhejiang Sinomachinery Co., Ltd., a PRC limited liability company (“Zhejiang Sinomachinery”), is one of our operating subsidiaries in China. Zhejiang Sinomachinery’s operations focus on the development and maintenance of our supply chains and the development of our Logistar™ model.

●	Zhejiang Cenntro Machinery Co., Ltd., a PRC limited liability company (“Zhejiang Machinery”), is one of our operating subsidiaries in China. Operations under Zhejiang Machinery include leasing our facility in Changxing, China and assembling our Metro® model vehicle kits and fully assembled vehicles. Zhejiang Machinery currently performs the role that Shengzhou Machinery had performed prior to the sale of our facility in Shengzhou in 2020.

●	Zhejiang Tooniu Tech Co., Ltd., a PRC limited liability company (“Tooniu”), is one our operating subsidiaries in China. Tooniu’s operations focus on the development of off-road electric utility vehicles. Tooniu is responsible for the development and supply of the Terramak™ vehicle and vehicle kits to our channel partners.

●	Zhejiang Xbean Tech Co. Ltd., is a PRC limited liability company (“Zhejiang Xbean”). Zhejiang Xbean’s operations historically focused on the design, manufacture and sale of certain smaller ECV models that are not material to our business. Zhejiang Xbean ceased operations in early 2021.

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Industry Overview and Market Opportunity

The EV Market

According to an April 2020 report by Allied Market Research, the global EV market was valued at approximately $162.3 billion in 2019 and is projected to reach approximately $802.8 billion by 2027. The North American market is estimated to reach upwards of approximately $194.2 billion by 2027 and the Asia-Pacific market is expected to reach approximately $357.8 billion in the same period. North America and Europe are expected to experience compound annual growth rates in this market of 27.5% and 25.3%, respectively, between 2019 and 2027. Factors such as increases in demand for fuel-efficient, high-performance and low-emission vehicles, along with stringent government rules and regulations toward vehicle emissions are expected to drive the growth of the electric vehicle market.

Many governments around the world, including the United States, China, Germany, and various other European countries, are regulating vehicle emissions and fuel economy standards and offering incentives to commercial and government operators to purchase more energy efficient vehicles. The mitigation of greenhouse gas emissions from ICE vehicles is an integral part of various nations’ strategies to meet the objectives of the 2015 Paris Agreement, which the United States recently rejoined. Some of the countries that have made announcements regarding their intention to phase out ICE vehicles include the following:

●	China: End production and sales of ICE vehicles by 2040;

●	France: Ban the sale of ICE cars by 2040;

●	Germany: No registration of ICE vehicles by 2030 (passed by legislature); cities can ban diesel cars;

●	India: Official target of no new ICE vehicles sold after 2030; Incentive program in place for EV sales;

●	Japan: Incentive program in place for EV sales; and

●	United Kingdom: Ban the sale of new ICE cars starting in 2035.

In the United States, the Biden administration recently announced plans to put the United States on a path to achieve net-zero emissions, economy-wide, by no later than 2050. The Biden administration has also proposed investments in infrastructure including roads, bridges and the electricity grids; greater access to electric vehicle charging stations; a carbon pollution-free power sector by 2035; and innovation to drive dramatic cost reductions in critical clean energy technologies, including battery storage. In 2021, President Biden signed an executive order that mandates the replacement of all civilian federal vehicles, over 600,000 vehicles, with U.S.-made clean and zero-emission vans, trucks and passenger vehicles. The Biden administration has also announced a goal of building more than 500,000 EV chargers across the United States and has expressed its support for an expansion of federal tax credits and incentives targeted at EVs and EV manufacturing. We believe the Biden administration’s strong support for EVs and renewables will encourage an even more rapid shift from ICEs to EVs in the United States, particularly in the commercial vehicle market.

Incentive programs and new regulations affecting passenger and commercial vehicles vary by country. However, there is strong sentiment to reduce global greenhouse gas emissions from leading governments. For heavy-duty vehicles, the European Union mandated a 15% reduction in CO2 emissions (from 2019 levels) by 2025 and a 30% reduction target (from 2019 levels) by 2030. Also, by 2025, manufacturers will be required to ensure that at least a 2% market share of the sales of new vehicles is made up of zero-and-low-emission vehicles to counteract steadily increasing road traffic emissions. For light-duty vehicles, the European Union has mandated a 15% reduction in CO2 emissions by 2025 and a 31% reduction target by 2030. The European Union may impose financial penalties on vehicle manufacturers for failure to achieve certain CO2 emission targets imposed on such manufacturers, with such penalties scaling upward based on the level of CO2 emission exceedance for their vehicles. We believe that increasing government regulations and incentives, together with shifting consumer preferences, will encourage significant growth in the market for ECVs.

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Improvements in Battery Technology

With the global trend toward reducing the number of ICE vehicles, electric-battery and fuel cell technologies stand out as strong alternatives. Battery costs have decreased significantly over the past decade and, in the long run, prices are expected to continue to fall. According to research service BloombergNEF (BNEF), lithium-ion battery pack prices decreased from above $1,100 per kilowatt-hour in 2010 to $137/kWh in 2020 in real terms, representing a decline of approximately 89%. In addition, BNEF forecasts that by 2023 average prices are expected to fall to as low as $100/kWh. Although battery pack prices have increased and may continue to increase in the near-term due to the rising price of lithium as a result of COVID-19 and other factors, we anticipate that battery prices will continue to decrease in the long-term. As investment in battery technology continues to increase, we believe these cost reductions will continue to improve the economics of battery-powered ECVs.

Last-mile Delivery and City Services

The last-mile delivery market in the United States and the European Union is quickly expanding, driven by the rapid growth in the e-commerce industry resulting from consumer preference for faster deliveries, significant increases in online purchases resulting from COVID-19, and governmental focus on low emission urban logistics models. According to the F&S Report, from 2015 to 2019, retail sales from the e-commerce channel in the United States increased from approximately 7.3% to 11% of all United States retail sales and is estimated to increase to approximately 20.2% by 2024. In addition, from 2015 to 2019 retail sales from the e-commerce channel in the European Union increased from approximately 9.5% to 13% of all European retail sales and is estimated to increase to approximately 22.3% by 2024. We believe consumer behavior will accelerate the online transformation of retail businesses and the expected need for efficient last-mile delivery ECVs.

We believe there is a growing sustainability trend among companies to reduce their carbon footprint and incorporate ECVs into their commercial delivery fleets. A number of well-established companies, such as Amazon, FedEx, UPS and Walmart have made announcements about their intentions to reduce CO2 emissions and/or become carbon neutral by a specified future date. A number of these companies have committed to purchase large quantities of ECVs (some of which are not yet commercially available) to transition their fleets over the next several years, with a focus on enhancing their last-mile delivery services, as well as lowering their operating costs, all while reducing their carbon footprint.

Autonomous Driving

The world’s largest technology and automotive companies are engaged in large-scale projects related to autonomous driving initiatives and other future mobility projects. The vast economic and safety potential of autonomous vehicles has continued to drive substantial investment, further accelerating the pace of technological development. According to AlixPartners, an estimated $75 billion is projected to be deployed between 2019 and 2023 on autonomous driving development.

Our Competitive Strengths

We design, develop and manufacture ECVs in a cost-effective manner to enable us to compete favorably in the light- and medium-duty commercial vehicle market. We believe our competitive strengths position us well to continue to grow our installed base of vehicles and capitalize on the expected growth in the light- and medium-duty ECV market:

Proven Record of Manufacturing and Distributing ECVs

We have manufactured light-duty ECVs since 2018. Our business to date has been primarily focused on selling the Metro® in the light-duty ECV market, which is a relatively new market with only a limited number of automakers successfully delivering vehicles in this segment currently. As of June 30, 2021, we have sold approximately 1,800 Metro® units in Europe, North America and Asia and put into service approximately 1,300 additional units in China through affiliated parties. We have established relationships with 16 channel partners, including three “private label” channel partners that assemble our vehicle kits and sell them in the United States and certain countries in the European Union, two channel partners that upfit our vehicles and sell them in Korea and the United States and the remainder that sell the fully assembled vehicles we manufacture. We believe our production and delivery of over 3,100 Metro® units, with over seven million miles of commercial use in China alone, provides us valuable insight into market dynamics that are not readily apparent or accessible to new competitors, which will assist us as we expand into new markets.

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We believe we are positioned to take advantage of the growing ECV market, which has few mature competitors capable of manufacturing and delivering cost-effective and financially viable ECVs today.

Distributed Manufacturing Methodology

Traditionally, automakers operate under a vertically integrated business model performing a variety of capital-intensive and time-consuming functions, including not only vehicle design, process setup, tooling, parts making, supply chain establishment, vehicle assembly and vehicle homologation, but also market promotion, sales and distribution, after-market support and vehicle servicing. This business model requires significant capital, is asset heavy and imposes significant barriers to entry for new players while impeding their ability to rapidly change their vehicle lineup or their operating model.

Based on our unique manufacturing and distribution model, we believe we are positioned to be an industry disruptor. Unlike many traditional, vertically integrated vehicle companies, which manufacture fully assembled vehicles for export, we use an innovative distributed manufacturing methodology in which our ECVs are designed to be exported as vehicle kits and assembled in local markets. Our ECVs are designed using a “modular” method, allowing for simple assembly and eliminating the need for acquiring and maintaining heavy and expensive assembly equipment at the local assembly stage. We manufacture and integrate the materials and parts into our vehicle kits, which we can then ship to one of our local assembly facilities or our channel partners for assembly, and thereafter for marketing, sales and service by our channel partners.

We believe that our distributed manufacturing methodology can provide us with competitive advantages compared to traditional vehicle manufacturers, as we may benefit from local tax incentives and lower import duties as well as greater brand recognition and consumer goodwill in our targeted markets. In addition, we believe our distributed manufacturing methodology provides significant advantages for local homologation, local distribution, and local service. For example, we believe U.S. homologation certification requirements are less burdensome for vehicles that are manufactured in the United States rather than imported into the United States.

As of June 30, 2021, our distributed manufacturing methodology relies upon seven assembly facilities, including three “private label” channel partners with local assembly facilities in the United States and the European Union (that assemble, market and sell ECVs based on the design of our Metro® under the names Ayro 411 and TME ABLE), two assembly partners with local assembly facilities in China for sales in the local ECV market, our facility at Changxing, which assembles for international export, and our local assembly facility in Freehold, New Jersey, where we plan to begin trial production of our CityPorter™ and Terramak™ vehicles. For further discussion of our private label channel partners, see “—Our Channel Partners and Channel Partner Network.” We are also in the process establishing local assembly facilities in Dusseldorf, Germany, where we intend to assemble the Metro®, the Logistar™ and the Neibor® 200 for sales within the European Union, and in Jacksonville, Florida, where we plan to assemble the CityPorter™ and the Terramak™ for distribution to our channel partners for sales in the North American market. Prior to the regionalization of our supply chains, we plan to utilize these facilities to assemble vehicle kits that we manufacture in our facilities in Changxing. All manufacturing processes of the ECV components for our CityPorter™, Neibor® 200, Logistar™ and Terramak™ will be subcontracted to our qualified suppliers, allowing us to further reduce our capital expenditure requirements and increase our focus on local assembly.

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In the long-term, through our deep supply chain development know-how, we intend to establish supply chain relationships in North America and the European Union to support our manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially the duties associated with importing our components and spare parts. We plan to use a “merge in transit” model where component parts from suppliers are consolidated at our local assembly facilities for final ECV assembly.

Our Core Technology

Because we design, develop and manufacture our ECVs, our technology is at the core of what we believe positions us to effectively compete and become a technology leader in the ECV market. Since inception in 2013 through June 30, 2021, we have spent approximately $74.0 million in research and development activities related to our business. Specifically, we have developed new vehicle chassis structures and digital control, smart driving and network connectivity capabilities. In addition to our significant know-how, as of June 30, 2021, we had 132 discovery patents, nine design patents and 104 innovation patents granted by the Chinese Patent Office, and 11 innovation patent applications and 56 discovery patent applications pending in the Chinese Patent Office (including seven currently pending PCT patents), covering our technological innovations relating to power systems, vehicle electronics, vehicle control and structure, production processes and other new technologies.

Our technological advantage begins with our chassis designs, which promote efficiencies in energy consumption as well as development and manufacturing processes. The Metro® and Neibor® 200 utilize proprietary, lightweight chassis designs that reduce the overall weight of the vehicle and thus increase the battery efficiency of the vehicle. Our chassis designs also lend themselves to modification and flexibility to meet the needs of the specific customers in our local markets. For instance, our Metro® can be upfitted and customized to fill a variety of end-user roles, such as a small firetruck, street sweeper, vending truck, garbage truck, pickup truck or service truck.

We have developed a proprietary VCU that allows for vehicle status awareness and vehicle operation control capabilities. We have designed our VCU to integrate the various sub-control systems and embedded systems on our ECVs into a single module, which oversees and controls vehicle operations such as monitoring, driving, alarming, communication, display, positioning, and entertaining, among other functions. Our VCU allows end-users to connect their ECV fleet to a vehicle management system in order to monitor fleet operations and driver behavior, enabling them to efficiently manage their delivery performance and logistics. Through the VCU interface, end-users are able to customize vehicle operations, including setting speed and boundary limitations, horn control, light control, and other controls that we believe enhance the safety and functionality of our ECVs.

For future vehicle applications, we have made innovations in digital control technology and employed autonomous “smart driving” technology. Our “digital control” technology allows an ECV component to act solely through the control of a computer program or AI rather than manual human intervention. For instance, a digitally enabled windshield wiper could automatically alter its speed of oscillation to optimize visibility, based on determinations of a computer program that measures the severity of the rain. Our “smart driving” technology extends digital control capability to components that control the movement of the ECV (i.e., steering, braking, acceleration, signaling and parking). We have also successfully developed a programmable chassis and tested an autonomous “smart driving” delivery truck on the road with real traffic. Our programmable chassis, while interfacing with third-party decision-making software, will not require a steering wheel or any pedals and will execute driving operations solely via control by a computer program or AI software.

We are focused on continuous improvement in our technology through continued investment in research and development. We believe our ECV expertise, market focus, installed base of vehicles and know-how (including our smart driving capabilities), coupled with our dedication to research and development, will enable us to continue advancing our business.

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Low Upfront Cost and Operating Costs to End-Users

Through our modular ECV design and unique business model, we are able to enter the ECV market with a competitively priced product compared to our competitors in the ECV space. Our ECVs are designed with a proprietary, lightweight chassis structure, enabling us to use less steel and our ECVs to utilize less battery power than our competitors. Through our distributed manufacturing methodology, we can ship our vehicle kits for assembly (as opposed to completed vehicles), enabling shipment, in the case of the Metro®, of four ECVs per 40-foot ocean freight containers, resulting in lower transportation cost, and in some cases, lower import tariffs than fully assembled ECVs.

Furthermore, because our ECVs have fewer components and moving parts than their ICE counterparts, we believe the ongoing maintenance costs of our vehicles is low. In addition, engines in traditional ICE commercial vehicles typically have a 10-year life, whereas the motor in our ECVs are designed to last, on average, for more than 20 years. The lithium-ion batteries used in our ECVs have a useful life of approximately 2,000 charge-cycles, with each charge providing for a range, in the case of Metro®, of approximately 124 miles per charge for a total range of approximately 248,400 miles over a battery’s useful life. Additionally, based on our collected data, the Metro® has an MPGe of approximately 156 (equivalent to 4.875 miles per KWh).

Our Integrated Supply Chain

We have invested significant time and resources in developing a supply chain capable of providing all of the components and materials necessary to manufacture our ECVs. Our integrated supply chain is comprised of over 200 suppliers predominantly located in China. Generally, our suppliers undergo rigorous testing before we onboard them as a supplier, including quality and process auditing, product verification, regulatory compliance and reliability testing. Our suppliers must demonstrate that they can consistently deliver their specialized parts on time, while meeting our quality and product specifications. Many of our components are based on Cenntro-developed designs, and our suppliers are contractually restricted from selling our customized components to any third parties.

Currently, materials and components for our ECVs are shipped to our Changxing facility where we manufacture key components of our Metro® and manufacture vehicle kits for certain of our ECV models. Our vehicle kits are then fully assembled by us at the Changxing facility or our local assembly facilities in the United States and Germany (once operational), or by our private label channel partners at their assembly facilities in the United States and certain countries in the European Union. We plan to expand our supply chain as necessary to support our planned growth, including localizing our supply chain for certain key components of our ECVs in North America and the European Union. All manufacturing processes of the ECV components for our CityPorter™, Neibor® 200, Logistar™ and Terramak™ will be subcontracted to our qualified suppliers, allowing us to further reduce our capital expenditure requirements and increase our focus on local assembly.

Our Network-Enabled Cloud Technology

Each of our ECV models are fitted with a networking device connecting the vehicle to our proprietary cloud-based software, which enables our end-users to collect data about vehicle configuration, vehicle status and user efficiency through a system of digitally enabled components, which we sometimes refer to as “smart components,” that we install in our ECVs. We believe the information collected on our cloud-based information database system provides significant benefits to our end-users. With over 100 different metrics capable of being measured through the use of smart components, our database allows end-users to track the performance of specific vehicle components and provides them insight into the reliability and efficiency of these components. In addition, this information allows end-users to monitor fleet operations and driver behavior, enabling them to efficiently manage their delivery performance and logistics. To the extent end-users provide our channel partners with access to this information, our channel partners may use this information to provide enhanced after-market servicing and support to their customers. We also believe this data may be valuable to end-users for insurance, financial and other purposes. Moreover, end-users are able to use our network to customize vehicle operations, including setting speed and boundary limitations, horn control, light control, and other controls that we believe enhance the safety and functionality of our ECVs.

Using our proprietary cloud-based software, we have analyzed over seven million miles of commercial use in China in order to improve our ECVs’ reliability and durability. With the permission of the end-users of the vehicles, we received data collected from approximately 950 Metro® units that we put into service through an affiliated company in the Chinese market. This data included vehicle-specific data collected for operational analysis (for example, total cumulative miles traveled or uptime before the failure of a specific component), which we used for instance to determine which of our components fail most often, which of our components fails first and for how long they were operational, in order to make improvements in the quality and durability of such components. We enable end-users to collect, store and analyze data using tools that we have developed but we do not have access to this end-user collected data unless we request and receive access from the end-user. We do not currently and do not intend to collect, use or store any vehicle-specific or driver-specific data in the future in any region.

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Strategic Channel Partner Network

We have established our channel partner network to distribute our ECVs in a number of markets around the world. Through this network, we have engaged partners for local homologation, promotion, distribution, and service in the markets they serve, and, in a limited number of cases, assembly, upfitting and customization. All our channel partners sell fully assembled ECVs. In addition, channel partners that have established the capabilities to assemble our ECVs receive vehicle kits from us, assemble the vehicles and sell them locally in the country or region in which they serve under their brand. We refer to these channel partners as “private label”. Our channel partners include local businesses, dealers, distributors, auto repair shops and service providers, who purchase our fully assembled ECVs (other than the private label channel partners) and sell them in their respective local markets.

More specifically, we believe our channel partner network provides significant advantages to us as we are able to outsource the cost of marketing, distribution and maintenance (and in some markets, homologation) to businesses with local know-how in their respective markets and avoid the cost of developing this local know-how. As of June 30, 2021, we had established business relationships with 16 channel partners in 13 countries, including three private label channel partners in the United States and Germany and two assembly partners in China.

Our Highly Skilled and Experienced Management Team

Our management team is led by Peter Z. Wang, our Chief Executive Officer and Chairman of the board of directors, who we refer to as our Chairman. Mr. Wang has extensive experience in the automotive and technology industries, having co-founded Sinomachinery Group (a diesel power system (engine and transmission) manufacturer) in 2006 and UTStarcom (a global telecom infrastructure provider), which went public in 2000. Mr. Wang was named as one of the Outstanding 50 Asian Americans in Business by Asian American Business Development Center in 2004, one of China’s 100 Most Innovative Businessmen by Fast Company Magazine in 2017 and one of the Most Intriguing Entrepreneurs by Goldman Sachs in 2019.

More specifically, our management team has significant experience in vehicle design, supply chain, logistics, quality control and process management. Our management is singularly focused on developing and manufacturing high quality, best-in-class, light- and medium-duty ECVs for the growing ECV marketplace and becoming a technology leader in the ECV market. Starting in 2013 with a simple idea, our management team has successfully designed energy efficient ECVs and associated technologies and established a broad supply chain to support our product growth.

Our Growth Strategy

We intend to be a leading global designer, developer and manufacturer of electric light- and medium-duty ECVs. The key elements of our growth strategy include:

Expand Our Channel Partner Network and Assembly and Supporting Facilities

As of June 30, 2021, we have established business relationships with 16 channel partners in 13 countries, including the United States, Germany, Korea, Spain, Italy and Mexico, and two assembly partners in China. We plan to expand our channel partner network and increase the number of our assembly facilities in the United States, the European Union and, in the long-term, Japan. As our channel partner network and Cenntro facility footprint grows, we expect to penetrate a broader segment of the global market and increase our sales volume and product offerings. We expect to add up to 16 additional channel partners in 2022.

In 2021, we opened a local assembly facility in Freehold, New Jersey for trial production of our CityPorter™ and Terramak™ vehicles. We also have established warehousing services with a logistics company in Budapest, Hungary to house spare parts for our Metro® models. We are also in the process of establishing local assembly facilities in Dusseldorf, Germany, where we intend to assemble the Metro®, the Logistar™ and the Neibor® 200 for sales within the European Union, and in Jacksonville, Florida, where we plan to assemble the CityPorter™ and the Terramak™ for distribution to our channel partners for sales in the North American market. We believe establishing a local assembly facility in Dusseldorf will provide us with access to well-established hardware and logistics systems and trained personnel.

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We believe that augmenting our channel partner network, assembly facilities and support centers together with regionalizing our supply chain will enhance brand recognition, provide economic advantages and reduce time to market for our ECVs.

Regionalize Manufacturing and Supply Chain

We plan to regionalize the manufacturing and supply chain relating to certain key components of our ECVs, such as vehicle frames and battery packs, in the geographic markets in which our ECVs are sold. In the long-term, through our deep supply chain development know-how, we plan to geographically expand our supply chain to support our planned growth. More specifically, we intend to establish supply chain relationships in North America and the European Union to support our manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially the duties associated with importing our components and spare parts from China. We believe we can reduce the overall cost of ECV assembly in certain geographical markets by shifting to a “merge in transit” model, whereby component shipments from suppliers, including local market suppliers, are consolidated at our local assembly facilities for final ECV assembly, in contrast with our current model which integrates all components into vehicle kits or fully assembled vehicles in our manufacturing facilities in China. We believe that investing in the regionalization of our manufacturing and supply chain can ultimately provide significant benefits to us and our channel partners. We believe sourcing our ECV components and manufacturing, assembling and selling our ECVs regionally can help us reduce costs associated with import/export taxes and shipping, further reducing vehicle production costs. In addition, we believe that regionalizing our manufacturing and supply chain will help support and strengthen our brand in the markets in which our ECVs are sold, as our operations become integrated into those markets. We believe that our deep supply chain development know-how will provide us significant advantages; however, substantially all of our supply chain experience is limited to China. If we are unable to effectively manage the sourcing of our components and the responsiveness of our supply chain in areas outside of China, our business and results of operations may be harmed. It is also likely that in the early stages of our supply chain expansion, we can expect most component sources will be single-source suppliers in areas outside of China.

Expand Our Product Offerings

We began pilot production of our first-generation, U.S. Class 1 (0 – 6,000 lbs.), light-duty commercial vehicle, the Metro®, in 2018, and, as of June 30, 2021, we have sold approximately 1,800 units throughout Europe, North America and Asia and deployed approximately 1,300 additional units in China through affiliated parties. Utilizing our proprietary design and technology, we expect to launch the CityPorter™ as a U.S. Class 4 (over 14,000 lbs.) medium-duty commercial vehicle in the United States in the fourth quarter of 2021, the Neibor® 200, designed to meet the European Union and UK L7e Class qualifications, in the European Union and the UK in the fourth quarter of 2021 and the Logistar™, designed to meet European Union N1 Class truck qualifications, in the European market in the fourth quarter of 2021. Our product pipeline also includes the Terramak™, an off-road electric commercial vehicle, which is expected to be commercially available in the United States during the fourth quarter of 2021 and the e-Portee programmable chassis, which is expected to become commercially available in 2022.

Expand Market Breadth and Depth

We expect to increase our market share in the current markets where our ECVs are sold, while simultaneously penetrating new markets worldwide. As of June 30, 2021, we have sold the Metro® in over 16 countries throughout North America, Europe and Asia. We have homologated the Metro® in over 32 countries. We are currently targeting new markets where local governments have begun incentivizing a shift from ICEs to EVs. We intend to expand our reach in these markets with the efforts and market knowledge of our existing channel partners as well as by forming new partnerships and leveraging our increased brand recognition.

Autonomous Driving

We intend to continue to invest in chassis digitization and smart driving technology. We have developed the e-Portee, an open-platform and programmable vehicle chassis with digital control capabilities. The e-Portee is designed to act as a basic and core execution unit of an automated or autonomous driving vehicle. It includes application programming and communication interfaces that enable third-party autonomous driving vehicle developers to use this programmable chassis to develop various autonomous driving applications and fittings. We expect the e-Portee to become commercially available in 2022.

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Our ECVs

The Metro®

We began pilot production of our first-generation U.S. Class 1 (0 – 6,000 lbs.), electric light-duty commercial vehicle, the Metro®, in 2018, and, as of June 30, 2021 have since sold approximately 1,800 units throughout Europe, North America and Asia, and put into service approximately 1,300 additional units in China through affiliated parties. The Metro® is a customizable ECV used in commercial applications such as city services (i.e., street cleaners, firetrucks, and garbage trucks) and last-mile delivery. The Metro® was “born electric,” meaning that, unlike many other ECVs that are converted from existing ICE designs, the Metro® was purpose-built from inception to be highly energy efficient and providing for a greater range, implementing a number of proprietary design elements, including a lightweight structure and efficient power system. The Metro® has been driven over seven million miles of commercial use by end-users in China alone.

The Metro® chassis is designed with a unique cab-forward feature. By moving the cab of the Metro® forward over the front wheels, we have been able to increase its cargo volume ratio and decrease the cost of materials used in its manufacturing. In addition, the chassis of the Metro® has been designed to support a variety of fittings, allowing the vehicle to be used for a number of different applications, which we believe is a feature rarely offered by other ECV manufacturers and gives us the opportunity to market the Metro® to a wider array of potential end-users.

The Metro® complies with, or is exempt from, all applicable vehicle safety standards related to light-duty commercial vehicles in North America, Mexico and the Asian and European countries in which it is sold. The Metro® has passed N1 homologation requirements in Asia. In the European Union, the original version of the Metro® was classified as an L7e vehicle and has passed the EU homologation requirements for this category. We have made improvements to the original Metro® design and added more components such as airbags, air conditioning and advanced brake systems. As a result, our new model of the Metro® does not meet EU L7e weight requirements and will instead be classified as an N1 vehicle. We have obtained EU Small Series Type Approval for our new model of the Metro® under N1 vehicle classification, which includes an annual sales limitation of 1,500 units into the European Union market (excluding sales by our private label channel partners in the European Union). However, since the Metro® is sold in the European Union through our channel partners and by one of our private label channel partners that sells under its own brand name as a proprietary vehicle, we will be able to sell as many as 3,000 units in the European Union annually. See “—Our Channel Partners and Channel Partner Network.” In the United States, the Metro® qualifies as a Neighborhood Electric Vehicle (an “NEV”) with low-speed modifications, and, as a result, is not required to pass the United States high speed front-end impact test. NEVs are built to have a top speed of 25 miles per hour (40 km/h) and have a maximum loaded weight of 3,000 lbs. (1,400 kgs) and are classified by the United States Department of Transportation as low-speed vehicles. This qualification generally limits the Metro® to roads with posted maximum speed limits of 35 miles per hour (56 km/h). Under the EU Small Series N1 Type Approval, the Metro® does not have such speed limitations in the European Union.

Our lightweight chassis structure and cab-forward design of the Metro® enable greater payload and cargo volume with lower vehicle weight and smaller vehicle size, compared to other like-size ECVs. Our modular vehicle design enables us to manufacture a wide range of variations of Metro® models around a uniform chassis structure.

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We currently offer two basic models of the Metro®: the Metro® – 100 and the Metro® – 200. The primary differences among these models are the battery capacity (13–25.92 Kwh) and the driving range (100-200 km per battery charge). The following table sets forth product specifications for each of the current Metro®’s two basic models:

METRO® SPECIFICATIONS
Model	Metro®-200	Metro®-100
Dimensions (mm)	3910x1400x1905	3910x1400x1905
Payload Capacity (kg)	500	500
Cargo Volume (m3)	3.8	3.8
Max Speed (Km/h)	85	85
Range (Km)	200	100
Turning Radius (mm)	4200	4200
Gradeability (%)	20	20
Battery Type	Lithium-ion	Lithium-ion
Battery Capacity (Kwh)	25.92	13
Nominal Power (Kw)	12	12
Peak Power (Kw)	24	24

Our total revenues for sales of the Metro® was $4.8 million and $3.2 million for the years ended December 31, 2020 and 2019, respectively, and $2.0 million for the six months ended June 30, 2021, which accounted for 87.9% and 88.5% of total revenues for the years ended December 31, 2020 and 2019, respectively, and 81.7% of total revenues for the six months ended June 30, 2021.

Vehicles in Development

We plan to introduce four new vehicles in 2021: the CityPorter™, Neibor® 200, Logistar™ and Terramak™.

CityPorter™

The CityPorter™ is a medium-duty electric commercial truck designed to meet the delivery requirements of tier 1 logistics companies as well as upfitters. The CityPorter™ is a U.S. Class 4 (over 14,000 lbs.) truck under U.S. truck classification. It can be configured as a delivery van or a shuttle bus or equipped with a cargo box or a truck bed. In addition, the CityPorter™ can be upfitted for different applications of city service, such as a vending truck, fire truck, garbage truck and repair truck. We expect that the most common use of the CityPorter™ will be for intra-city delivery.

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CITYPORTER™ SPECIFICATIONS*
Dimensions (LxWxH)	5998x2060x2730mm		236x81x107.5in
Cargo Box Size (LxWxH)	3750x2060x1900		147.6x81x74.8in
Cargo Capacity	18M3		636FT3
Max Speed	90km/h		56mile/h
Wheelbase	3600mm		141.7in
Payload	2470kg		5446lb
Gradeability		25%
Max Range NEDC	300km		186mile
Gross Vehicle Weight Rate	6500kg		14,333lb
Nominal Power		60kw
Peak Power		100kw
Battery Type		LiFePO4
Battery Capacity		127kwh

*	Exact specifications are subject to change and may differ from those disclosed above.

We plan for the CityPorter™ to have a cargo volume of 18 cubic meters or 630 cubic feet (over three times the cargo volume of the Metro®) and a payload capacity of 2.745 tons (over seven times the payload capacity of the Metro®). We completed the homologation process for the CityPorter™ in the United States in the third quarter of 2021. We expect that the CityPorter™ will be commercially available in North America in the fourth quarter of 2021. We have completed all required tests to deliver the CityPorter™ to end-users in the United States except for the CARB emission test. We expect to complete the CARB emission test by the end of November 2021.

Neibor® 200

We have developed the Neibor® 200, a small truck that is designed to meet the European Union and the UK’s L7e (Heavy Quadricycle) qualification. The Neibor® 200 is designed for short distance delivery in narrow city streets and is expected to be used mainly for city delivery and last-mile delivery, and to a lesser extent by tradespeople. Unlike sales of the new model of the Metro® into the EU and UK markets (under Small Series Type Approval under the N1 designation, as discussed above), we do not expect the Neibor® 200 to be subject to any annual sales limitations in the European Union or in the UK. We completed the product prototype of the Neibor® 200 in March 2021. We expect the Neibor® 200 to be homologated and commercially available in the fourth quarter of 2021 in the EU market. We plan to assemble the Neibor® 200 in our Chinese facilities and in Dusseldorf, Germany (once our facility is operational) for sale in the European Union, respectively. We have sent our production prototypes of Neibor® 200 to EU regulatory authorities for homologation, which we expect to be approved by November 2021.

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NEIBOR® 200 SPECIFICATIONS*
Dimensions (LxWxH)	3400x1480x1490mm		133x58x59in
Cargo Box Size (LxWxH)	1450x1480x1300		57x58x51in
Cargo Capacity	2.8M3		100FT3
Max Speed	80km/h		50mile/h
Wheelbase	2240mm		88in
Payload	450kg		992lb
Gradeability		25%
Max Range NEDC	120km		75mile
Gross Vehicle Weight Rate	1,110kg		2,448lb
Nominal Power		12kw
Peak Power			20kw
Battery Type		LiFePO4
Battery Capacity		10kwh

*	Exact specifications are subject to change and may differ from those disclosed above.

Logistar™

To complement the Neibor® 200 in the European Union, we have also designed a larger ECV model, the Logistar™. The Logistar™ is designed to qualify as an N1 category truck in the European Union and will come in two models, each specialized for last-mile delivery, city delivery and city services. We have sent our production prototypes of Logistar™ to EU regulatory authorities for homologation, which we expect to be approved by November 2021. We expect our Logistar™ will be homologated and available for purchase in the European Union market in the fourth quarter of 2021.

LOGISTAR™ SPECIFICATIONS*
Dimensions (LxWxH)	4770x1677x2416mm		133x58x59in
Cargo Capacity (cargo box)	7.8M3		100FT3
Max Speed	80km/h		50mile/h
Wheelbase	3050mm		88in
Payload	1000kg		992lb
Max Range NEDC	255km		75mile
Gross Vehicle Weight Rate	2,600kg		2,448lb
Peak Power		50kw
Battery Type		LiFePO4
Battery Capacity		39.9kwh

*	Exact specifications are subject to change and may differ from those disclosed above.

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Terramak™

We designed the Terramak™ as an electric off-road commercial utility vehicle. The Terramak™ has a payload capacity up to 2,756lb (or 1,200kg), which we believe to be greater than the majority of currently available, off-road utility vehicles. The maximum speed of the Terramak™ is 65 km/h, which we believe is sufficient for off-road applications. We expect the Terramak™ to be used on farms, vineyards, golf courses, college campuses, parks, warehouses, industrial parks, and for other off-road applications. We anticipate that the Terramak™ will be commercially available in North America in the fourth quarter of 2021. Because the Terramak™ is an off-road ECV, it is not subject to regulations by the Department of Transportation or NHTSA (National Highway Traffic Safety Administration).

TERRAMAK™ SPECIFICATIONS*
Dimensions (LxWxH)	3800x1575x1890mm		150x62x74in
Truck Bed Size (LxWxH)	2000x1575x520		78.7x62x20.5in
Cargo Capacity	1.64M3		57.85FT3
Max Speed	65km/h		40mile/h
Wheelbase	2500mm		98.4in
Payload	800/1200kg		1764/2756lb
Gradeability		26%
Max Range NEDC	80km		50mile
Gross Vehicle Weight Rate	4180/4580kg		9,217/10,099lb
Nominal Power		10kw
Peak Power		15kw
Battery Type		LiFePO4
Battery Capacity		10/15kwh

*	Exact specifications are subject to change and may differ from those disclosed above.

Each of the CityPorter, Neibor® 200 and Logistar™ can be driven on all public roads, other than freeways in the case of the Neibor® 200.

Our Future Programmable Chassis

e-Portee

We have developed the e-Portee, an open-platform and programmable chassis product. The e-Portee is designed to act as a basic and core execution unit of an automated or autonomous driving vehicle. It includes application programming and communication interfaces that enable third-party autonomous driving vehicle developers to use this programmable chassis to develop various autonomous driving applications and fittings. We have designed the e-Portee to be able to execute commands received from an open-platform system, taking such actions as turning direction, accelerating, braking, reversing and activating lights. When combined with detection capabilities, a proprietary (or open source) driving system and configuration upfitting, the e-Portee can be integrated into a completed vehicle for various automated and autonomous driving applications, such as autonomous delivery, vending, cleaning, patrolling and other automated applications.

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We anticipate that third-party developers will integrate detection devices and develop their own proprietary decision-making software or use open-source software to allow for autonomous driving using the e-Portee. We expect that the e-Portee will be commercially available in 2022.

Features of our ECVs

Lightweight Chassis

Our proprietary lightweight chassis designs are the building blocks of our ECVs. While most ECV makers today use existing chassis designs borrowed from their ICE vehicle lines, which are relatively heavier, the lightweight of our chassis promotes energy efficiency and greater range. We utilize structurally sound, lightweight and stronger steel materials in the manufacturing of our chassis for various models and have designed a structure with the aim to minimize unnecessary weight while not sacrificing structural integrity under driving stresses. These materials allow for lower overall vehicle weight, which reduces required energy consumption per mile and increases battery efficiency.

Customizable

We design our ECVs to be used in a variety of end-market applications, which we believe is a feature generally not offered by other vehicle manufacturers. In addition to being used as delivery vehicles, the Metro® has been, and we expect that our new ECV models (other than the Terramak™) will be, customized as a small firetruck, street sweeper, vending truck, and ad displayer, among other end-market applications. We are able to share these customization options with our channel partners, which can be used to expand their potential customer base and product offerings.

Low Voltage Driving System

We have adopted a low voltage (below 108 volts) power system in our Metro®, Neibor® 200 and the Terramak™ models, which offer a number of important advantages over the high voltage power systems (greater than 324 volts system) usually used in high speed (greater than 85 km/h) passenger cars. We believe low voltage power systems provide the following advantages:

●	Safety: lower voltage systems are safer to manufacture, repair, and navigate in the event of an on-road emergency;

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●	Charging Flexibility: lower voltage vehicles can be charged anywhere with a wall outlet and do not need a high-voltage charge station. In addition, some of our Metro® units have been deployed for a trial period with a battery swap feature that we have co-developed with one of our channel partners. This feature is designed to reduce the waiting time on recharging and extend operational time of the vehicle, opening up greater market opportunities. We may deploy this feature more broadly after we have completed testing;

●	Low Cost: lower voltage parts are more price competitive than higher voltage parts, with greater availability in the market; and

●	Reliability: lower voltage systems operate more reliably and safely than higher voltage systems and are easier to maintain.

Technology

Our technology is at the core of what we believe positions us to effectively compete in the ECV market. Since inception in 2013 through June 30, 2021, we have spent over $74.0 million in research and development activities related to our operations, developing various technologies and advancements, including the following:

Vehicle Control Unit

We have developed a proprietary VCU that allows for vehicle status awareness and vehicle operation control capabilities. We have designed our VCU to integrate the various sub-control systems and embedded systems on our ECVs into a single module, which oversees and controls vehicle operations such as monitoring, driving, alarming, communication, display, positioning, and entertaining, among other functions. Our VCU allows end-users to connect their ECV fleet to a vehicle management system in order to monitor fleet operations and driver behavior, enabling them to efficiently manage their delivery performance and logistics. Through the VCU interface, end-users are able to customize vehicle operations, including setting speed and boundary limitations, horn control, light control, and other controls which we believe enhance the safety and functionality of our ECVs. With the permission of the end-users of the vehicles, we received data collected from approximately 950 Metro® units that we put into service through an affiliated company in the Chinese market. This data included vehicle-specific data collected for operational analysis (for example, total cumulative miles traveled or uptime before the failure of a specific component), which we used for instance to determine which of our components fail most often, which of our components fail first and for how long they were operational, in order to make improvements in the quality and durability of such components. We enable end-users to collect, store and analyze data using tools that we have developed but we do not have access to this end-user collected data unless we request and receive access from the end-user. We do not currently and do not intend to collect, use or store any vehicle-specific or driver-specific data in the future in any region.

We have developed and tested an SOC prototype that is designed to integrate all the software controlling functions into a controlling chip to eliminate the printed circuit board (PCB) of the VCU, improve the controlling stability, ease maintenance and lower costs. While our VCUs do not currently include the SOC, we intend to incorporate the SOC as our volume of ECV production and sales grow and production of the SOC becomes commercially viable.

Vehicle Digitization

To achieve intra-vehicle communication, optimal status awareness and digital control, we have developed a system of smart components and a unique vehicle bus, which is a specialized internal communication network that interconnects the vehicle’s components and allows two-way communication between each “smart” component and an end-user’s vehicle management system. This form of vehicle digitization provides the end-user the ability to monitor the status and direct actions of each smart component. For electronic components, we use digital signal technology to provide for data transmission from the component, however, for non-electronic components, such as a tire or axle, we have developed a patented vibration technology to allow for such communication. We believe our vibration technology is more reliable and cost-effective than the sensor technology often utilized by other vehicle manufacturers to provide for non-electronic component communication.

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Programmable Chassis

Using our developments in vehicle digitization and smart components, we have developed the e-Portee, a programmable chassis with digital control capabilities. The e-Portee is an open-platform and programmable chassis, designed to act as a basic and core execution unit of an automated or autonomous driving vehicle, able to integrate into a completed vehicle for various automated and autonomous driving applications, such as autonomous delivery, vending, cleaning, patrolling and other automated applications. We have designed the programmable chassis to be able to execute commands received from an open-platform system. Our proprietary chassis design is capable of automated acceleration, braking, steering, signaling and multi-directional driving. We anticipate that third-party developers will integrate detection devices and develop their own proprietary decision-making software or use open-source software to allow for vehicles based on our programmable chassis to be driven autonomously.

Autonomous Driving

During the third quarter of 2018, we successfully tested an autonomous driving delivery truck on the streets of Shengzhou City, China with real traffic during daytime hours. This autonomous driving delivery truck was developed using our proprietary chassis technology, which we integrated with a third-party developer’s detection devices and decision-making systems. Although we have not commercially deployed or made available our programmable chassis and autonomous driving delivery truck for marketing or distribution, we have sold our programmable chassis to four developers of autonomous driving vehicles in China and in the United States.

Manufacturing

While we rely on our supply chain to manufacture many of the components of our ECVs, we currently manufacture three of the most important components of our Metro® – the chassis, driving cab and wire harness – at our facility in Changxing, China. The chassis and driving cab are manufactured by us using laser cutting, robotic welding, and third-party coating processes. After production, we install the final electronic components and other component parts to complete the chassis and driving cab. The wire harness, which acts as the nervous system of our ECVs, is manufactured by us with digital signal receivers rather than analog, carrying signals and information to and from component parts, as well as our cloud-based information database. All manufacturing processes of the ECV components and vehicle kits for each of our new ECV models will be subcontracted to our qualified suppliers and manufacturing partners, respectively, allowing us to further reduce our capital expenditure requirements in order to execute on our light-asset distributed manufacturing business model and methodology.

Distributed Manufacturing Methodology

Through our innovative distributed manufacturing methodology, we currently manufacture and integrate our ECVs as vehicle kits, which then can be exported for assembly in our target markets or assembled in our assembly facilities and exported as fully assembled vehicles. Our ECVs are designed using a “modular” method, allowing for simple assembly processes and eliminating the need for acquiring and maintaining heavy and expensive assembly equipment at the assembly stage. Prior to 2021, the majority of our ECVs were either fully assembled for export in our Changxing facility or shipped as vehicle kits for local assembly by our private label channel partners for sale in local markets. In 2021, we opened a local assembly facility in Freehold, New Jersey to assemble our CityPorter™ and Terramak™ vehicles for trial production. Our Freehold facility will be used only for trial assembly. During 2022, we expect to assemble less than 200 vehicles at this facility. To meet our anticipated demand, we are in the process of establishing a 70,000 square foot assembly facility in Jacksonville, Florida. We expect to sign a lease by the end of 2021 and the facility is expected to begin assembling vehicles in early 2022. We expect the Jacksonville facility to have an annual assembly capacity of at least 10,000 vehicles per year. We are also in the process of establishing a local assembly facility in Dusseldorf, Germany, where we intend to assemble the Metro®, the Neibor® 200 and the Logistar™ for distribution to our channel partners for sales within the European Union. Prior to the regionalization of our supply chains, we plan to utilize our Freehold, New Jersey and Dusseldorf, Germany facilities to assemble vehicle kits that we manufacture in our facilities in Changxing or that our manufacturing partners will manufacture at their facilities. We plan to open our Dusseldorf, Germany facility by the middle of 2022. We expect the Dusseldorf facility to have an annual assembly capacity of at least 10,000 vehicles per year. We are currently in discussions with a potential third-party assembler in Germany to help us meet production demands related to our ECVs for the European market before our Dusseldorf facility becomes fully operational. In the long term, once we have successfully regionalized our supply chains for our various components, we intend to shift manufacturing and assembly of our ECVs for marketing in the United States and the European Union to local facilities in the United States and Germany, respectively.

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Our Integrated Supply Chain

We have invested significant time and resources in developing a supply chain capable of providing all of the components and materials necessary to manufacture our ECVs. Our integrated supply chain is comprised of over 200 suppliers predominantly located in China. Our vehicle designs share many of the same component parts, including the battery module, battery control, motor control and vehicle control, allowing us to achieve significant cost efficiencies in our supply chain. Generally, our suppliers undergo rigorous testing before we onboard them as a supplier, including quality and process auditing, product verification, regulatory compliance and reliability testing. Our suppliers must demonstrate that they can consistently deliver their specialized parts on time, while meeting our quality and product specifications. Many of our components are based on Cenntro-developed designs, and our suppliers are contractually restricted from selling our customized components to any third parties.

Currently, materials and components for our ECVs are shipped to our Changxing facilities where we manufacture key components of our Metro® and integrate vehicle kits for assembly and shipment. Since substantially all of our manufacturing to date has been conducted through our facilities in China, sourcing our components in China has been more cost-effective than sourcing components outside of China, and we believe it has reduced risks arising from shipping delays and importing inefficiencies.

In the long-term, through our deep supply chain development know-how, we plan to geographically expand our supply chain to support our planned growth. More specifically, we intend to establish supply chain relationships in North America and the European Union to support our manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially the duties associated with importing our components and spare parts from China. We believe we can reduce the overall cost of ECV assembly by shifting to a “merge in transit” model, whereby component shipments from suppliers, including local market suppliers, are consolidated at our local assembly facilities for final ECV assembly.

Historically, we have generally obtained components from multiple sources whenever possible, similar to other automobile manufacturers. However, certain components used in our ECVs are purchased from a single-source, which we refer to as our single-source suppliers. For example, while several sources for the steering wheel and airbag module for the Metro® are available, we currently have only one supplier for these components. Additionally, we only have one supplier of the adhesive that is used for our driving cab. To date, we have not qualified alternative sources for most of the single-sourced components used in our vehicles and we generally do not maintain long-term agreements with our single-source suppliers. We do not anticipate that finding qualified alternative sources for any particular component, including single-source supplier components, will be a material concern. For our new ECV models, we anticipate that in the short term, we will source substantially all components from single-source suppliers due to volume limitations and efficiency concerns.

We use various raw materials in our business including aluminum, steel, carbon fiber, non-ferrous metals such as copper, lithium, nickel and cobalt, as well as key component inputs such as semiconductors. The prices for these raw materials and key components fluctuate depending on market conditions and global demand. We believe that we have adequate supplies or sources of availability of the raw materials necessary to meet our manufacturing and supply requirements. There are always risks and uncertainties, however, with respect to the supply of raw materials that could impact their availability in sufficient quantities or reasonable prices to meet our needs. During the first half of the year ended December 31, 2021, the automotive industry has experienced a shortage of semiconductors due to a spike in demand and a series of supply chain issues.

We have implemented enterprise resource planning and management software (the “ERP system”) to automate our procurement and inventory processes and integrate them with our financial accounting functions. We plan to make additional investments in our management systems to support further growth in our operations. Our current ERP system has multilingual capability and is utilized across the Company by each of our subsidiaries, branches and facilities globally.

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Battery Systems

Our ECVs utilize a lithium-ion battery. Currently, all of our lithium-ion batteries for the Metro® are supplied by Zhejiang Gushen Technology Co. Ltd. (Gushen or Godsend), a Chinese battery manufacturer. We expect Godsend to continue to supply substantially all of the batteries for our Metro®; however, we intend to source our batteries from other suppliers, including suppliers from the United States and the European Union once available, for the CityPorter™, Neibor® 200, Logistar™ and Terramak™. Typically, the battery supplier provides us with a five-year/200,000 kilometers warranty on the batteries we purchase. Our lithium-ion batteries have two ways to charge – slow charging from a regular power outlet, which is only available in ECVs utilizing a low voltage power system (i.e. the Metro®, Neibor® 200 and Terramak™) and fast charging from a public ECV charging station. In addition, some of our Metro® units have been deployed for a trial period in Czech Republic with a battery swap feature that we have co-developed with one of our channel partners. This feature is designed to reduce the waiting time on recharging and extend operation time of the Metro®, opening up greater market opportunities. We may deploy this feature more broadly after we have completed testing.

ECVs that run on lithium-ion battery electric power can experience battery capacity and performance loss over time, depending on the use and age of the battery. We anticipate the battery capacity in our ECVs will decline over time as the battery deteriorates. Other factors such as usage, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease our ECVs range. For example, depending on the battery chemistry of the specific cells inside a vehicle battery pack, after approximately 1,000 to 1,500 charge and discharge cycles, energy capacity retention is about 80%. In moderate weather conditions, a fully charged battery sitting idle can lose about 2% to 5% of its charge over a 30-day period.

Logistics

Currently, all of the components we purchase from our supply chain are shipped to our facilities in Changxing, China, where they are stored in our logistics warehouse. We inspect and verify all shipments, and any unacceptable components are shipped back to the relevant supply chain provider. Once a vehicle kit is completed, we individually pack the chassis and cab into separate steel shipping frame containers for protection, the vehicle accessories are packed into a carton box and the tires onto standard shipping pellets. Once the completed vehicle kit is ready for shipping, we typically load them into 40-foot transport containers to be shipped via ocean freight to their intended destinations. Each 40-foot container can hold up to, in the case of the Metro®, four completed vehicle kits, resulting in lower transportation costs, and in some cases, lower import tariffs than fully assembled vehicles. The ocean freight shipping process takes approximately 10 to 35 days depending on the destination, with up to an additional week for unloading and inland shipping for the vehicle kit to reach its final destination. In 2021, we recently opened a local assembly facility in Freehold, New Jersey for the trial production of our CityPorter™, and Terramak™ vehicles. We are also in the process of establishing local assembly facilities in Dusseldorf, Germany, where we intend to manufacture and assemble the Metro®, Neibor® 200 and Logistar™ for distribution to our channel partners for sales within the European Union, and in Jacksonville, Florida, where we plan to assemble the CityPorter™ and the Terramak™ for distribution to our channel partners for sales in the North American market. We also have established warehousing services with a logistics company in Budapest, Hungary to house spare parts for our Metro® models. We believe the regionalization of our manufacturing and assembly processes will significantly reduce shipping costs and import/export duties for our ECVs.

Our Channel Partners and Channel Partner Network

Our channel partner network is a pillar of our business model and further differentiates us from our traditional vertically integrated competitors. We promote and sell our ECVs in North America, the Europe Union and Asia through our channel partner network or through our assembly partners for the Chinese market. Since our business model is “Business-to-Business,” we generally do not directly interact with the customers of our channel partners, who we refer to as the “end-users” of our ECVs, and substantially all marketing and sales of our ECVs are handled through our channel partners. We focus our efforts on locating potential business partners who may be interested in joining our channel partner network and act as regional partners in the promotion, sale, distribution and servicing of our ECVs in their local markets. In the future, we may transact directly with delivery service companies to provide our ECVs for their delivery fleets.

Our channel partner network includes relationships with three channel partners that sell proprietary versions of our Metro model under their own brand name. These “private label” channel partners include Ayro, Inc. (“Ayro”), Tropos Technologies, Inc. (“TMI”) and Tropos Motors Europe GmbH (“TME” and, together with TMI, “Tropos”).

Pursuant to a manufacturing license agreement, Ayro markets a model ECV called the “411” that we manufacture in China and ship to Ayro in vehicle kits. We own the design of the Ayro 411, which is substantially based on our Metro® model, and license to Ayro the right to market and distribute the licensed product. Ayro assembles the “411” units at their own facilities, then markets and services such vehicles similar to our other channel partners. Ayro currently has exclusive distribution and service rights to the 411 in a number of jurisdictions in the United States. Through our partnership, we also invested in Ayro and, as of June 30, 2021, own approximately 2.03% of the common stock of Ayro.

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Pursuant to our agreements with TMI and TME, we produce and ship vehicle kits of a line of proprietary Tropos ECV models based on the Metro® called the ABLE. In designing the ABLE, Tropos included features to distinguish it from the Metro and Ayro 411. TME has exclusive distribution rights with respect to the ABLE model worldwide excluding China, North America, the United Kingdom and Israel.

In our view, we do not compete with our “private label” channel partners for market share between sales of the Metro (through other channel partners) and sales of their respective proprietary vehicles, the 411 and the ABLE. Rather, we view our “private label” channel partners as our customers and distributors. We believe the sale of ECVs that we design and manufacture by our “private label” channel partners enhances the overall market acceptance of ECVs in general and provides us with an additional path to sell our ECVs into a given market. Our “private label” channel partners do not manufacture and distribute the Metro®. However, Ayro currently has exclusive rights to market its 411 model in North America and TME currently has exclusive rights to market the ABLE in Germany, Austria, Belgium, Luxemburg, Switzerland and Liechtenstein.

While we develop, design and manufacture ECVs, our channel partners are responsible for marketing, sales, financing, distribution, after-market support and vehicle servicing. Currently, our “private label” channel partners are also responsible for assembly of our vehicle kits into fully assembled ECVs, but substantially all of our channel partners receive fully assembled ECVs from our manufacturing facilities. Due to these assembly responsibilities, the “private label” channel partners are typically the manufacturer of record of our ECVs. By 2022, we expect that all of our ECVs in the North American and European Union markets will be assembled by our own local assembly facilities with the exception of the vehicles assembled by our private label channel partners, while our channel partners will focus on market promotion, product distribution and vehicle service. Our channel partners, in certain target markets, also are responsible for vehicle homologation.

The length of time to onboard a channel partner is dependent on their role. Onboarding for “private label” channel partners that assemble and upfit their own branded versions of our ECVs can take up to two years from the time that we contract with them until the time they are selling ECVs as these channel partners need to establish and become familiar with our assembly technology and processes. In contrast, onboarding for a channel partner that does not intend to assemble our vehicles on site may take up to one year or as little as six months from contract to sale, depending on their familiarity with electric commercial vehicles and the types of services they will provide. We believe that establishing our own local assembly facilities has the benefit of facilitating the growth of our channel partner network by reducing onboarding time.

We provide a warranty program to our channel partners intended to cover defects in certain parts of our ECVs such as the chassis, brake system, electric systems, battery and power train. Our warranty obligations generally extend for a period of one to two years beginning on the day the ECV is sold to the end-user, unless a longer period is required, for instance pursuant to European regulations. Our “private label” channel partners who currently assemble our ECVs are generally required to indemnify us against claims for any liability that arises due to workmanship by the private label channel partners with respect to the Metro®. We believe our channel partners maintain comprehensive liability insurance for defects related our ECVs.

While we generally own all intellectual property rights including patents, patent applications, design rights, trade secrets and technical data related to the design and manufacturing of our ECVs, certain of our channel partners have been granted licenses to use our intellectual property subject to our approval. We have agreed to indemnify our channel partners from third-party claims relating to infringement concerning our intellectual property.

We believe our channel partner network provides significant advantages to us as we are able to outsource the cost of marketing, distribution and maintenance (and in some markets, homologation) to businesses with local know-how in their respective markets and avoid the cost of developing this local know-how. Our channel partner network provides significant advantages to our channel partners because they avoid the time and capital associated with vehicle design, the development of manufacturing processes and the establishment of a supply chain. In addition, our channel partners have access to customized fittings for our ECVs, allowing them to potentially expand their existing market and increase sales.

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As of June 30, 2021, we had established business relationships with 16 channel partners in 13 countries, including three private label channel partners in the United States and Germany. We expect to add up to 16 additional channel partners in 2022.

The table below sets forth all 16 of our channel partners, the 13 countries in which they operate and the service they provide throughout our channel partner network, as of June 30, 2021.

Channel Partner	Country	Service Provided
Atlas Precision Products, Inc.	United States	Upfitting & Distribution
Ayro, Inc.	United States	Assembly & Distribution
Battswap CZ, s.r.o.	Czech Republic	Distribution
DAISO COMERCIALIZADORA S.A. DE C.V.	Mexico	Distribution
Group Invicta Motor	Spain	Distribution
HW Electric	Japan	Distribution
JINWOO SMC CO., LTD	Korea	Upfitting & Distribution
Lift Safe Ltd	United Kingdom	Distribution
Magnum	India	Distribution
Paver	China	Distribution
Scoobic Group	Spain	Distribution
Sitcar Italia Srl	Italy	Distribution
Tree Movement Malaysia Sdn Bhd	Malaysia	Distribution
Tropos Motor Europe	Germany	Assembly & Distribution
Tropos Technologies, Inc.	United States	Assembly & Distribution
Upsilon Resources Pte Ltd	Singapore	Distribution

For the year ended December 31, 2020, Tropos, Upsilon Resources Pte Ltd and Ayro represented approximately 58%, 13% and 11% of our net revenues, respectively. For the six months ended June 30, 2021, Tropos, Ayro and JINWOO SMC Co., Ltd represented approximately 55%, 21% and 12% of our net revenues, respectively. For the year ended December 31, 2020 and the six months ended June 30, 2021, our channel partners purchased approximately 589 and 273 ECVs from us, respectively. As of September 30, 2021, we had approximately 1,052 ECVs on backlog, through non-cancelable committed orders with deposits. The growth in our backlog of ECVs is primarily attributable to a lack of working capital necessary to purchase all the required materials and components to complete existing orders.

Quality Control

Our quality control efforts are divided between product quality, supplier quality, and channel partner quality. Our product quality and supplier quality efforts are focused on designing and manufacturing products and processes with high levels of reliability. Our product quality engineers work with our engineering team and our suppliers to confirm that the product designs meet functional specifications and durability requirements. Our supplier quality engineers work with our suppliers to ensure that their processes and systems are capable of delivering the parts we need at the required quality level, on time, and on budget. Our quality systems engineers create and manage our systems, such as configuration management and corrective action systems, to help ensure product developers, supply chain managers, and production controllers have the requisite product information.

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Our channel partner quality control efforts are focused on monitoring the marketing, sales, repair and other processes (including, some limited cases, assembly) to ensure they meet standards. Prior to selling our ECVs, our private label channel partners and assembly partners undergo performance testing designed to ensure they can assemble our ECVs correctly, timely and otherwise to standards mandated by the respective countries in which the ECVs are sold. We conduct routine monitoring and compliance audit activities to make sure such channel partners (and assembly partners) continue to meet our standards once in operation.

Facilities

We currently lease four facilities located in the United States, China and Hungary. One of our existing United States facilities located in Freehold, New Jersey, is approximately 9,750 square feet and is used primarily for offices and warehousing. Our second existing facility in Freehold, New Jersey is approximately 2,600 square feet and is used for the trial production of our CityPorter™ and the Terramak™. Our two China facilities are located in Hangzhou and Changxing, China. Our Changxing facility is approximately 165,800 square feet, and is primarily used for engineering, production of vehicle kits and fully assembled vehicles for export and logistics operations. Our Hangzhou facility is approximately 15,456 square feet, and is primary used as a regional headquarters, as well as for research and development, supply-chain management, and sales operations. We are also in the process of establishing local assembly facilities in Dusseldorf, Germany, where we intend to manufacture and assemble the Metro®, the Logistar™ and Neibor® 200 for distribution to our channel partners for sales within the European Union, and in Jacksonville, Florida, where we plan to assemble the CityPorter™ and the Terramak™ for distribution to our channel partners for sales in the North American market.

Intellectual Property

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. As of June 30, 2021, we had 132 discovery patents, nine design patents and 104 innovation patents granted by the Chinese Patent Office, and 11 innovation patent applications and 56 discovery patent applications pending in the Chinese Patent Office (including seven currently pending PCT patents), covering our technological innovations relating to power systems, vehicle electronics and structure, production processes and other new technologies. Apart from our pending PCT patents (which, if granted, will provide reciprocal protection under the treaty jurisdictions of the Patent Coordination Treaty), substantially all of our patents are granted under PRC law and have not been given reciprocal treatment and protection under the laws of either the United States or the European Union. Our issued patents will begin to expire in April 2024. We intend to continue to file additional patent applications with respect to our innovation and know-how. We also intend to continue to apply for more PCT patents in the ordinary course. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, there can be no assurance that such patents will provide us with adequate protection.

Competition

Currently, there are relatively few global competitors in the light- and medium-duty ECV market. However, with the expected growth of last-mile delivery and city delivery services, new regulatory requirements for vehicle emissions, technological advances and shifting consumer demands, we expect increased competition in the ECV market. For example, according to the F&S Report, Workhorse and Daimler have introduced their first light-duty ECV models in the United States, and Nikola, Via, Nissan, Ford and GM are expected to launch light-duty ECVs in the United States in the next several years. The European light-duty commercial market is more developed, with light-duty ECV models currently being sold by Fiat Group, Renault, DHL, Piaggio, StreetScooter and other vehicle manufacturers. We believe the primary competitive factors between companies in the light- and medium-duty ECV market include:

●	Total cost of ownership (including lower up-front costs);

●	Availability of proprietary charging network;

●	Product performance and uptime;

●	Vehicle quality, reliability and safety;

●	Technological innovation; and

●	Service options.

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Traditional ICE manufacturers and new entrants in the ECV market may have higher brand name recognition, greater capital resources and longer operating histories than we do. Nonetheless, we believe we have the benefit of lower operating costs to our end-users as well as superior core technology, which we believe are advantageous when introducing new technology. We cannot provide assurances that our competitors will not build ECVs that favorably compete with our ECVs, or that end-users will choose our ECVs over those of our competitors.

Governmental Regulations

Vehicle Safety and Testing Regulations and Standards

Our ECVs are subject to, and are designed to comply with, numerous regulatory requirements and industry standards established by the U.S. Department of Transportation (“DOT”), National Highway Traffic Safety Administration (“NHTSA”). These include early warning reporting requirements regarding warranty claims, field reports, death and injury reports; foreign recalls; owner’s manual requirements; and various Federal Motor Vehicle Safety Standards (“FMVSSs”), established by the NHTSA.

Examples of the FMVSSs that apply to our vehicles include:

●	FMVSS No. 210 (Seat Belt Assemblies and Anchorages) — Performance and equipment requirements to provide effective occupant protection by restraint and reducing the probability of failure.

●	FMVSS No. 302 (Flammability of Interior Materials) — Burn resistance capabilities of materials used in the occupant compartments of motor vehicles.

●	FMVSS No. 305 (Electrolyte Spillage and Electrical Shock Protection) — EV safety and battery retention following specified crash tests.

In addition to the FMVSSs, we also design our vehicles to meet the requirements of the DOT’s Motor Carrier Safety Administration (“FMCSA”), which has numerous Federal Motor Vehicle Carrier Safety Requirements (“FMCSRs”) that apply to our vehicles. These include specifications and requirements applicable to auxiliary lamps, speedometers, and step, handhold, and deck placement.

Our ECVs sold in the European Union require type approval to confirm that they meet a minimum set of regulatory, technical and safety requirements. Our ECVs are subject to the European Community Whole Vehicle Type Approval framework regulations set out in EU Regulation 168/2013, which applies to L7 vehicles, and EU Regulation 2018/858, which applies to certain vehicles of Categories M, N and O, including the N1, which applies to light vehicles.

The current version of the Metro® meets European Union L7e requirements for a quadricycle and we have obtained type approval for this model. The new version of the Metro® (with the addition of more components such as airbags, air conditioning and advanced brake systems) will not meet the weight requirements for L7e classification but it is intended to meet N1 classification requirements. We have obtained Small Series Type Approval for our new model of the Metro®. The Neibor® 200 is designed to meet the requirements for, and was recently successfully homologated under, L7e classification as a quadricycle. The Logistar™ is designed to meet the European Union N1 Class truck requirements and homologation in the European Union is expected to be completed in the fourth quarter of 2021.

Our ECVs, once approved by the EU Approval Authority, will receive a certificate of conformity, which is used to demonstrate compliance with the applicable type approval requirements during the vehicle registration process. Any vehicle with a certificate of conformity can be sold throughout Europe with no further regulation requirements.

Given the ECV industry is rapidly developing, requirements and regulations are likely to change over time and in various countries to which we import our ECVs for sale or assembly. It may be expensive or time consuming to comply with any changes to these requirements.

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The UK has adopted the EU requirements post Brexit, so in addition to European Type Approval we need to obtain a UK National Type Approval for vehicles imported to or assembled in the UK. Applications may be based on an existing valid EU type approval. No additional testing is required and the technical requirements are the same as for the EU market. We intend to obtain the applicable approval for the EU and UK markets as needed.

EPA Emissions and Certificate of Conformity

The U.S. federal Clean Air Act requires that we obtain either a Certificate of Conformity issued by the EPA or a California Executive Order issued by the California Air Resources Board (“CARB”) with respect to emissions for our vehicles. The Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act’s standards, and an Executive Order is required for vehicles sold in states that have sought and received a waiver from the EPA to utilize California standards. The California standards for emissions control for certain regulated pollutants for new vehicles and engines sold in California are set by CARB. Manufacturers who sell vehicles in violation of these standards may be subject to penalties of up to $37,500 per violation, as well as product recall and corrective action requirements. We received our Certificate of Conformity and our California Executive Order for the Metro® in 2018 and 2017, respectively. We expect to receive our Certificates of Conformity for each of the CityPorter™ and Terramak™ in the fourth quarter of 2021. We expect to receive an Executive Order from CARB for each of the CityPorter™ and Terramak™ by the end of 2021.

Battery Safety, Testing, Transportation, and Recycling

Our ECVs contain battery packs, the cells of which are composed mainly of lithium-ion. Our ECVs are designed to meet ISO standards for battery systems and electrically propelled road vehicles. The latter standards address aspects of in-vehicle safety, connecting to external power supplies, conductive charging, battery pack enclosure protection from effects due to the ingress of water, and vibration, thermal-cycling, overcharge, and thermal control testing for lithium-ion battery packs and systems.

Our battery pack shipments comply with regulations governing the transport of “hazardous materials” in the United States and “dangerous goods” in the European Union. In the United States, the governing regulations, are promulgated by the Pipeline and Hazardous Materials Safety Administration (“PHMSA”) at 49 C.F.R. Parts 171–180 and are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations, and related UN Manual Tests and Criteria. The latter form the basis for the EU regulations regarding the transportation of lithium-ion batteries. Under both regulatory regimes, packaging requirements vary based on the mode of transportation: e.g., ocean vessel, rail, truck, or airplane.

Our battery packs are designed to meet the compliance requirements of the UN Manual of Tests and Criteria, so that our battery packs and vehicles may be shipped by any method. These tests include:

●	Altitude simulation — Simulating air transport;

●	Thermal cycling — Assessing cell and battery seal integrity;

●	Vibration — Simulating vibration during transport;

●	Shock — Simulating possible impacts during transport;

●	External short circuit — Simulating an external short circuit; and

●	Overcharge — Evaluating the ability of a rechargeable battery to withstand overcharging.

The lithium-ion battery packs include packaging containing trace amounts of various hazardous chemicals whose use, storage and disposal is regulated under federal law. Moreover, lithium-ion batteries themselves may present risks to human health and the environment – including fire hazards – if improperly disposed. Our potential liability for such risks is not eliminated by virtue of our innovative distributed manufacturing methodology. Therefore, consistent with the approach of certain traditional, vertically integrated ECV manufacturers, we intend to perform product stewardship in the form of a “take-back” program to return potentially harmful materials into the circular economy. Specifically, we intend to enter into a service agreement with a third-party vendor with advanced direct cycling technology to recycle our lithium-ion batteries.

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The EU has specific regulations on batteries and the disposal of batteries to minimize the negative environmental effects of batteries and hazardous waste.

The EU Battery Directive (2006/66/EC) (the “EU Battery Directive”) is intended to reduce mercury, cadmium, lead and other metals in the environment by minimizing the use of these substances in new batteries and treating and re-using old batteries. The directive applies to all types of batteries except those used to protect European Member States’ security, for military purposes, or sent into space. To achieve these objectives, the EU Battery Directive prohibits the marketing of some batteries containing hazardous substances. Among other things, it establishes quantified collection and recycling targets and product labeling requirements. We currently ship our ECVs pursuant to the requirements of the directive. Our current estimated costs to comply with this directive is not significant. However, we continue to evaluate the impact of this directive as European Union member states implement guidance, and actual costs could differ from our current estimates.

In December 2020, the European Commission adopted a proposal for a new regulation on batteries and waste batteries. Although in its early stages, the proposal is designed to modernize the EU’s regulatory framework for batteries to secure the sustainability and competitiveness of battery value chains. It would introduce mandatory requirements on sustainability (such as carbon footprint rules, minimum recycled content, performance and durability criteria), safety and labelling for the marketing and putting into service of batteries, and requirements for end-of-life management. The proposal also includes due diligence obligations for economic operators regarding the sourcing of raw materials.

The EU Restriction of Hazardous Substances Directive 2002/95/EC (the “RoHS Directive”) places restrictions on the use of certain hazardous substances in electrical and electronic equipment. All applicable products sold in the European Union market after July 1, 2006 must comply with EU RoHS Directive. While this directive does not currently affect our ECVs in any meaningful way, should any changes occur in the directive that would affect our ECVs, we will need to comply with any new regulations that are imposed.

China has implemented several regulations, policies and measures to regulate the batteries used in ECVs, which cover the security standards, recycling activities and other specifications. For example, the Interim Measures for the Management of the Recycling of Power Battery in New Energy Vehicles (“PRC Battery Measures”) regulate the recycling and disposal of end-of-life batteries for new energy vehicles. The PRC Battery Measures provide that manufacturers of new energy vehicles must take primary responsibilities of the recycling of batteries and are required, for instance, to transfer batteries that have been damaged during manufacturing to vendors that provide recycling services, and to maintain records of the vehicles they have manufactured, the identification codes of the batteries incorporated into the vehicles, and the owners of the vehicles. The batteries used in our ECVs are also subject to a number of national standards in China, including functional safety requirements and testing methods for the battery management system of electric vehicles.

Our noncompliance with any of these regulations may materially and adversely affect our operations or financial condition.

Greenhouse Gas (“GHG”) Credits and Nitrogen Oxide Emission Standards

In connection with the delivery and placement into service of our zero-emission vehicles, we or our channel partners in the United States have the ability to earn tradable credits that can be sold under current laws and regulations. Under regulations implemented by the EPA, each ECV may earn a credit multiplier of 4.5 for use in the calculation of emission credits. Notably, the regulations do not limit the number of battery-electric credits sold within the same commercial vehicle categories. These credits may be sold to other manufacturers who do not comply with emissions reduction standards. For example, EPA regulations require vehicle manufacturers to meet the nitrogen oxide emission standard for each type of vehicle produced. These emission standards are set to lower over time, increasing the difficulty for conventional diesel vehicles to meet the standard. It is expected that manufacturers of diesel trucks will need to purchase GHG credits to cover their emission deficit. We do not currently have any agreements with third parties to trade GHG credits but plan to enter into such agreements as our production and sales in the United States grow.

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Various states have their own systems for accumulating and trading GHG credits, which generally resemble EPA’s. For example, California’s Low-Emission Vehicle Regulations, and similar laws in other states, require vehicle manufacturers to ensure that a portion of the vehicles delivered for sale in that state during each model year are zero emission vehicles. These laws provide that a manufacturer of zero emission vehicles may earn credits and that they may sell excess credits to other manufacturers who are not in compliance with emissions-related regulatory requirements. Currently, eleven states, besides California, have established such programs: Colorado, Connecticut, Maine, Maryland, Massachusetts, New Jersey, New York, Oregon, Rhode Island, Vermont, and Washington. As a manufacturer of zero emission vehicles, we plan to pursue paths to potentially earn tradable credits on each vehicle sold in California and these other states, to the extent permitted by applicable laws.

Other State and Local Environmental Incentive Programs in the United States

Low Carbon Fuel Standard — The Low Carbon Fuel Standard (“LCFS”) was initially developed in California and is quickly gaining traction in other jurisdictions around the world. The goal is to reduce the well-to-wheel carbon intensity of fuels by providing both mandated reduction targets as well as tradeable/sellable credits. The main benefit to ECV manufacturers is an indirect incentive, in the form of credits offered to suppliers of the electricity used to charge ECVs. A portion of the LCFS credits that electric utilities generate is then contributed to the Clean Fuel Reward Program and is used to offer rebates to purchasers of ECVs.

Grant Programs — Government entities at all levels from federal, including DOE, state (for example, CARB), and local (for example, North Texas Council of Governments) have grant programs designed to increase and accelerate the development and deployment of zero-emission vehicles and infrastructure technologies.

Environmental Regulations

Operations and facilities involved in the manufacture of our ECVs are subject to extensive environmental, safety, and health (“EHS”) regulations. Moreover, the general trend over the past few decades has been for EHS requirements to become more stringent over time. The laws and regulations to which our operations and facilities are subject govern, among others, the storage, handling, treatment, transportation, and disposal of hazardous materials and hazardous wastes; wastewater and air emissions; resource conservation and recovery; the protection of natural resources and endangered species; and the remediation of environmental contamination. In connection with our Freehold, New Jersey facility, we believe we may need to acquire a warehouse zoning permit in order to store batteries. Compliance with environmental laws and regulations, including permitting requirements, is an important aspect of our ability – as well as that of our channel partners – to continue our operations both in the United States and in other markets. Violations of EHS laws and regulations or permits may result in substantial governmental enforcement, civil penalties, criminal fines, and orders to cease operations or to conduct or pay for corrective action. In some instances, violations may also result in the suspension or revocation of permits and licenses. Under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the primary federal remedial statute, any party that contributes to an unauthorized release of hazardous substances at a contaminated site may be jointly and severally liable for the full range of remedial and governmental oversight costs associated with the cleanup. In addition to statutory liability, noncompliance with EHS laws and releases of hazardous substances, materials, or wastes may give rise to toxic tort claims, which in theory could result in material liabilities. As we expand our local assembly capabilities in our target markets, we expect our environmental liability exposure to increase. This may require us to spend additional capital resources on environmental compliance matters.

Pursuant to the Environmental Protection Law of the PRC, which was adopted on December 26, 1989, and amended on April 24, 2014, effective on January 1, 2015, any entity which discharges pollutants must adopt measures to prevent and treat waste gas, waste water, waste residue, medical waste, dust, malodorous gas, radioactive substances generated in manufacturing, construction or any other activities as well as environmental pollution and hazards such as noise, vibration, ray radiation, electromagnetic radiation etc. Environmental protection authorities impose various administrative penalties on entities in violation of the Environmental Protection Law, including warnings, fines, orders to rectify within a prescribed period, cease construction, restrict or suspend production, make recovery, disclose relevant information or make an announcement, or seize and confiscate facilities and equipment which cause pollutant emissions, the imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. In addition, pursuant to the Civil Code of the PRC, which was adopted on May 28, 2020, and effective on January 1, 2021, in the event of damage caused to others as a result of environmental pollution and ecological destruction, the actor will bear tortious liability. In the event a party, in violation of laws and regulations, intentionally pollutes the environment or damages the ecology, thereby causing serious consequences, the infringed party is entitled to claim appropriate punitive damages. Any violations of the Environmental Protection Law or the Civil Code could expose us to liabilities including fines and damages that could impact our business, prospects, financial condition and operating results.

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The EU end-of-life vehicle (“ELV”) regulations ensure manufacturers design, produce, and manage their vehicles to reduce waste and maximize material recovery at the point a vehicle is dismantled. For applicable vehicles, we believe we comply with applicable ELV regulations and rely on third party recyclers to recycle ELVs manufactured by us.

Data Security Regulation

International jurisdictions have their own data security and privacy legal framework with which companies or their customers must comply. The collection, use, storage, transfer, and other processing of personal data regarding individuals in the European Economic Area is governed by the GDPR, which came into effect in May 2018. It contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Among other things, the GDPR regulates transfers of personal data subject to the GDPR to counties outside of the European Union that have not been found to provide adequate protection to such personal data, including the United States. The European Data Protection Board has issued draft guidance requiring additional measures be implemented to protect EU personal data from foreign law enforcement, including in the U.S. These additional measures may require us to expend additional resources to comply.

The GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects, increased data portability for EU consumers, data breach notification requirements and increased fines. Fines of up to 20 million Euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain GDPR requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions but also to transfers of information between us and our subsidiaries, including employee information.

The European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life, in contrast to the GDPR, which focuses on protection of personal data. The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. While the new legislation contains protections for those using communications services (for example, protections against online tracking technologies), the timing of its proposed enactment following the GDPR means that additional time and effort may need to be spent addressing differences between the ePrivacy Regulation and the GDPR. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements to use communications content and communications metadata.

China has laws relating to the supervision of data and information protection. The Cybersecurity Law regulates the activities of “network operators,” which include companies that manage any network under PRC jurisdiction. The Cyber Security Law requires that network operators, including internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. As such, certain of our PRC subsidiaries may be regarded as network operators under the Cybersecurity Law, since our ECVs are fitted with networking devices. The Cybersecurity Law requires that the collection of personal data is subject to consent by the person whose data is being collected. Any violation of the Cyber Security Law may subject an internet information services provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites, or criminal liabilities.

On June 10, 2021, China enacted the DSL, which will be effective as of September 1, 2021. The DSL introduces several changes and new features to data security regulation and a comprehensive data security regime, which authorizes national departments to conduct stricter supervision of data in China. For example, the PRC government will establish a catalogue of crucial data categories and promulgate stricter regulations over the protection of such crucial data listed in the catalogue. The DSL also will introduce the concept of “National Core Data,” which refers to data related to, among other topics, national security, the PRC economy, and significant public interests, and provides that stricter regulations may be imposed on such National Core Data. The cross-border transfer of domestic data as required by non-PRC judicial or enforcement authorities is also subject to the approval of competent Chinese authorities.

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Compliance with the GDPR, the new ePrivacy Regulation, as well as the Cybersecurity Law and DSL in China, may involve substantial operational costs or require us to change business practices. We currently do not have a substantial presence in the European Union (other than through our channel partner network) and our business model relies on channel partners rather than direct-to-consumer sales operations. As a result, it is unlikely that we will need to incur any material costs in the near term to comply with such privacy laws and regulations. However, given our plans to open an assembly facility in Dusseldorf, Germany, and thus establish a presence in the European Union, we will likely be required to comply with certain provisions of the GDPR and the new ePrivacy Regulation (once effective). If we are required to comply with the GDPR and ePrivacy Regulation due to our Dusseldorf facility, we will need to undertake an update of certain of our business practices, which could include (i) updating internal records, policies and procedures; (ii) updating publicly facing privacy notices and consent mechanisms, where required; (iii) implementing employee privacy training; (iv) appointing an individual responsible for privacy compliance; (v) implementing an inter-group data transfer agreement; (vi) reviewing/updating contracts with vendors that process data on our behalf, and (vii) implementing an audit framework. Furthermore, if we begin selling our ECVs directly to end-users in either of these markets, we would likely be required to comply with additional regulatory requirements. However, we currently have no plan to sell ECVs directly to end-users in any market and will continue to rely on and expand our channel partner network. To the extent we become subject to any such regulations, our noncompliance could result in proceedings by governmental entities, customers, data subjects or others and may result in fines, penalties, and civil litigation claims.

We have developed data retrieving and interfacing capabilities, which enable our end-users to collect, use and store user-specific data as they desire. End-users can utilize this data to, for instance, monitor vehicle and driver’s behavior to manage fleet activities. Leasing or insurance company could also potentially use this data, with permission from end-users.

With the permission of the end-users of the vehicles, we received data collected from approximately 950 Metro® units that we put into service through an affiliated company in the Chinese market. This data included vehicle-specific data collected for operational analysis, which we used to make improvements in the quality and durability of such components. We enable end-users to collect, store and analyze data using tools that we have developed but we do not have access to this end-user collected data unless we request and receive access from the end-user. We do not currently and do not intend to collect, use or store any vehicle-specific or driver-specific data in the future in any region.

PRC Intellectual Property Law

Pursuant to the Patent Law of the PRC and the Implementation Regulations for the Patent Law of the PRC, each as amended, the patent system of the PRC adopts the principle of “first to file”, where two or more applicants have made their respective application for patent for the same invention-creation, the patent rights will be granted to the applicant who has filed first. Inventions and utility models for which patent rights are granted are required to possess novelty, creativity and practicality. The duration of patent rights for an invention is 20 years, the duration of patent rights for a utility model is 10 years and the duration of patent rights for a design is 15 years, commencing from the filing date. Implementation of a patent without licensing of the patentee constitutes an infringement of patent rights. Our issued patents will begin to expire in April 2024.

The PRC Copyright Law, which became effective on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations own copyright in their copyrightable works, whether published or not, which include, among others, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. Pursuant to the Copyright Law, an infringer of copyrights is subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners, and compensating the loss of the copyright owners. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

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Pursuant to the Trademark Law of the PRC and the Implementation Regulations for the Trademark Law of the PRC, each as amended, the Trademark Bureau of the Administration for Industry and Commerce Department of the State Council is in charge of trademark registration and administration nationwide. In order for a trademark to be registered it must possess distinctive characteristics to facilitate identification, and cannot conflict with prior legitimate rights obtained by others. A registered trademark is valid for 10 years, commencing from the date of registration. Upon expiry of the validity period of a registered trademark, where the trademark registrant intends to continue using the trademark, the registrant must complete renewal formalities, the validity period of each renewal is 10 years.

PRC Foreign Exchange Laws

The Foreign Exchange Control Regulations of the PRC, as amended, is the main regulation of foreign exchange management in the PRC. Pursuant Foreign Exchange Control Regulations of the PRC, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities or their designated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

Loans by Foreign Companies to PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise, or FIE, is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Regulation on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debt Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branches within fifteen business days after the entering of the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of an FIE cannot exceed the difference between the total investment and the registered capital of the FIE.

On January 12, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, FIEs may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in PBOC Notice No. 9 at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises is 200% of its net assets, or the Net Asset Limits. Enterprises must file with the SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or the balance of such loans will be subject to the risk-weighted approach and the Net Asset Limits and we will need to file the loans with the SAFE in its information system in the event that the mechanism as provided in PBOC Notice No. 9 applies. Pursuant to PBOC Notice No. 9, the PBOC and the SAFE would determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

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Regulation of Dividend Distributions under PRC Law

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

PRC Regulations on Employment and Social Welfare

The PRC Labor Contract Law, which became effective on January 1, 2008 and amended on December 28, 2012, primarily aims at regulating rights and obligations of employer and employee relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employee wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the noncompliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the SAT would become solely responsible for collecting social insurance premiums.

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Human Capital Resources and Employees

Our human capital resource objectives include attracting, developing, and retaining personnel and enhancing diversity and inclusion in our workforce to foster community, collaboration, and creativity among our employees, and support our ability to grow our business. To facilitate these objectives, we seek to foster a diverse, inclusive, and safe workplace, with opportunities for employees to develop their talents and advance their careers.

We also strive to create a culture that allows our employees to explore their innovativeness and entrepreneurship and an environment where inspired people thrive in a convergence of technology and design. We encourage our employees to think creatively, act collaboratively, and use technology and data to solve problems. Our management team’s sense of mission, long-term focus and commitment to our core values are central to our success.

As of June 30, 2021, we had 123 full-time employees consisting of 14 in management, 17 in research and development, nine in supply chain operations, 11 in marketing, 37 in manufacturing/engineering, five in quality assurance, 15 in finance and 15 in corporate affairs. A total of 115 employees are located in our manufacturing and design facilities in China, and eight are based in the United States. None of our employees are currently represented by labor unions or are covered by a collective bargaining agreement with respect to their employment. We enter into standard labor contracts with our Chinese employees. We also enter into standard confidentiality agreements with certain of our employees that contain non-compete restrictions. We believe we maintain a good relationship with our employees and have not experienced any major labor disputes.

Under PRC regulations, we are required to participate in and make contributions to housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including pension, maternity, medical, work-related injury and unemployment benefit plans.

Legal Proceedings

Currently, we are not a party to any material legal or administrative proceeding. From time to time, we may be subject to various legal claims and proceedings that arise from the normal course of business activities, including, third party intellectual property infringement claims against us in the form of letters and other forms of communication. Litigation or any other legal or administrative proceeding, regardless of the outcome, could result in substantial cost, diversion of our resources, including management’s time and attention, and, depending on the nature of the claims, reputational harm. In addition, if any litigation results in an unfavorable outcome, there exists the possibility of a material adverse impact on our results of operations, prospects, cash flows, financial position and brand.

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
FOR THE COMBINATION

Introduction

The following unaudited pro forma condensed combined financial information has been prepared to aid in your analysis of the financial impacts of (1) the transaction between Naked Brand Group Limited. (“NBG”) and Cenntro Automotive Group Limited, a Hong Kong company (“CAG HK”), Cenntro Automotive Corporation, a Delaware corporation (“CAC”), and Cenntro Electric Group, Inc., a Delaware corporation (“CEG”, and, collectively with CAG HK and CAC, “Cenntro”) and (2) certain related transactions. The pro forma financial information reflects the combination of historical financial information of NBG and Cenntro, adjusted to give effect to (A) the transaction, inclusive of the issuance of NBG ordinary shares for Cenntro’s issued and outstanding common stock (“Cenntro Common Stock”) in accordance with the terms of the Stock Purchase Agreement (“Acquisition Agreement”) that NBG entered into to purchase all of the issued and outstanding ordinary shares of CAG HK, all of the issued and outstanding shares of common stock of CAC and CEG, (B) certain related equity financing transactions, (C) the payment of transaction costs, and (D) the removal from historical results of discontinued operations of NBG which will not be part of the merged entity, specifically the Bendon business which was sold during the six months ended July 31, 2021 and the divestiture of the Fredericks of Hollywood business prior to close of the transaction, as required by the Acquisition Agreement (collectively, the “Transactions”), as each are subsequently described in greater detail. Hereinafter, NBG and Cenntro are collectively referred to as the “companies,” and the companies, subsequent to the transaction, are referred to herein as the “Combined Company.”

The unaudited pro forma condensed combined balance sheet, which has been presented for the Combined Company as of June 30, 2021, gives effect to the Transactions as if they were consummated on June 30, 2021. The unaudited pro forma condensed combined statements of operations, which have been presented for the Combined Company for the six months ended June 30, 2021 and for the year ended December 31, 2020, give pro forma effect to the Transactions as if they had occurred on January 1, 2020. The historical consolidated financial information of NBG and historical combined financial information of Cenntro has been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the transaction, (2) factually supportable, and (3) with respect to the pro forma statements of operations, expected to have a continuing impact on the results of the Combined Company. The pro forma financial statements have been presented for informational purposes only and are not necessarily indicative of what the Combined Company’s financial position or results of operations actually would have been had the transaction been completed as of the dates indicated. In addition, the pro forma financial statements do not purport to project the future financial position or operating results of the Combined Company

In its historical financial statements NBG applies accounting under International Financial Reporting Standards (IFRS) and Cenntro applies accounting under U.S. GAAP. For purposes of the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations presentation is in accordance with U.S. GAAP as applied by Cenntro. In preparing the unaudited pro forma financial statements, NBG’s historical financial statements were converted from IFRS to U.S. GAAP which resulted in no material adjustments in accounting application as compared to the historical IFRS presentation. Additionally, NBG’s presentation currency in its historical financial statements for the year ended January 31, 2021 is the New Zealand dollar. In preparing the unaudited pro forma financial statements, NBG’s historical amounts for the year ended December 31, 2020 have been converted to U.S. dollars to align with Cenntro’s presentation currency of U.S. dollars. NBG historical unaudited condensed financial statements as of and for the six months ended July 31, 2021 were presented in U.S. dollars.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes:

●	the historical unaudited condensed financial statements of NBG as of and for the six months ended July 31, 2021, which are included in NBG’s Report of Foreign Private Issuer on Form 6-K for the six months ended July 31, 2021, filed with the SEC on November 4, 2021, and the historical audited financial statements of NBG as of and for the year ended January 31, 2021, which are included in NBG’s Annual Report on Form 20-F for the fiscal year ended January 31, 2021, filed with the SEC on May 18, 2021; and

●	the historical unaudited condensed combined financial statements of Cenntro as of and for the six months ended June 30, 2021 and the historical audited combined financial statements of Cenntro as of and for the year ended December 31, 2020, each of which are included elsewhere in this report.

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The unaudited pro forma condensed combined financial information should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in NBG’s Report of Foreign Private Issuer on Form 6-K for the six months ended July 31, 2021, filed on November 4, 2021, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in NBG’s Annual Report on Form 20-F for the fiscal year ended January 31, 2021, filed on May 18, 2021, and “Cenntro’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this report.

Description of the Transactions

The unaudited pro forma condensed combined financial statements reflect (1) the transaction between NBG and Cenntro in accordance with the Acquisition Agreement dated November 5, 2021, (2) the issuance of incremental ordinary shares of NBG ordinary shares in financing transactions, and (3) additional transactions directly related to and/or triggered by the transaction. More specifically, the unaudited pro forma condensed combined financial statements give effect to the following material events:

●	the issuance of NBG ordinary shares in exchange for all of issued and outstanding Cenntro Common Stock in accordance with the Acquisition Agreement dated November 5, 2021;

●	disposal of NBG’s subsidiary operations prior to the Closing pursuant to the Acquisition Agreement. Specifically, NBG will divest of the Fredericks of Hollywood business;

●	the issuance and sale of approximately 35.0 million NBG ordinary shares by way of an “at the market offering” for a net offering price of $20 million in the aggregate; and

●	the sale and issuance of approximately 134.8 million NBG ordinary shares and ordinary share warrants for a purchase price of $30 million in the aggregate, pursuant to a private placement of NBG ordinary shares.

Pursuant to the Acquisition Agreement, the total number of NBG ordinary shares issued to holders of Cenntro Common Stock in connection with the transaction (the “Acquisition Shares”) will result in existing beneficial Cenntro shareholders obtaining approximately 67.7% of the post transaction issued and outstanding NBG ordinary shares.

The following table provides an estimate of the Combined Company’s ordinary shares that are anticipated to be outstanding immediately subsequent to consummation of the Transactions:

Combined Company ordinary shares held by:	Shares Outstanding	% of Post-transaction Outstanding Shares
Pre-transaction NBG stockholders	1,201,824,803	32.3%
Pre-transaction holders of Cenntro Common Stock	2,521,185,570	67.7%
	3,723,010,373

Accounting for the Transaction

Notwithstanding the legal form of the transaction pursuant to the Acquisition Agreement, the transaction is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, NBG is treated as the acquired company for financial reporting purposes, and Cenntro is treated as the accounting acquirer. In accordance with this accounting method, the transaction is treated as the equivalent of Cenntro issuing stock for the net assets of NBG, accompanied by a recapitalization. The net assets of NBG are stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the closing of the transaction are those of Cenntro.

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Cenntro was deemed the accounting acquirer for purposes of the transaction based on an evaluation of the following facts and circumstances:

●	Cenntro’s senior management team as of immediately prior to the Transactions comprises senior management of the post-closing Combined Company;

●	Cenntro designated a majority of the members of the Combined Company’s initial Board of Directors;

●	Cenntro’s operations comprise the ongoing operations of the Combined Company; and

●	Cenntro’s pre-transaction shareholders will comprise the majority of the Combined Company shareholders.

Basis of Pro Forma Presentation

In accordance with Article 11 of Regulation S-X, pro forma adjustments to the combined historical financial information of NBG and Cenntro give effect to transaction accounting adjustments that (1) depict in the unaudited pro forma condensed combined balance sheet the accounting required to be applied to the Transactions pursuant to U.S. GAAP assuming those adjustments were made as of June 30, 2021 and (2) depict in the unaudited pro forma condensed combined statements of operations the effects of the pro forma balance sheet adjustments, assuming those adjustments were made as of the beginning of the earliest period presented. Accordingly, non-recurring pro forma adjustments that impact the pro forma income of the Combined Company have been recorded to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, as the Transactions are assumed to have occurred on January 1, 2020 for purposes of presenting pro forma statement of operations information. NBG and Cenntro have not had any historical relationship prior to the Transactions, thus preparation of the accompanying pro forma financial information did not require any adjustments with respect to such activities.

The unaudited pro forma condensed combined financial information has been presented to provide relevant information necessary for an understanding of the Combined Company subsequent to completion of the Transactions. However, the unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Transactions occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. The pro forma adjustments represent estimates based on information available as of the dates of the unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available. Assumptions and estimates underlying the pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes. The actual financial position and results of operations of the Combined Company subsequent to consummation of the Transactions may differ significantly from the pro forma amounts reflected herein.

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PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2021

(UNAUDITED)

(in thousands)

		NBGL
	NBGL (Historical)	(Elimination of discontinued operations)	NBGL (As adjusted)	Cenntro (Historical)	Pro Forma Adjustments	Ref	Pro Forma Combined
Assets
Current Assets
Cash and cash equivalents	279,035	(1,288)	277,747	1,965	17,929	(A)	297,641
Accounts receivable, net of allowance of $0 and $0, respectively	790	(790)	-	1,614	-		1,614
Inventories	3,462	(3,462)	-	2,859	-		2,859
Prepaid expenses and other current assets	-	-	-	2,292	-		2,292
Receivable from disposal of land use rights and properties	-	-	-	1,611	-		1,611
Amounts due from related parties	1,685	-	1,685	408	(1,685)	(K)	408
Other Current Non Financial Assets	1,217	(332)	885	-	(885)	(K)	-
Total current assets	286,189	(5,872)	280,317	10,748	15,359		306,424

Property, plant, and equipment, net	26	-	26	926	-		952
Intangible assets	8,560	(8,560)	-	24	-		24
Right of use assets, net	196	-	196	3,063	-		3,259
Other noncurrent assets	148	-	148	2,485	(2,096)	(L)	537
Total Assets	295,119	(14,432)	280,687	17,246	13,263		311,195

Liabilities
Current liabilities
Accounts and notes payable	13,859	(2,966)	10,893	1,497	(10,893)	(M)	1,497
Accrued expense and other current liabilities	-	-	-	5,862	(1,202)	(M)	4,660
Contractual liabilities	-	-	-	1,527	-		1,527
Operating lease liabilities, current	98	-	98	449	-		547
Amounts due to related parties	-	-	-	1,964	-		1,964
Borrowings	-	-	-	-	-		-
Derivative financial liabilities	-	-	-	-	-		-
Current tax liabilities	42	-	42	-	(42)	(K)	-
Provisions	53	(53)	-	-	-		-
Total current liabilities	14,052	(3,019)	11,033	11,299	(12,137)		10,195

Operating lease liabilities, non-current	98	-	98	2,261	-		2,359
Total liabilities	14,150	(3,019)	11,131	13,560	(12,137)		12,554

Stockholders’ equity (deficit):
NAKD Share Capital	494,423	-	494,423	-	(494,423)	(N)	-
NAKD Other Reserves	195	-	195	-	(195)	(N)	-
Cenntro Electric Group, Inc. common stock (New Co)	-	-	-	1	(1)	(N)	-
Cenntro Automotive Corporation common stock	-	-	-	-	-		-
Cenntro Automotive Group Limited common stock	-	-	-	-	-		-
Combined Company Common Stock	-	-	-	-	394,440	(N)	394,440
Additional paid in capital	-	-	-	103,272	(103,272)	(N)	-
Accumulated deficit	(213,649)	(11,413)	(225,062)	(97,857)	228,851	(N)	(94,068)
Accumulated other comprehensive loss	-	-	-	(1,696)	-		(1,696)
Total Stockholders’ equity (deficit)	280,969	(11,413)	269,556	3,720	25,400		298,676
Non-controlling interest	-	-	-	(34)	-		(34)
Total Liabilities, Preferred Stock and Stockholders’ equity (deficit)	295,119	(14,432)	280,687	17,246	13,263		311,195

See the accompanying notes to the unaudited pro forma condensed combined financial statements.

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PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(UNAUDITED)

(in thousands, except share and per share data)

		NBGL
	NBGL (Historical)	(Elimination of discontinued operations)	NBGL (As adjusted)	Cenntro (Historical)	Pro Forma Adjustments	Ref	Pro Forma Combined
Net Revenues	$6,571	$(6,571)	$-	$2,456	$-		$2,456
Cost of goods sold	(4,420)	4,420	-	(2,005)	-		(2,005)
Gross profit/(loss)	2,151	(2,151)	-	450	-		450

Operating Expenses
Brand management expenses	(2,123)	2,111	(12)	-	-		(12)
Corporate expenses	(2,948)	83	(2,865)	-	-		(2,865)
Finance expense	(44)	-	(44)	-	-		(44)
Brand transition, restructure and transaction expenses	(13,317)	13,317	-	-	-		-
Selling and marketing expenses	-	-	-	(262)	-		(262)
General and administrative expenses	(722)	529	(193)	(4,161)	-		(4,354)
Research and development expenses	-	-	-	(637)	-		(637)
Provision for doubtful accounts	-	-	-	79	-		79

Operating loss	(17,003)	13,889	(3,114)	(4,531)	-		(7,645)

Other income	84	-	84	402	-		486
Impairment expense	(4,971)	4,971	-	-	-		-
Other foreign currency gains	(483)	-	(483)	-	-		(483)
Interest income / (expense)	-	-	-	(418)	-		(418)
Fair value loss on Convertible Notes derivative and warrants	(10,794)	-	(10,794)	-	10,794	(a)	-
Net loss before income taxes and discontinued operations	(33,167)	18,860	(14,307)	(4,547)	10,794		(8,060)

Income tax expense	(33)	-	(33)	-	-		(33)

Net loss	$(33,200)	$18,860	$(14,340)	$(4,547)	$10,794		$(8,093)

Weighted average number of shares outstanding							3,307,644,888
Basic and Diluted net loss per share							$(0.002)

See the accompanying notes to the unaudited pro forma condensed combined financial statements.

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PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(UNAUDITED)

(in thousands, except share and per share data)

		NBGL
	NBGL (Historical)	(Elimination of discontinued operations)	NBGL (As adjusted)	Cenntro (Historical)	Pro Forma Adjustments	Ref	Pro Forma Combined
Net Revenues	$52,418	$(52,418)	$-	$5,460	$-		$5,460
Cost of goods sold	$(30,222)	$30,222	$-	$(4,890)	$-		$(4,890)
Gross profit/(loss)	$22,196	$(22,196)	$-	$570	$-		$570

Operating Expenses
Brand management expenses	(18,914)	18,914	-	-	-		-
Corporate expenses	(6,123)	4,025	(2,098)	-	-		(2,098)
Finance expense	(5,379)	1,233	(4,146)	-	4,146	(aa)	-
Brand transition, restructure and transaction expenses	(14,753)	14,753	-	-	-		-
Selling and marketing expenses	-	-	-	(784)	-		(784)
General and administrative expenses	(6,258)	5,978	(280)	(8,736)	(12,572)	(bb)	(21,588)
Research and development expenses	-	-	-	(1,365)	-		(1,365)
Provision for doubtful accounts	-	-	-	(320)	-		(320)

Operating loss	(29,231)	22,707	(6,524)	(10,634)	(8,426)		(25,584)

Other income	2,766	(2,766)	-	-	-		-
Impairment expense	(3,206)	3,206	-	-	-		-
Other foreign currency gains	2,385	155	2,540	-	-		2,540
Interest income / (expense)	3	(3)	-	(1,412)	-		(1,412)
Fair value loss on Convertible Notes derivative and warrants	(17,389)	-	(17,389)	-	17,389	(aa)	-
Loss from and impairment on equity method investments	-	-	-	(330)	-		(330)
Gain from disposal of land use rights and properties	-	-	-	7,005	-		7,005
Other income/(expense), net	-	-	-	174	(25)	(cc)	149
Net loss before income taxes and discontinued operations	(44,672)	23,299	(21,373)	(5,197)	8,938		(17,632)

Income tax expense	(88)	88	-	-	-		-

Net loss	$(44,760)	$23,387	$(21,373)	$(5,197)	$8,938		$(17,632)

Weighted average number of shares outstanding							3,076,180,805
Basic and Diluted net loss per share							$(0.006)

See the accompanying notes to the unaudited pro forma condensed combined financial statements.

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Notes to Unaudited Pro Forma Condensed Combined Financial Statements

NOTE 1—BASIS OF PRO FORMA PRESENTATION

The transaction between NBG and Cenntro is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, NBG is treated as the acquired company for financial reporting purposes, and Cenntro is treated as the accounting acquirer. The transaction is treated as the equivalent of Cenntro issuing stock for the net assets of NBG, accompanied by a recapitalization. The net assets of NBG are stated at historical cost, with no goodwill or intangible assets recorded. Operations prior to the transaction are those of Cenntro.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 assumes that the Transactions were completed on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 give pro forma effect to the Transactions as if they had occurred on January 1, 2020. Non-recurring pro forma adjustments that impact the pro forma income of the Combined Company have been recorded to the pro forma condensed combined statement of operations for the year ended December 31, 2020, as the Transactions are assumed to have occurred on January 1, 2020 for purposes of presenting pro forma income statement information.

NBG has a fiscal year end of January 31, while Cenntro has a calendar year end (December 31), accordingly the most recent period ended balance sheet date for NBG is July 31, 2021 and for Cenntro is June 30, 2021. As Cenntro has been determined to be the accounting acquirer, its latest interim balance sheet date was used for pro forma presentation (June 30, 2021) and their prior calendar year end was used for prior annual period presentation. According to SEC Regulation S-X, when the acquiree’s year end is less than one quarter different than the acquirer’s year end, the acquirer combines its annual income statement with the acquiree’s for the same year. Accordingly, in the pro forma financial statements the following periods have been combined:

●	Historical balance sheet of Cenntro as of June 30, 2021 and historical balance sheet of NBG as of July 31, 2021.

●	Historical statement of operations of Cenntro for the year ended December 31, 2020 and historical statement of operations of NBG for the fiscal year ended January 31, 2021.

●	Historical statement of operations of Cenntro for the six months ended June 30, 2021 and historical statement of operations of NBG for the six months ended July 31, 2021.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes:

●	The historical unaudited condensed financial statements of NBG as of and for the six months ended July 31, 2021, which are included in NBG’s Form 6-K for the six months ended July 31, 2021, filed with the SEC on November 4, 2021, and the historical audited financial statements of NBG as of and for the year ended January 31, 2021, which are included in NBG’s Form 20-F for the fiscal year ended January 31, 2021, filed with the SEC on May 18, 2021.

●	The historical unaudited condensed combined financial statements of Cenntro as of and for the six months ended June 30, 2021 and the historical audited combined financial statements of Cenntro as of and for the year ended December 31, 2020, which are included elsewhere in this report.

In its historical financial statements NBG applies accounting under International Financial Reporting Standards (IFRS) and Cenntro applies accounting under U.S. GAAP. For purposes of the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations presentation is in accordance with U.S. GAAP as applied by Cenntro. In preparing the unaudited pro forma financial statements, NBG’s historical financial statements were converted from IFRS to U.S. GAAP which resulted in no material adjustments in accounting application as compared to the historical IFRS presentation. Additionally, NBG’s presentation currency in its historical financial statements for the year ended January 31, 2021 is the New Zealand dollar. In preparing the unaudited pro forma financial statements, NBG’s historical amounts for the year ended December 31, 2020 have been converted to U.S. dollars to align with Cenntro’s presentation currency of U.S. dollars. NBG historical unaudited condensed financial statements as of and for the six months ended July 31, 2021 were presented in U.S. dollars.

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The unaudited pro forma condensed combined financial information does not give effect to any management adjustments or anticipated synergies, operating efficiencies, cost savings or other benefits that may result from consummation of the Transactions. The pro forma adjustments are based on currently available information and certain assumptions and methodologies believed to be reasonable under the circumstances. Management has made significant estimates and assumptions in its determination of the pro forma adjustments and, accordingly, actual amounts may differ materially from the information presented. However, management believes that its assumptions and estimates provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at the time, and the pro forma adjustments give appropriate effect to those assumptions and are applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position of the Combined Company would have been had the Transactions taken place on the dates indicated, nor is the information indicative of the future consolidated results of operations or financial position of the Combined Company.

NOTE 2—ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF JUNE 30, 2021

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 includes adjustments for the elimination of discontinued operations to arrive at an adjusted NBG balance prior to transaction adjustments. Specifically, these adjustments are presented to reflect the removal of the Fredericks of Hollywood business that will be disposed of prior to the close of the transaction, as required by the Acquisition Agreement. Additionally, the following transaction adjustments were reflected in the pro forma balance sheet:

A—Represents the aggregate impact of the following pro forma adjustments to cash to give effect to the transaction, the issue and sale of ordinary shares by NBG, payment of transaction costs, and the cash settlement of certain NBG and Cenntro financial obligations, for which payment was triggered by the transaction:

	Pro Forma
	Adjustments
	(in thousands)
Cash inflow from private placement	$29,975	(B)
Cash inflow from “at the market offering”	20,000	(C)
Cash inflow from NBG’s accounts receivable and other assets	2,612	(D)
Payments of accrued IPO costs for Cenntro	(1,202)	(E)
Payment of estimated transaction costs for NBG	(5,145)	(F)
Payment of estimated transaction fees for Cenntro	(3,528)	(F)
Payment of phantom warrants liability for NBG	(17,488)	(G)
Payment of management incentives for NBG	(3,899)	(H)
Payment of NBG’s accounts payable	(3,396)	(J)
Net Pro Forma Adjustment to Cash	$17,929	(A)

B—Represents gross cash proceeds attributable to the sale and issuance of approximately 135 million shares of NBG ordinary shares and ordinary share warrants for $30 million in aggregate gross proceeds less $25 thousand in placement fees, upon the closing of the private placement that will occur in connection with the consummation of the transaction. Refer to balance sheet adjustment “N” for the pro forma impact of the share issuance on the Combined Company’s equity.

C—Represents gross cash proceeds attributable to the sale and issuance of approximately 35 million shares of NBG ordinary shares for $20 million in aggregate gross proceeds by way of an “at the market offering”. Refer to balance sheet adjustment “N” for the pro forma impact of the share issuance on the Combined Company’s equity.

D—Represents gross cash proceeds attributable to the anticipated receipts of NBG’s accounts receivable and other current assets.

E—Reflects the cash payment of accrued costs incurred by Cenntro in connection with its preparations for an anticipated initial public offering (IPO), which will be paid prior to close of the transaction with NBG.

F—Reflects estimated direct and incremental transaction costs to be incurred by NBG and Cenntro — comprised primarily of legal and other fees that will be paid by NBG prior to consummation of the Transactions. Refer to balance sheet adjustments “N” for the corresponding pro forma adjustments to equity reported for the Combined Company.

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G—Reflects the cash payment of phantom warrants, a portion of which were already accrued liabilities in NBG’s historical financial statements. Refer to balance sheet adjustment “M” related to existing accrual of a portion of these phantom warrants which are required to be paid prior to the close of the transaction.

H—Reflects the cash payment of non-recurring transaction bonuses to NBG employees that were not previously accrued but triggered by and paid upon consummation of the transaction.

J—Reflects cash that will be used to pay NBG’s accounts payable and accrued liabilities balances reported as of June 30, 2021 that is required by the Acquisition Agreement to be paid by NBG prior to the closing of the transaction.

K— Represents cash gross proceeds attributable to the anticipated receipts of NBG’s accounts receivable from related parties and refund on VAT receivable of $0.9 million, as well as the cash payment of $42 thousand of tax provisions by NBG.

L—Reflects the write-off of capitalized IPO-related costs on Cenntro’s balance sheet as of June 30, 2021.

M—Represents payments primarily related to NBG’s July 31, 2021 accounts payable and accrued expenses prior to close of the transaction, which is a condition of the Acquisition Agreement. Payments relate to the accrued portion of incentive payments described in adjustment “G” and $1.4 million of other accounts payable balances. The payment of Cenntro’s accrued IPO costs are also included in the adjustment and the total adjustment is partially offset by an accrual for anticipated transaction costs not yet incurred by Cenntro of $3.5 million.

N—Represents the aggregate impact of the pro forma adjustments to the Combined Company’s accumulated deficit and Combined Company ordinary shares to give effect to the following items triggered by consummation of the transaction:

Amount (in thousands)
Payment of estimated transaction fees for NAKD	(5,145)
Accrual of Cenntro’s transaction costs	(3,528)
Writing off Cenntro’s capitalized IPO costs	(2,096)
Payment of transaction warrants	(7,991)
Net cash proceeds from Naked’s Accounts Receivable and Payable	84
Paymen of private placement fees	(25)
Paymen of license fees by Naked	(2,000)
Issuance of new shares for CEO’s incentives	(72,997)
Payment of management incentives	(3,899)
Eliminating Naked’s accumulated deficit to Combined Company Common Stock	326,448
Net Pro Forma Adjustment to Accumulated Deficit	228,851

Amount (in thousands)
Eliminating Naked’s share capital into new capital structure	494,423
Eliminating shares from additional financing into new capital structure	20,000
Eliminating shares from private placement into new capital structure	30,000
Eliminating shares issued to NBG employees into new capital structure	72,997
Eliminating Naked’s accumulated deficit	(326,448)
Eliminating Naked’s other reserves	195
Eliminating Cenntro’s share capital into new capital structure	1
Eliminating Cenntro’s accumulated deficit	103,272
Total Net Pro Forma Adjustment to Combined Company Common Stock	394,440

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NOTE 3—ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2021

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 includes adjustments for the elimination of discontinued operations to arrive at an adjusted NBG balance prior to transaction adjustments. Specifically, these adjustments are presented to reflect the removal of the Fredericks of Hollywood business that will be disposed of prior to the close of the transaction, as required by the Acquisition Agreement. Additionally, the following transaction adjustments were included in the pro forma statement of operations:

a—To eliminate the remeasurement loss recorded during the period for convertible note instruments that would presume to have converted prior to the consummation of the transaction, thus as of the beginning of the respective period.

NOTE 4—ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 includes adjustments for the elimination of discontinued operations to arrive at an adjusted NBG balance prior to transaction adjustments. These adjustments are presented to reflect the removal of (a) discontinued operations related to the Bendon business that was sold during the six months ended July 31, 2021 and (b) the divestiture of the Fredericks of Hollywood business that will be disposed of prior to the close of the transaction, as required by the Acquisition Agreement. Additionally, the following transaction adjustments were included in the pro forma statement of operations:

aa— To eliminate the remeasurement loss and related interest expense recorded during the period for convertible note instruments that would presume to have converted prior to the consummation of the transaction, thus as of the beginning of the respective period.

bb—Represents direct and incremental transaction costs — comprised primarily of legal and other fees that are expected to be incurred by (i) NBG for $5.1 million and (ii) Cenntro for $3.5 million upon consummation of the Transactions. Also included are transaction incentive payments of $3.9 million expected to be paid to certain employees of NBG at close of the transaction.

cc—Represents costs related to the private placement funding.

NOTE 5 – LOSS PER SHARE

Basic loss per share represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the transaction, assuming the shares were outstanding at the beginning of the periods presented.

Diluted loss per ordinary share is the same as basic loss per ordinary share for all periods presented because the effects of potentially dilutive items were anti-dilutive given the pro forma combined net loss. Ordinary share equivalent securities have been excluded from the calculation of weighted-average ordinary shares outstanding because the effect is anti-dilutive for the periods presented:

	Year Ended December 31, 2020	Six Months Ended June 30, 2021
Numerator
Pro forma net loss (in thousands)	$(17,632)	$(8,093)
Denominator
NBG shareholders	568,867,920	800,428,867
Cenntro shareholders	2,337,477,896	2,337,381,032
At the market financing shareholders	34,988,585	34,988,585
Private placement shareholders	134,846,404	134,846,404
Weighted average shares outstanding of Combined Company	3,076,180,805	3,307,644,888
Loss per share
Basic and diluted	$(0.006)	$(0.002)

The number of ordinary share equivalents excluded from the calculations above of basic and diluted loss per share because the share equivalents would have been antidilutive to the calculation were 183.7 million for the year ended December 31, 2020 and 183.8 million for the six months ended June 30, 2021.

A-92

NBG’S UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
FOR CERTAIN DISCONTINUED OPERATIONS

Introduction

The following historical unaudited pro forma condensed consolidated financial information for the years ended January 31, 2021, 2020 and 2019 for Naked Brand Group Limited (“NBG”) have been prepared to show the removal from historical results the discontinued operations of NBG specifically related to the Bendon business, which was sold during the six months ended July 31, 2021.

The presentation currency of NBG was changed from New Zealand dollars to U.S. dollars to align with the current presentation currency of NBG that changed following the disposal of the discontinued operations.

The historical audited consolidated financial statements of NBG were included in NBG’s Annual Report on Form 20-F for the fiscal year ended January 31, 2021, which was filed by NBG with the SEC on May 18, 2021.

A-93

NBG’S PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED JANUARY 31, 2021, 2020 and 2019

(UNAUDITED)

(in thousands, except shares and per share data)

Year Ended January 31, 2021	31 January 2021 (Historical) US $000’s	(Elimination of discontinued operations) US $000’s	31 January 2021 (As adjusted) US $000’s
Continuing operations
Revenue	52,418	(36,428)	15,990
Cost of sale of goods	(30,222)	18,410	(11,812)
Gross profit	22,196	(18,018)	4,178
Other Income	2,766	(2,766)	-
Interest Income	3	(3)	-
Brand management expenses	(18,914)	13,492	(5,422)
Administrative expenses	(6,258)	5,964	(294)
Corporate expenses	(6,123)	3,749	(2,374)
Finance expenses	(5,379)	1,215	(4,164)
Brand transition, restructure and transaction expenses	(14,753)	1,320	(13,433)
Impairment expense	(3,206)	3,206	-
Other foreign currency gain/(loss)	2,385	155	2,540
Fair value loss on convertible notes derivative and warrants	(17,389)	-	(17,389)
Gain on disposal of intangible Assets	-	-	-
Loss before income tax	(44,672)	8,314	(36,358)
Income tax expense	(88)	88	-
Total loss for the period	(44,760)	8,402	(36,358)
Weighted average number of shares outstanding			109,370,410
			US$
Basic and Diluted net loss per share			$(0.332)

See the accompanying notes to the historical unaudited pro forma condensed consolidated financial statements.

A-94

Year Ended January 31, 2020	31 January 2020 (Historical) US $000’s	(Elimination of discontinued operations) US $000’s	31 January 2020 (As adjusted) US $000’s
Continuing operations
Revenue	59,218	(40,421)	18,797
Cost of sale of goods	(36,982)	24,038	(12,944)
Gross profit	22,236	(16,383)	5,853
Other Income	-	-	-
Interest Income	8	(8)	-
Brand management expenses	(23,377)	16,461	(6,916)
Administrative expenses	(7,783)	7,277	(506)
Corporate expenses	(8,398)	5,009	(3,389)
Finance expenses	(3,428)	2,564	(864)
Brand transition, restructure and transaction expenses	(9,595)	4,033	(5,562)
Impairment expense	(5,854)	1,484	(4,370)
Other foreign currency gain/(loss)	404	(1,242)	(838)
Fair value loss on convertible notes derivative and warrants	-	-	-
Gain on disposal of intangible Assets	596	-	596
Loss before income tax	(35,191)	19,195	(15,996)
Income tax expense	(514)	52	(462)
Total loss for the period	(35,705)	19,247	(16,458)
Weighted average number of shares outstanding			1,563,056
			US$
Basic and Diluted net loss per share			$(10.529)

See the accompanying notes to the historical unaudited pro forma condensed consolidated financial statements.

A-95

Year Ended January 31, 2019	31 January 2019 (Historical) US $000’s	(Elimination of discontinued operations) US $000’s	31 January 2019 (As adjusted) US $000’s
Continuing operations
Revenue	77,012	(73,231)	3,781
Cost of sale of goods	(51,250)	48,783	(2,467)
Gross profit	25,762	(24,448)	1,314
Other Income	-	-	-
Interest Income	-	-	-
Brand management expenses	(33,893)	31,988	(1,905)
Administrative expenses	(2,362)	2,322	(40)
Corporate expenses	(9,733)	8,037	(1,696)
Finance expenses	(2,781)	2,699	(82)
Brand transition, restructure and transaction expenses	(6,933)	4,277	(2,656)
Impairment expense	(5,624)	2,823	(2,801)
Other foreign currency gain/(loss)	1,351	(1,201)	150
Fair value loss on convertible notes derivative and warrants	(533)	533	-
Gain on disposal of intangible Assets	-	-	-
Loss before income tax	(34,746)	27,030	(7,716)
Income tax expense	877	(401)	476
Total loss for the period	(33,869)	26,629	(7,240)
Weighted average number of shares outstanding			243,790
			US$
Basic and Diluted net loss per share			$(29.698)

See the accompanying notes to the historical unaudited pro forma condensed consolidated financial statements.

A-96

The above historical unaudited condensed consolidated statement of profit or loss should be read in conjunction with NBG’s Annual Report on Form 20-F for the fiscal year ended January 31, 2021, filed by NBG with the SEC on May 18, 2021.

On December 20, 2019 the company executed a 1-100 reverse share split reducing the number of shares. The reverse split is reflected in the number of shares for the years ended January 31, 2020 and January 31, 2019.

Notes to the historical unaudited pro forma condensed consolidated financial information

NOTE 1 - BASIS OF PRO FORMA PRESENTATION

The historical unaudited pro forma financial statements apply accounting under International Financial Reporting Standards (IFRS).

NOTE 2 - ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

The historical unaudited pro forma condensed consolidated statements of profit or loss includes adjustments for the elimination of discontinued operations to arrive at an adjusted NBG balance, specifically to reflect the removal of the Bendon business.

NOTE 3 – CHANGE IN FUNCTIONAL AND PRESENTATION CURRENCY

On April 30, 2021, following the divestment of Bendon, the functional currency of the parent entity was changed from Australian dollars to U.S. dollars. In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates,” the change in functional currency is accounted for prospectively from the date of change; in other words, NBG translated all items into the new functional currency using the exchange rate as at the date of the change except for equity. The resulting translated amounts for non-monetary items have been treated as their historical cost.

Consequently, the presentation currency of NBG was also changed from New Zealand dollars to U.S. dollars to align with the functional currency of NBG.

Since change in the presentation currency represents a change in accounting policy as per IAS 8, the change is accounted for retrospectively. Therefore IAS 21 principles are applied, the historical pro forma condensed consolidated statements of profit or loss is translated from the old reporting currency into the new reporting currency using the average exchange rate for the relevant period, while the balance sheet is translated using the applicable period end exchange rate. Equity is translated on historical rates.

A-97

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Cenntro Electric Group, Inc., Cenntro Automotive Corporation and Cenntro Automotive Group Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Cenntro Electric Group, Inc., Cenntro Automotive Corporation and Cenntro Automotive Group Limited (the “Group” or the “Company”) as of December 31, 2020 and 2019, the related combined statements of operations and comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2021.

New York, New York

July 16, 2021, except for Note 1, Note 15 and Note 19, as to which the date is November 8, 2021.

F-2

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

COMBINED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	Note	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents		$4,549,034	$1,228,706
Accounts receivable, net	4	463,333	292,374
Inventories	5	4,207,990	6,588,723
Prepayment and other current assets, net	6	2,087,756	2,254,002
Receivable from disposal of land use rights and properties	8	7,724,138	—
Amounts due from related parties	18	1,101,144	848,981
Total current assets		20,133,395	11,212,786
Non-current assets:
Equity method investments	7	—	327,371
Properties, plants and equipment, net	8	1,039,191	14,295,220
Land use rights, net	9	—	15,517,883
Intangible assets, net		45,430	111,231
Right-of-use assets, net	14	423,304	593,209
Other non-current assets	10	1,117,648	110,127
Total non-current assets		2,625,573	30,955,041
Total Assets		$22,758,968	$42,167,827

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Short-term loans	11	$—	$15,383,952
Accounts and notes payable		3,722,686	7,186,239
Accrued expense and other current liabilities	12	5,743,323	2,784,746
Contractual liabilities		1,690,837	1,918,554
Operating lease liabilities, current	14	131,014	273,990
Amounts due to related parties	18	3,248,777	5,755,709
Total current liabilities		14,536,637	33,303,190
Operating lease liabilities, non-current	14	356,143	456,590
Total Liabilities		$14,892,780	$33,759,780
Commitments and contingencies	17	—	—

EQUITY
Common Stock
Cenntro Electric Group, Inc., $0.01 par value; 1,500 shares authorized; one and nil share issued and one and nil outstanding at December 31, 2020 and December 31, 2019, respectively		—	—
Cenntro Automotive Corporation, $0.001 par value; 1,000,000 shares authorized; 1,000,000 and 1,000,000 share issued outstanding at December 31, 2020 and December 31, 2019, respectively		1,000	1,000
Ordinary Share
Cenntro Automotive Group Limited, nil par value; 1,000 shares authorized; 1,000 and 1,000 shares issued outstanding at December 31, 2020 and December 31, 2019, respectively		—	—
Additional paid-in capital		103,112,793	99,748,576
Accumulated deficit		(93,314,128)	(88,148,236)
Accumulated other comprehensive loss		(1,904,839)	(3,203,865)
Total equity attributable to shareholders		7,894,826	8,397,475
Non-controlling interests		(28,638)	10,572
Total Equity		7,866,188	8,408,047
Total Liabilities and Equity		$22,758,968	$42,167,827

The accompanying notes are an integral part of these combined financial statements.

F-3

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollar, except for number of shares)

		For the Years Ended December 31,
	Note	2020	2019
Net revenues	3(l)	$5,460,003	$3,575,887
Cost of goods sold		(4,889,850)	(3,699,741)
Gross profit/(loss)		570,153	(123,854)

OPERATING EXPENSES:
Selling and marketing expenses		(783,763)	(964,471)
General and administrative expenses		(8,735,534)	(10,959,203)
Research and development expenses		(1,365,380)	(2,145,884)
Provision for doubtful accounts		(319,816)	(3,598,506)
Total operating expenses		(11,204,493)	(17,668,064)

Loss from operations		(10,634,340)	(17,791,918)

OTHER INCOME (EXPENSE):
Interest expense, net		(1,411,558)	(1,058,795)
Loss from and impairment on equity method investments	7	(330,103)	(1,235,306)
Gain from disposal of land use rights and properties	8	7,005,446	—
Other income, net		173,624	580,549
Loss before income taxes		(5,196,931)	(19,505,470)
Income tax expense	13	—	—
Net loss		(5,196,931)	(19,505,470)
Less: net loss attributable to non-controlling interests		(31,039)	(39,455)
Net loss attributable to shareholders		$(5,165,892)	$(19,466,015)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment		1,290,855	431,153
Total comprehensive loss		(3,906,076)	(19,074,317)

Total comprehensive loss attributable to non-controlling interests		(39,210)	(38,393)
Total comprehensive loss to shareholders		$(3,866,866)	$(19,035,924)

The accompanying notes are an integral part of these combined financial statements.

F-4

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

COMBINED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for number of shares)

	Common Stock		Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholder’s	Non- controlling	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Equity	Interest	Equity
Balance as of January 1, 2019	1,000,000	$1,000	1,000	$—	$94,655,067	$(68,682,221)	$(3,633,955)	$22,339,891	$48,964	$22,388,855
Contribution from principal shareholder	—	—	—	—	170,000	—	—	170,000	—	170,000
Share-based compensation	—	—	—	—	4,923,509	—	—	4,923,509	—	4,923,509
Net loss	—	—	—	—	—	(19,466,015)	—	(19,466,015)	(39,455)	(19,505,470)
Foreign currency translation adjustment	—	—	—	—	—	—	430,090	430,090	1,063	431,153
Balance as of December 31, 2019	1,000,000	$1,000	1,000	$—	$99,748,576	$(88,148,236)	$(3,203,865)	$8,397,475	$10,572	$8,408,047
Share-based compensation	1	—	—	—	3,364,217	—	—	3,364,217	—	3,364,217
Net loss	—	—	—	—	—	(5,165,892)	—	(5,165,892)	(31,039)	(5,196,931)
Foreign currency translation adjustment	—	—	—	—	—	—	1,299,026	1,299,026	(8,171)	1,290,855
Balance as of December 31, 2020	1,000,001	$1,000	1,000	$—	$103,112,793	$(93,314,128)	$(1,904,839)	$7,894,826	$(28,638)	$7,866,188

The accompanying notes are an integral part of these combined financial statements.

F-5

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

COMBINED STATEMENTS OF CASH FLOW

(Expressed in U.S. dollar, except for number of shares)

	For the Year Ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,196,931)	$(19,505,470)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,840,980	2,071,269
Amortization of operating lease right-of-use asset	198,103	416,160
Impairment of properties, plant and equipment	58,760	—
Inventory write-downs	719,608	959,334
Provision for doubtful accounts	319,816	3,598,506
Impairment of equity method investments	—	444,911
Foreign currency exchange loss, net	74,851	29,857
Share-based compensation expense	3,364,217	4,923,509
Gain from disposal of land use rights and properties	(7,005,446)	—
(Gain) loss from disposal of plant and equipment	(1,817)	48,156
Gain on disposal of equity method investment	—	(794,624)
Equity pick up loss of the investment	330,103	790,395
Changes in operating assets and liabilities:
Accounts receivable	(342,689)	2,415,642
Inventories	1,944,683	84,142
Prepayment and other assets	(659,277)	(237,864)
Amounts due from/to related parties	643,903	1,065,614
Accounts and notes payable	(3,726,929)	(3,368,185)
Accrued expense and other current liabilities	106,623	1,352,210
Contractual liabilities	(267,038)	1,313,792
Operating lease liabilities	(276,274)	(277,722)
Net cash used in operating activities	(7,874,754)	(4,670,368)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from transfer of equity method investment	—	86,855
Purchase of properties, plants and equipment	(77,012)	(56,273)
Purchase of intangible assets	—	(118,531)
Proceeds from disposal of land use rights and properties, plants and equipment	27,027,065	63,330
Loans provided to related parties	(2,827,645)	(5,270,406)
Repayment of loans from related parties	2,344,897	6,826,680
Net cash provided by investing activities	26,467,305	1,531,655

CASH FLOWS FROM FINANCING ACTIVITIES:
Contribution from principal shareholder	—	170,000
Loans proceed from related parties	3,462,725	4,475,727
Repayment of loans to related parties	(6,115,534)	(2,738,750)
Loans proceed from third parties	2,882,576	1,751,595
Repayment of loans to third parties	(227,066)	(665,881)
Proceeds from bank loans	10,862,968	15,503,451
Repayments to bank loans	(26,375,287)	(17,327,386)
Net cash (used in) provided by financing activities	(15,509,618)	1,168,756
Effect of exchange rate changes on cash	237,395	(24,613)
Net increase/(decrease) in cash, cash equivalents and restricted cash	3,320,328	(1,994,570)
Cash, cash equivalents at beginning of year	1,228,706	3,223,276
Cash, cash equivalents at end of year	$4,549,034	$1,228,706

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$—	$—
Interest paid	$(829,168)	$(814,777)

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Disposal funds of equity method investment deducted to capital injection to Zhejiang RAP	$—	$849,722
Right of use asset obtained in exchange for new operating lease liabilities	$—	$972,207

The accompanying notes are an integral part of these combined financial statements.

F-6

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Principal activities

Cenntro Automotive Group Limited (“CAG Cayman”), formerly known as Cenntro Motors Group Limited, was formed in Cayman Islands on August 22, 2014.

Cenntro Automotive Corporation (“CAC”), formerly known as Cenntro Motor Corporation, was incorporated in the state of Delaware on March 22, 2013. CAC became CAG Cayman’s wholly owned company on May 26, 2016. CAC conducted business to design and develop electric utility vehicles.

Cenntro Automotive Group Limited (“CAG HK”), formerly known as Cenntro Automotive (Hong Kong) Limited, which shares the same name with CAG Cayman, was established by CAG Cayman on February 15, 2016 in Hong Kong. CAG HK conducts business through its subsidiaries in mainland China.

Cenntro Electric Group, Inc. (“CEG”) was incorporated in the state of Delaware on March 9, 2020 as a holding company and a wholly owned subsidiary of CAG Cayman. CEG has no current operations.

All references to the “Company” refer to CEG, CAG HK and its consolidated subsidiaries and CAC, on a combined basis. Historically, the Company’s business has been conducted through CAG HK and its subsidiaries and CAC.

The Company is a designer and manufacturer of electric light- and medium-duty commercial vehicles (“ECVs”). The Company both (i) designs, manufactures, assembles, homologates and sells ECVs to third parties for distribution and service to end-users and (ii) distributes manufactured vehicle kits, which are then assembled, homologated, sold and serviced by third parties in their respective markets.

F-7

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

As of December 31, 2020, the Company’s subsidiaries are as follows:

Name	Date of Incorporation	Place of incorporation	Percentage of direct or indirect economic interest
Sinomachinery Equipment Limited (“Sinomachinery HK”)	June 2, 2011	Hong Kong	100%
Zhejiang Sinomachinery Co., Limited (“Sinomachinery Zhejiang”)	June 16, 2011	PRC	100%
Shengzhou Cenntro Machinery Co., Limited (“Cenntro Machinery”)	July 12, 2012	PRC	100%
Zhejiang Agrimach Co., Limited	December 9, 2013	PRC	100%
Hangzhou Hengzhong Tech Co., Limited	December 16, 2014	PRC	100%
Hangzhou Cenntro Autotech Co., Limited (“Cenntro Hangzhou”)	May 6, 2016	PRC	100%
Hangzhou Yiwei Tech Co., Limited	October 26, 2016	PRC	85%
Zhejiang Xbean Tech Co., Limited	December 28, 2016	PRC	90%
Hangzhou Ronda Tech Co., Limited	June 5, 2017	PRC	100%
Zhejiang Tooniu Tech Co., Limited	December 19, 2018	PRC	100%

NOTE 2 – LIQUIDITY

For the year ended December 31, 2020 and 2019, the Company incurred net losses of $5,196,931 and $19,505,470, respectively and had net cash used in operating activities of $7,874,754 and $4,670,368, respectively. The Company’s operating results for future periods are subject to uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

For the next 12 months from the issuance date of the combined financial statements, the Company plans to continue implementing various measures to boost revenue and controlling the cost and expenses, implementing comprehensive budget control and operation assessment, implementing enhanced vendor review and selection processes as well as enhancing internal controls on payable management, and creating synergy of the Company’s resources. The Company assesses that it could meet its obligations for the next 12 months from the issuance date of the combined financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The combined financial statements include the combined financial statements of CEG, and CAC and the consolidated financial statements of CAG HK and its subsidiaries from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in combination and consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Company’s combined financial statements include but are not limited to estimates and judgments applied in determination of provision for doubtful accounts, lower of cost and net realizable value of inventories, impairment losses for long-lived assets and investments, valuation allowance for deferred tax assets, fair value measurement for share-based compensation expense. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

F-8

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

(c) Fair value of financial instruments

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. These tiers include:

Level 1—defined as observable inputs such as quoted prices in active markets;

Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3—defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, deposit, prepayments and other current assets, amount due from related parties, accounts payable, accrued expenses and other current liabilities, short-term bank loans, and notes payable.

The carrying value of cash and cash equivalents, accounts receivable, prepayment and other current assets, accounts payable, accrued expenses and other current liabilities, and notes payable approximate fair value because of the short-term nature of these items. The estimated fair values of short-term loans were not materially different from their carrying value as presented due to the brief maturities and because the interest rates on these borrowings approximate those that would have been available for loans of similar remaining maturities and risk profiles. As the carrying amounts are reasonable estimates of fair value, these financial instruments are classified within Level 1 of the fair value hierarchy. The Company identified notes payable as Level 2 instruments due to the fact that the inputs to valuation are primarily based upon readily observable pricing information. The balance of notes payable, which were measured and disclosed at fair value, was nil and $199,661 as of December 31, 2020 and 2019, respectively. No financial instruments are classified within Level 3 of the fair value hierarchy.

(d) Cash and cash equivalents

The Company considers highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

As of December 31, 2020 and 2019, the Company has no restricted cash.

(e) Accounts receivable and provision for doubtful accounts

Accounts receivable are recognized and carried at net realizable value. Provision for doubtful accounts is recorded for periods in which the Company determines a loss is probable, based on its assessment of specific factors, such as troubled collections, historical experience, accounts aging, ongoing business relations and other factors. Account balances are charged off against the provision after all means of collection have been exhausted and the potential for recovery is considered remote.

(f) Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the basis of weighted average and comprises direct materials, direct labor cost and an appropriate proportion of overhead.

F-9

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

Net realizable value is based on estimated selling prices less selling expenses and any further costs of completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances. Write-downs are recorded in the cost of goods sold in the combined statements of operations and comprehensive loss.

(g) Properties, plants and equipment, net

Properties, plants and equipment are carried at cost less accumulated depreciation. Depreciation is calculated over the asset’s estimated useful life, using the straight-line method. Leasehold improvements are amortized over the life of the asset or the term of the lease, whichever is shorter. Estimated useful lives are as follows:

Buildings	20 years
Machinery and equipment	5-10 years
Office equipment	5 years
Motor vehicles	3-5 years
Leasehold improvement	3-10 years
Others	3 years

The Company reassesses the reasonableness of the estimates of useful lives and residual values of long-lived assets when events or changes in circumstances indicate that the useful lives and residual values of a major asset or a major category of assets may not be reasonable. Factors that the Company considers in deciding when to perform an analysis of useful lives and residual values of long-lived assets include, but are not limited to, significant variance of a business or product line in relation to expectations, significant deviation from industry or economic trends, and significant changes or planned changes in the use of the assets. The analysis will be performed at the asset or asset category with the reference to the assets’ conditions, current technologies, market, and future plan of usage and the useful lives of major competitors.

The costs and related accumulated depreciation of assets sold or otherwise retired are eliminated from the Company’s accounts and any gain or loss is included in the combined statements of operations and comprehensive loss. The cost of maintenance and repair is charged to expenses as incurred, whereas significant renewals and betterments are capitalized.

The Company constructs certain of its properties including recodifications and improvement of its office buildings and plants. Depreciation is recorded at the time assets are ready for the intended use.

(h) Land use rights, net

Land in China is owned by the government and land ownership rights cannot be sold to an individual or to a private company. However, the Chinese government grants the user a “land use right” to use the land. The land use rights granted to the Company are amortized using the straight-line method over a term of 42 years.

(i) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful life
Software	3 years

(j) Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Company measure the carrying amount of long-lived asset against the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The impairment test is performed at the asset group level.

F-10

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

(k) Equity method investments

Investee companies over which the Company has ability to exercise significant influence but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Company initially records its investment at cost and subsequently recognizes the Company’s proportionate share of each equity investee’s net income or loss after the date of investment into the combined statements of operations and comprehensive loss and accordingly adjusts the carrying amount of the investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company reviews its equity method investments for impairment whenever an event or circumstance indicates that other-than-temporary impairment (“OTTI”) has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The adjusted carrying amount of the assets become new cost basis.

(l) Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers with a date of the initial application of January 1, 2018 using the modified retrospective method. The impact of the adoption of ASC Topic 606 on the Company’s combined financial statements is not material.

The Company recognizes revenue when goods or services are transferred to customers in an amount that reflects the consideration which it expects to receive in exchange for those goods. In determining when and how revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (i) identification of contract with the customer; (ii) determination of performance obligations; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company generates revenue primarily through sales of light-duty ECVs, sales of ECV parts, and sales of off-road electric vehicles. Revenue is recognized at a point in time once the Company has determined that the customer has obtained control over the product. Control is typically deemed to have been transferred to the customer when the performance obligation is fulfilled, usually at the time of delivery, at the net sales price (transaction price). Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. Shipping and handling costs for product shipments occur prior to the customer obtaining control of the goods are accounted for as fulfilment costs rather than separate performance obligations and recorded as sales and marketing expenses.

F-11

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

The following table disaggregates the Company’s revenue by product line for the years ended December 31, 2020 and 2019:

	For the Years Ended December 31,
	2020	2019
Vehicles sales	$5,037,454	$3,224,794
Spare-parts sales	163,142	257,303
Other service income	259,407	93,790
Net revenues	$5,460,003	$3,575,887

The Company’s revenues are primarily derived from Europe, America and Asia. The following table sets forth disaggregation of revenue:

	For the Years Ended December 31,
	2020 Sales Revenue	2019 Sales Revenue
Primary geographical markets
Europe	$4,008,763	$2,859,779
America	734,206	383,718
Asia	717,034	332,390
Total	$5,460,003	$3,575,887

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. Under Topic 606, the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer is recognized as a contract asset. The Company has no contract assets as of December 31, 2020 and 2019.

Contractual liabilities primarily represent the Company’s obligation to transfer additional goods or services to a customer for which the Company has received consideration. The consideration received remains a contractual liability until goods or services have been provided to the customer.

The following table provides information about receivables and contractual liabilities from contracts with customers:

	December 31, 2020	December 31, 2019
Trade receivable (included in accounts receivable, net)	$463,333	$292,374
Contractual liabilities	$1,690,837	$1,918,554

(m) Cost of goods sold

Cost of goods sold mainly consists of production related costs including costs of raw materials, consumables, direct labor, overhead costs, depreciation of properties, plants and equipment, manufacturing waste treatment processing fees and inventory write-downs.

(n) Income taxes

The Company accounts for income tax using an asset and liability approach, which allows for the recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The accounting for deferred tax calculation represents the Company management’s best estimate of the most likely future tax consequences of events that have been recognized in our financial statements or tax returns and related future anticipation. A valuation allowance is recorded to reduce the deferred tax assets to an amount that is more likely than not to be realized after considering all available evidence, both positive and negative.

F-12

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as non-current. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

As required by applicable tax law, interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of the Company’s Hong Kong and PRC subsidiaries are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.11 (Revised) (“DIPN11”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the years ended December 31, 2020 and 2019, the Company did not have any material interest or penalties associated with tax positions. The Company did not have any significant unrecognized uncertain tax positions as of December 31, 2020 or 2019. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(o) Foreign currency translation

The combined financial statements are presented in United States dollars (“USD” or “$”). The functional currency of certain of the Company’s PRC subsidiaries is the Renminbi (“RMB”).

Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the reporting period. Capital accounts of the combined financial statements are translated into USD from RMB at their historical exchange rates when the capital transactions occurred. The rates are obtained from H.10 statistical release of the U.S. Federal Reserve Board.

	Years Ended December 31,
	2020	2019
Period end RMB: USD exchange rate	6.5250	6.9618
Average RMB: USD exchange rate	6.9042	6.9081

(p) Comprehensive loss

Comprehensive loss includes all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive loss are required to be reported in a financial statement that is presented with the same prominence as other financial statements. For the years presented, comprehensive loss includes net loss and the foreign currency translation changes.

F-13

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

(q) Segments

In accordance with ASC 280-10, Segment Reporting, the Company’s chief operating decision maker (“CODM”), identified as the Company’s Chief Executive Officer, relies upon the combined results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(r) Share-based compensation expenses

The Company’s share-based compensation expenses are recorded in accordance with ASC 718 and ASC 710.

Share-based awards to employees are measure based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

The estimate of forfeiture rate will be adjusted over the requisite serve period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change.

(s) Operating lease

The Company adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”) as of January 1, 2019, using the non-comparative transition option pursuant to ASU 2018-11. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things (i) allowed the Company to carry forward the historical lease classification; (ii) did not require the Company to reassess whether any expired or existing contracts are or contain leases; (iii) did not require the Company to reassess initial direct costs for any existing leases. Therefore, the Company did not consider its existing land use right that was not previously accounted for as leases under Topic 840. For all operating leases except for short-term leases, the Company recognized operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less were short-term lease and not recognized as right-of-use assets and lease liabilities on the combined balance sheets.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases is not readily determinable, the Company utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives. Some of the Company’s lease agreements contained renewal options; however, the Company did not recognize right-of-use assets or lease liabilities for renewal periods unless it was determined that the Company was reasonably certain of renewing the lease at inception or when a triggering event occurred. The Company’s lease agreements did not contain any material residual value guarantees or material restrictive covenants.

(t) Non-controlling Interest

A non-controlling interest in a subsidiary of CAG HK represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to CAG HK. Non-controlling interests are presented as a separate component of equity on the Combined Balance Sheets and operations and other comprehensive loss are attributed to controlling and non-controlling interests. As of December 31, 2020 and 2019, the Company’s non-controlling interests represented 15% equity interest of Hangzhou Yiwei Tech Co., Limited.

F-14

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

Recently issued accounting standards pronouncements

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments - Credit Losses (Topic 326)” (“ASU 2016-13”). ASU 2016-13 revises the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. Originally, ASU 2016-13 was effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. In November 2019, FASB issued ASU 2019-10, “Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842).” This ASU defers the effective date of ASU 2016-13 for public companies that are considered smaller reporting companies as defined by the SEC to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is planning to adopt this standard beginning on January 1, 2023. The Company is currently evaluating the potential effects of adopting the provisions of ASU No. 2016-13 on its combined financial statements, particularly its recognition of allowances for accounts receivable.

In August 2018, the FASB issued ASU 2018-13 Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds, and modifies certain disclosure requirements for fair value measurements under ASC 820. This ASU is to be applied on a prospective basis for certain modified or new disclosure requirements, and all other amendments in the standard are to be applied on a retrospective basis. The new standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. The Company has adopted this ASU in fiscal year 2020 and determined there is no material impact on its combined financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company will adopt the new standard effective January 1, 2022 and does not expect the adoption of this guidance to have a material impact on the combined financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities, Investments—Equity Method and Joint Ventures, and Derivatives and Hedging, which clarifies the interaction of the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. This guidance will be effective in the first quarter of 2021 on a prospective basis, with early adoption permitted. The Company will adopt the new standard effective January 1, 2021 and does not expect the adoption to have a material impact on the combined financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s combined financial statements upon adoption.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is summarized as follows:

	December 31, 2020	December 31, 2019
Accounts receivable	$1,584,448	$1,166,729
Less: provision for doubtful accounts	(1,121,115)	(874,355)
Accounts receivable, net	$463,333	$292,374

F-15

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

The movements of the provision for doubtful accounts are as follows:

	For the Years Ended December 31,
	2020	2019
Balance at the beginning of the year	$874,355	$—
Additions	92,009	946,590
Write-off	—	(51,418)
Foreign exchange	154,751	(20,817)
Balance at the end of the year	$1,121,115	$874,355

NOTE 5 – INVENTORIES

Inventories are summarized as follows:

	December 31, 2020	December 31, 2019
Raw material	$1,713,761	$3,115,792
Work-in-progress	931,249	1,395,105
Finished goods	1,562,980	2,077,826
Inventories	$4,207,990	$6,588,723

For the years ended December 31, 2020 and 2019, the impairment loss recognized by the Company for slow-moving inventory with cost lower than net realizable value was $719,608 and $959,334, respectively.

NOTE 6 – PREPAYMENT AND OTHER CURRENT ASSETS, NET

Prepayment and other current assets, net as of December 31, 2019 and 2020 consisted of the following:

	December 31, 2020	December 31, 2019
Receivable from third parties	$805,382	$740,486
Deductible input value added tax	903,715	1,233,275
Advance to suppliers	814,322	662,868
Others	178,187	192,707
Total	2,701,606	2,829,336
Less: provision for receivable from third parties	(613,850)	(575,334)
Prepayment and other current assets, net	$2,087,756	$2,254,002

The Company recorded provision for receivable from third parties of nil and $268,458 for the years ended December 31, 2020 and 2019, respectively.

F-16

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

NOTE 7 – EQUITY METHOD INVESTMENTS

	December 31, 2020	December 31, 2019
Equity method investment
Zhejiang RAP Smartcar Corporation (“Zhejiang RAP”)(a)	$—	$327,371
Jiangsu Rongyuan Auto Co., Ltd. (“Jiangsu Rongyuan”)(b)	—	—
Total	$—	$327,371

(a)	In March 2018, the Company invested in Zhejiang RAP with the initial investment cost of $1,927,133. As of January 1, 2019, the Company’s investment accounted for 33.4% of its equity interest. The Company accounts for the investment under the equity method because the Company has the ability to exercise significant influence but does not have control over Zhejiang RAP. For the years ended December 31, 2020 and 2019, the Company recognized investment loss of $330,103 and $650,253, respectively. Investment loss from equity method reduced the cost of investment to zero as of December 31, 2020.

On March 18, 2019, the Company disposed 6% of equity interest in Zhejiang RAP to a third party with the consideration of $955,400, with disposal gain of $794,624 recognized for the year ended December 31, 2019. After the disposal, the Company held 27.4% of equity interest in Zhejiang RAP.

(b)	On June 28, 2017, the Company invested RMB4,500,000 (approximately $0.65 million) in Jiangsu Rongyuan to acquire 15% of its equity interest. The Company accounts for the investment under the equity method because the Company’s representation on the board exceeding 33% and therefore the Company has the ability to exercise significant influence but does not have control over Jiangsu Rongyuan. For the year ended December 31, 2019, the Company recognized investment loss of $140,142 based on its proportionate share of equity interest. Since the business conditions of this investee deteriorated, the Company recognized impairment of $444,911 for the year ended December 31, 2019, reducing the cost to zero since then.

NOTE 8 – PROPERTIES, PLANTS AND EQUIPMENT, NET

Properties, plants and equipment, net as of December 31, 2020 and 2019 consisted of the following:

	December 31, 2020	December 31, 2019
At cost:
Buildings	$—	$13,024,967
Machinery and equipment	1,972,035	1,928,984
Leasehold improvement	652,520	1,759,844
Office equipment	950,106	1,438,758
Construction in progress	—	1,171,456
Motor vehicles	315,550	312,798
Total	3,890,211	19,636,807
Less: accumulated depreciation	(2,851,020)	(5,341,587)
Properties, plants and equipment, net	$1,039,191	$14,295,220

On November 9, 2020, the Company disposed its land use rights and buildings to a third party for a consideration of $34,326,979, with disposal gain of $7,005,446 recognized.

As of December 31, 2020 and 2019, the carrying value of properties, plants and equipment pledged as collateral for the Company’s bank loans was nil and $5,108,920, respectively

Depreciation expenses for the years ended December 31, 2020 and 2019 were $1,350,922 and $1,544,900, respectively.

Impairment loss for the years ended December 31, 2020 and 2019 were $58,760 and nil, respectively.

F-17

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

NOTE 9 – LAND USE RIGHTS, NET

The Company’s land use rights, net consist of the following:

	December 31, 2020	December 31, 2019
Cost of land use rights	$—	$19,122,284
Less: accumulated amortization	—	(3,604,401)
Land use rights, net	$—	$15,517,883

Amortization expenses for the years ended December 31, 2020 and 2019 were $420,834 and $458,829, respectively.

As of December 31, 2019, all the land use rights were pledged as collateral for the Company’s bank loans (see Note 11) until such land use rights were disposed on November 9, 2020 (see Note 8).

NOTE 10 – OTHER NON-CURRENT ASSETS, NET

	December 31, 2020	December 31, 2019
Deposit	$113,719	$110,127
Deferred offering cost	1,003,929	—
Receivable from a third party(a)	2,298,851	2,154,615
Total	3,416,499	2,264,742
Less: allowance for receivable from a third party(a)	(2,298,851)	(2,154,615)
Other non-current assets, net	$1,117,648	$110,127

(a)	In 2018, the Company signed an agreement with Anhua Automotive Co. Ltd., (“Anhua”) and paid an initial non-refundable deposit to participate in Anhua’s bankruptcy recombination process to develop further production capacity in China. However, due to the irrecoverable deterioration of Anhua’s business and the Company’s focus on Europe and America markets, further participation in the recombination was ceased. Therefore, the Company recorded full provision of the deposit for the year ended December 31, 2019.

NOTE 11 – SHORT-TERM LOANS

Short-term loans are summarized as follows:

	December 31, 2020	December 31, 2019
China Construction Bank Shengzhou Branch
Interest rate 4.785% per annum, due on January 16, 2020, secured by the land use rights	$—	$2,556,810
Interest rate 4.785% per annum, due on January 17, 2020, secured by the land use rights	—	3,332,471
Agricultural Bank of China Shengzhou Economic Development Zone Branch
Interest rate 4.7415% per annum, due on March 07, 2020, secured by the land use rights and buildings	—	2,154,615
Interest rate 4.611% per annum, due on March 05, 2020, secured by the land use rights	—	2,801,000
Interest rate 4.742% per annum, due on November 18, 2020, secured by the land use rights and buildings	—	2,154,615
Interest rate 4.742% per annum, due on December 03, 2020, secured by the land use rights and buildings	—	2,384,441
Total	$—	$15,383,952

F-18

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

As of December 31, 2019, the carrying value of the land use rights and the properties, plants and equipment pledged as collateral for the Company’s bank loans were $15,517,883 and $5,108,920, respectively. Such land use rights were disposed on November 9, 2020 (see Note 8).

The weighted average interest rates of short-term loans outstanding were nil and 4.735% per annum as of December 31, 2020 and 2019, respectively. The interest expense of the short-term loans for the years ended December 31, 2020 and 2019 were $801,196 and $857,102, respectively. On November 17, 2020, the Company paid off in full all outstanding bank loans with China Construction Bank and Agricultural Bank of China.

NOTE 12 – ACCRUED EXPENSE AND OTHER CURRENT LIABILITIES

Accrued expense and other current liabilities are summarized as follow:

	December 31, 2020	December 31, 2019
Loans from third parties	$4,073,856	$1,184,717
Employee payroll and welfare payables	973,637	674,420
Other taxes payable	6,576	662,028
Accrued professional fees	370,555	—
Others	318,699	263,581
Total	$5,743,323	$2,784,746

Loans from third parties represented a combined aggregate interest-free loans of $65,900 and $57,456 as of December 31, 2020 and 2019, respectively, and combined aggregate interest-bearing loans of $4,007,956 and $1,127,261 as of December 31, 2020 and 2019, respectively, with the weighted average annual interest rate of 13.59% and 11.42%, respectively. The majority of the loans from third parties will mature between July 2021 and December 2021, and are negotiable upon extension.

The Company is not subject to any material financial or restrictive covenants under the loan agreements with third parties. Each of these loans are unsecured obligations of the Company and rank equally with each other, and any future unsecured and unsubordinated indebtedness.

NOTE 13 – INCOME TAXES

United States

The holding company CEG and U.S. subsidiary CAC are subject to a federal tax rate of 21%.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Effective from April 1, 2018, a two-tier corporate income tax system was officially implemented in Hong Kong, which is 8.25% for the first HK$2.0 million profits, and 16.5% for the subsequent profits. Under the HK tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income. CAG HK and Sinomachinery HK, are registered in Hong Kong as intermediate holding companies, subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. Payments of dividends from Hong Kong subsidiaries are not subject to any Hong Kong withholding tax.

PRC

Pursuant to the tax laws and regulations of the PRC, the Company’s applicable enterprise income tax (“EIT”) rate is 25%.

F-19

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

(1) Income taxes

Income tax expenses for the years ended December 31, 2020 and 2019 are nil.

The components of (profit) loss before income taxes are summarized as follows:

	For the Years Ended December 31,
	2020	2019
(Profit) loss before income taxes consists of:
PRC	$(108,221)	$13,779,840
Non-PRC	5,305,152	5,725,630
Total	$5,196,931	$19,505,470

The actual income tax expense reported in the combined statements of operations and comprehensive loss for years ended December 31, 2020 and 2019 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	For the Years Ended December 31,
	2020	2019
Loss before provision for income tax	(5,196,931)	(19,505,470)
PRC statutory income tax rate	25%	25%
Income tax expense at the PRC statutory rate	(1,299,233)	(4,876,368)
Effect of income tax rate difference in other jurisdictions	91,397	33,047
Effect of non-deductible expenses	95,659	36,694
Effect of research and development deduction	(147,155)	(232,963)
Effect of valuation allowance	1,259,332	5,039,590
Total income tax expense	—	—
Effective income tax rate	0%	0%

(2) Deferred taxes assets, net

The tax effects of temporary differences that give rise to the deferred income tax assets balances as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Deferred income tax assets:
Employee share option plan expense	$4,981,854	$4,140,800
Impairment loss and doubtful accounts allowance	1,993,546	1,595,345
Tax loss carry forwards	10,991,490	10,127,602
Total deferred income tax assets	17,966,890	15,863,747
Valuation allowance	(17,966,890)	(15,863,747)
Deferred income tax assets, net	$—	$—

F-20

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

The movements of the valuation allowance are as follows:

	For the Years Ended December 31,
	2020	2019
Balance at the beginning of the year	$15,863,747	$10,914,638
Additions during the year	1,259,332	5,039,590
Effect of differing tax rates in different jurisdictions	91,397	33,047
Exchange rate effect	752,414	(123,528)
Balance at the end of the year	$17,966,890	$15,863,747

The valuation allowance as of December 31, 2019 and 2020 were provided for the deferred income tax assets of certain subsidiaries, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. For entities incorporated in Hong Kong and U.S., net loss can be carried forward indefinitely; for entity incorporated in the PRC, net loss can be carried forward for five years. Management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2020, the Company had net operating losses of $41,473,068 which will be available to offset future taxable income. Net operating loss carry forward of the Company of $1,636,494, $8,083,474, $14,521,289, $9,361,018, and $3,670,006 will expire, if unused, by 2021, 2022, 2023, 2024 and 2025, respectively. Net operating loss of $4,200,787 will be carried forward indefinitely.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2020 and 2019, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

NOTE 14 – LEASES

The Company leases office spaces under non-cancellable operating leases. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheets.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

A summary of lease cost recognized in the Company’s combined statements of operations and comprehensive loss is as follows:

	For the Years Ended December 31,
	2020	2019
Operating leases cost excluding short-term rental expense	$232,758	$446,260
Short-term lease cost	16,717	30,063
Total	$249,475	$476,323

F-21

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

A summary of supplemental information related to operating leases is as follows:

	December 31, 2020	December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities	$310,931	$246,668
Weighted average remaining lease term	2.08 years	3.02 years
Weighted average discount rate	4.75%	4.75%

The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of December 31, 2020.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of December 31, 2019.

The following table summarizes the maturity of lease liabilities under operating leases as of December 31, 2020:

For the Year Ending December 31,	Operating Leases
2021	$306,050
2022	217,564
Total lease payments	523,614
Less: imputed interest	36,457
Total	487,157
Less: current portion	131,014
Non-current portion	$356,143

NOTE 15 – Share-based Compensation

Share based compensation expenses relate to the share options granted by CAG Cayman to the employees and directors of the Company. For the years ended December 31, 2020 and 2019, total share-based compensation expenses allocated from CAG Cayman were $3,364,217 and $4,923,509, respectively.

Share options granted by CAG Cayman to employees of the Company

On February 10, 2016, CAG Cayman adopted the 2016 Share Incentive Plan (the “2016 Plan”, which allows CAG Cayman to grant options to the employees and directors of the Company to purchase up to 14,139,360 ordinary shares of CAG Cayman subject to vesting requirements. On April 17, 2018, CAG Cayman expanded the share reserve under the 2016 Plan, increasing the number of ordinary shares available for issuance under the 2016 Plan by an additional 10,484,797 ordinary shares to total 24,624,157 ordinary shares. Generally, the options become exercisable during the term of the optionee’s service in five equal annual instalments of 20% each. The expiration dates of the options are between six and eight years from the respective grant dates as stated in the option grant letters.

On March 7 and May 31, 2016, CAG Cayman granted 12,169,840 options and 650,000 options to the employees and directors of the Company to purchase CAG Cayman’s ordinary shares at exercise prices ranging from $0.2000 to $1.2092 per share. The options have a contractual term ranging from six years to eight years.

On August 1 and December 31, 2017, CAG Cayman granted 6,300,000 options and 2,580,000 options to the employees and directors of the Company to purchase CAG Cayman’s ordinary shares at exercise prices ranging from $1.6500 to $1.8792 per share. The options have a contractual term of eight years.

F-22

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

On December 31, 2019, CAG Cayman granted 580,000 options to certain management of the Company under the 2016 Plan to purchase CAG Cayman’s ordinary shares at exercise prices of $2.2126 per share. The options have a contractual term of eight years.

A summary of share options activity for the years ended December 31, 2020 and 2019 is as follows:

	Number of Share Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value US$
Outstanding at December 31, 2018	21,036,130	1.03	5.60	27,246,206
Granted	580,000	2.21
Exercised	—	—
Forfeited	—	—
Expired	—	—
Outstanding at December 31, 2019	21,616,130	1.07	4.69	28,639,946
Granted	—	—
Exercised	—	—
Forfeited	(2,640,000)	1.66
Expired	—	—
Outstanding at December 31, 2020	18,976,130	0.98	3.56	24,410,306
Vested and expected to vest as of December 31, 2020	18,976,130	0.98	3.56	24,410,306
Exercisable as of December 31, 2020	15,655,130	0.97	3.41	19,653,945

The total intrinsic value of options exercised during the years ended December 31, 2020 and 2019 were nil.

The Company calculated the fair value of the share options on the grant date using the Black-Scholes option-pricing valuation model, based on the equity value of CAG Cayman. The assumptions used in the valuation model are summarized in the following table.

	Year Ended December 31,
	2020	2019
	US$	US$
Expected volatility	82.33%-93.48%	82.33%-93.48%
Expected dividends yield	0%	0%
Risk-free interest rate per annum	1.84%-2.40%	1.84%-2.40%
The fair value of underlying ordinary shares (per share)	US$1.21-US$2.92	US$1.21-US$2.92

The expected volatility is calculated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. The risk-free interest rate is estimated based on the yield to maturity of China treasury bonds based on the expected term of the incentive shares.

No income tax benefit was recognized in the combined statements of comprehensive loss as the share-based compensation expense was not tax deductible.

F-23

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

The fair values of the options granted for the years ended December 31, 2020 and 2019 are as follows:

	Year Ended December 31,
	2020	2019
	US$	US$
Weighted average grant date fair value of option per share	—	2.40
Aggregate grant date fair value of options	—	1,393,740

As of December 31, 2020, there was approximately $3,056,724 of total unrecognized compensation cost related to unvested share options and the unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 2.51 years.

NOTE 16 – CONCENTRATIONS

(a) Customers

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the years ended December 31, 2020 and 2019.

	Year ended December 31, 2020		Year ended December 31, 2019
Customer	Amount	% of Total	Amount	% of Total
A	$3,168,204	58%	$990,225	28%
B	717,460	13%	886,396	25%
AYRO, Inc.(1)	583,406	11%	—	—
D	14,460	*	697,880	20%
Total	$4,483,530	82%	$2,574,501	73%

*	represented the percentage below 10%

(1)	CAG Cayman owned 4.4% and 13.7% of the common stock of AYRO, Inc., as of December 31, 2020 and 2019, respectively. CAG Cayman does not exercise significant influence on AYRO, Inc.

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of December 31, 2020 and 2019.

	As of December 31, 2020		As of December 31, 2019
Customer	Amount	% of Total	Amount	% of Total
E	$843,923	53%	$790,974	68%
A	422,367	27%	—	—
Total	$1,266,290	80%	$790,974	68%

F-24

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

(b) Suppliers

For the years ended December 31, 2020 and 2019, the Company’s material suppliers, each of whom accounted for more than 10% of the Company’s total purchases, were as follows:

	Year ended December 31, 2020		Year ended December 31, 2019
Supplier	Amount	% of Total	Amount	% of Total
A	$175,605	12%	$923,025	31%
B	—	—	560,117	19%
C	—	—	393,275	13%
Total	$175,605	12%	$1,876,417	63%

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2020, the Company was not aware of any material litigation or lawsuit pending against the Company.

Commitment

In December 2020, the Company signed a non-cancellable operating lease agreement for its ECV manufacturing facility in Changxing, China. The lease period began in April 2021 and ends in March 2024. Pursuant to the agreement, the Company prepaid the first year of its rent obligations in February 2021 and thereafter will be obligated to pay rent in advance semiannually. The annual base rent for this facility is $481,471.

Future minimum lease payments under non-cancellable operating lease agreements was as follows:

For the year ending December 31,	Operating Leases
2021	$620,384
2022	524,530
2023	484,238
Total	$1,629,152

F-25

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

NOTE 18 – RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties:	Relationship with the Company
Mr. Peter Wang	Chairman, Chief Executive Officer, founder and principal shareholder of CAG Cayman

Mr. Yeung Heung Yeung	A director and board member of CEG, and principal shareholder of CAG Cayman

Ms. Yan Yinjing	Immediate family of Mr. David Ming He, the Chief Financial Officer of CAG Cayman

Mr. Zhong Wei	Chief Technology Officer of CAG Cayman

Ms. Xu Cheng	Immediate family of Mr. Chris Xiongjian Chen, Chief Operating Officer of CAG Cayman

CAG Cayman	Mr. Peter Wang is a principal shareholder

Devirra Corporation Limited and its subsidiaries (Collectively referred to the “Devirra Group”)	Entities controlled by CAG Cayman

Cenntro Holding Limited	Ultimately controlled by Mr. Peter Wang

Zhejiang Zhongchai Machinery Co., Ltd (“Zhejiang Zhongchai”)	Ultimately controlled by Mr. Peter Wang

Zhejiang RAP	An entity significantly influenced by Hangzhou Ronda Tech Co., Limited

Jiangsu Rongyuan	An entity significantly influenced by Hangzhou Ronda Tech Co., Limited

Zhuhai Hengzhong Industrial Investment Fund (Limited Partner) (“Zhuhai Hengzhong”)	Mr. Peter Wang served as General Partner

Shenzhen Yuanzheng Investment Development Co. Ltd (“Shenzhen Yuanzheng”)	Controlled by Mr. Yeung Heung Yeung

Shanghai Hengyu Enterprise Management Consulting Co., Ltd (“Shanghai Hengyu”)	Ultimately controlled by Mr. Peter Wang

F-26

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

Related party transactions

During the years ended December 31, 2020 and 2019, the Company had the following material related party transactions

	For the Years Ended December 31,
	2020	2019
Interest income from a related party
Zhejiang RAP	$69,523	$53,093

Purchase of raw materials from related parties
Devirra Group	—	1,002,086
Zhejiang Zhongchai	—	393,277
Jiangsu Rongyuan	—	560,120

Consulting service provided by a related party
Shanghai Hengyu	107,905	121,596

Interest expense on loans provided by related parties
Mr. Yeung Heung Yeung	96,559	—
Mr. Zhong Wei	109,726	71,019
Others	72,483	52,466

Payment for consulting service provided by a related party
Shanghai Hengyu	110,802	118,701

Reclassification of loan payable from due to a related party to other current liabilities
Yan Yinjing(1)	143,153	—

(1)	Yan Yinjing is the immediate family of Mr. David Ming He, the Chief Financial Officer of CAG. Therefore, the loan payable to Ms. Yan Yinjing has been reclassified to accrued expense and other current liabilities.

Amounts due from Related Parties

The following table presents amounts due from related parties as of December 31, 2020 and 2019.

	As of December 31,
	2020	2019
Devirra Group(1)	$637,078	$390,720
Zhejiang Zhongchai(2)	464,066	458,261
Jiangsu Rongyuan(3)	241,046	204,597
Total	1,342,190	1,053,578
Less: provision for receivable from a related party(3)	(241,046)	(204,597)
Amounts due from related parties, net	$1,101,144	$848,981

(1)	The balance represented the advances to the related parties for daily operational purposes, which is due on demand. $279,918 of the balance as of December 31, 2020 has been subsequently collected as of April 30, 2021.

(2)	The balances mainly represented the accounts receivable for selling industrial equipment of $332,418 and advance to Zhejiang Zhongchai for daily operational purpose of $131,648 as of December 31, 2020. $137,931 of the balance as of December 31, 2020 has been subsequently collected as of April 30, 2021.

(3)	The balances mainly represented the advances to the related parties for daily operational purposes. Since the business conditions deteriorated, the Company recognized full provision for the year ended December 31, 2020 and 2019.

F-27

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

Amounts due to Related Parties

The following table presents amounts due to related parties as of December 31, 2020 and 2019.

	As of December 31,
	2020	2019
Mr. Yeung Heung Yeung(1)	$1,196,559	$400,000
Mr. Zhong Wei(1)	923,751	1,126,905
CAG Cayman(2)	226,549	2,478,550
Zhejiang RAP(3)	215,054	270,509
Shenzhen Yuanzheng(1)	370,906	313,161
Cenntro Holding Limited (2)	1,951	468,418
Mr. Peter Wang(1)	81,496	240,370
Zhuhai Hengzhong(2)	210,774	228,389
Ms. Yan Yinjing(1)	—	128,179
Ms. Xu Cheng(1)	21,737	98,356
Shanghai Hengyu(2)	—	2,872
Total	$3,248,777	$5,755,709

(1)	The balance represented the interest-bearing loan provided by related parties to the Company. The weighted average annual interest rates for the loans were 17.31% and 10.12% as of December 31, 2020 and 2019, respectively.

(2)	The balance represented the advance funds from related parties for daily operational purposes. The funds are interests-free, and repayable upon demand.

(3)	As of December 31, 2020, the balances represented the equity investment payable of $1,264,368 offset by one-year interest bearing loan to Zhejiang RAP of $1,049,314 with a maturity date of December 31, 2021. The applicable interest rate for the loan is 8% per annum.

NOTE 19 – SUBSEQUENT EVENT

The Company has performed an evaluation of subsequent events through the date the combined financial statements were issued and determined that no events that would have required adjustment or disclosure in the combined financial statements, except for the following:

Subsequently, the Company determined not to pursue an initial public offering and corporate reorganization and, as a result, the related note disclosure was removed.

F-28

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

CONDENSED COMBINED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	Note	June 30, 2021	December 31, 2020
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents		$1,965,143	$4,549,034
Accounts receivable, net	4	1,613,627	463,333
Inventories	5	2,858,559	4,207,990
Prepayment and other current assets, net	6	2,291,949	2,087,756
Receivable from disposal of land use rights and properties		1,611,279	7,724,138
Amounts due from related parties	15	407,559	1,101,144
Total current assets		10,748,116	20,133,395
Non-current assets:
Properties and equipment, net	7	925,691	1,039,191
Intangible assets, net		24,415	45,430
Right-of-use assets, net	11	3,062,734	423,304
Other non-current assets	8	2,484,846	1,117,648
Total non-current assets		6,497,686	2,625,573
Total Assets		$17,245,802	$22,758,968

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Accounts and notes payable		1,496,582	3,722,686
Accrued expense and other current liabilities	9	5,862,173	5,743,323
Contractual liabilities		1,527,401	1,690,837
Operating lease liabilities, current	11	449,368	131,014
Amounts due to related parties	15	1,963,680	3,248,777
Total current liabilities		11,299,204	14,536,637
Operating lease liabilities, non-current	11	2,260,763	356,143
Total Liabilities		$13,559,967	$14,892,780
Commitments and contingencies	14

EQUITY
Common Stock
Cenntro Electric Group, Inc., $0.01 par value; 1,500 shares authorized; one and one share issued and one and one outstanding at June 30, 2021 and December 31, 2020, respectively		—	—
Cenntro Automotive Corporation, $0.001 par value; 1,000,000 shares authorized; 1,000,000 and 1,000,000 shares issued outstanding at June 30 2021 and December 31, 2020, respectively		1,000	1,000
Ordinary Share
Cenntro Automotive Group Limited, nil par value; 1,000 shares authorized; 1,000 and 1,000 shares issued outstanding at June 30 2021 and December 31, 2020, respectively		—	—
Additional paid-in capital		103,272,072	103,112,793
Accumulated deficit		(97,856,695)	(93,314,128)
Accumulated other comprehensive loss		(1,696,215)	(1,904,839)
Total equity attributable to shareholders		3,720,162	7,894,826
Non-controlling interests		(34,327)	(28,638)
Total Equity		3,685,835	7,866,188
Total Liabilities and Equity		$17,245,802	$22,758,968

The accompanying notes are an integral part of these condensed combined financial statements.

F-29

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

UNAUDITED CONDENSED COMBINED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Expressed in U.S. dollar, except for number of shares)

		For the Six Months Ended June 30,
		2021	2020
		(unaudited)	(unaudited)
Net revenues		$2,455,726	$1,759,454
Cost of goods sold		(2,005,426)	(1,742,985)
Gross profit		450,300	16,469

OPERATING EXPENSES:
Selling and marketing expenses		(262,372)	(351,745)
General and administrative expenses		(4,160,852)	(4,041,107)
Research and development expenses		(637,067)	(721,535)
Reversal of (provision for) doubtful accounts		78,653	(204,552)
Total operating expenses		(4,981,638)	(5,318,939)

Loss from operations		(4,531,338)	(5,302,470)

OTHER INCOME (EXPENSE):
Interest expense, net		(417,826)	(739,418)
Loss from equity method investments		—	(324,094)
Other income, net		402,333	82,067
Loss before income taxes		(4,546,831)	(6,283,915)
Income tax expense	10	—	—
Net loss		(4,546,831)	(6,283,915)
Less: net loss attributable to non-controlling interests		(4,264)	(21,188)
Net loss attributable to shareholders		$(4,542,567)	$(6,262,727)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment		207,199	(234,860)
Total comprehensive loss		(4,339,632)	(6,518,775)

Total comprehensive loss attributable to non-controlling interests		(5,689)	(19,634)
Total comprehensive loss attributable to shareholders		$(4,333,943)	$(6,499,141)

The accompanying notes are an integral part of these condensed combined financial statements.

F-30

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

UNAUDITED CONDENSED COMBINED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for number of shares)

	Common Stock		Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholder’s	Non- controlling	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Equity	Interest	Equity
Balance as of December 31, 2019	1,000,000	$1,000	1,000	$—	$99,748,576	$(88,148,236)	$(3,203,865)	$8,397,475	$10,572	$8,408,047
Share-based compensation	1	—	—	—	1,682,109	—	—	1,682,109	—	1,682,109
Net loss	—	—	—	—	—	(6,262,727)	—	(6,262,727)	(21,188)	(6,283,915)
Foreign currency translation adjustment	—	—	—	—	—	—	(236,415)	(236,415)	1,554	(234,861)
Balance as of June 30, 2020 (unaudited)	1,000,001	$1,000	1,000	$—	$101,430,685	$(94,410,963)	$(3,440,280)	$3,580,442	(9,062)	$3,571,380

Balance as of December 31, 2020	1,000,001	$1,000	1,000	$—	$103,112,793	$(93,314,128)	$(1,904,839)	$7,894,826	$(28,638)	$7,866,188
Share-based compensation	—	—	—	—	719,490	—	—	719,490		719,490
Debt due from shareholders deduction of additional paid-in capital					(560,211)			(560,211)		(560,211)
Net loss	—	—	—	—		(4,542,567)	—	(4,542,567)	(4,264)	(4,546,831)
Foreign currency translation adjustment	—	—	—	—	—	—	208,624	208,624	(1,425)	207,199
Balance as of June 30, 2021 (unaudited)	1,000,001	$1,000	1,000	$—	$103,272,072	$(97,856,695)	$(1,696,215)	$3,720,162	$(34,327)	$3,685,835

The accompanying notes are an integral part of these condensed combined financial statements.

F-31

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOW

(Expressed in U.S. dollar, except for number of shares)

	For the Six Months Ended June 30,
	2021	2020
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operating activities	$(6,416,398)	$(4,088,062)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of properties and equipment	(271,835)	(20,558)
Payment of long-term investment payable	(906,601)	—
Proceeds from disposal of land use rights and property, plant and equipment	6,210,308	—
Loans provided to related parties	(1,530,100)	(1,133,742)
Repayment of loans from related parties	2,093,106	1,160,152
Net cash provided by investing activities	5,594,878	5,852

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans proceeds from related parties	2,364,105	1,521,116
Repayment of loans to related parties	3,283,576	(407,667)
Loans proceed from third parties	—	1,948,640
Repayment of loans to third parties	(933,212)	(27,243)
Proceeds from bank loans	53,619	10,718,847
Repayments to bank loans	—	(10,736,330)
Net cash (used in) provided by financing activities	(1,799,064)	3,017,363
Effect of exchange rate changes on cash	36,693	(12,899)
Net decrease in cash and cash equivalents	(2,583,891)	(1,077,746)
Cash and cash equivalents at beginning of year	4,549,034	1,228,706
Cash and cash equivalents at end of year	$1,965,143	$150,960

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$—	$—
Interest paid	$—	$(429,364)

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Right of use assets obtained in exchange for operating lease obligations	$2,374,410	$—
Debt due from shareholders deduction of additional paid-in capital	560,211	—

The accompanying notes are an integral part of these combined financial statements.

F-32

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Principal activities

Cenntro Automotive Group Limited (“CAG Cayman”), formerly known as Cenntro Motors Group Limited, was formed in Cayman Islands on August 22, 2014.

Cenntro Automotive Corporation (“CAC”), formerly known as Cenntro Motor Corporation, was incorporated in the state of Delaware on March 22, 2013. CAC became CAG Cayman’s wholly owned company on May 26, 2016. CAC conducted business to design and develop electric utility vehicles.

Cenntro Automotive Group Limited (“CAG HK”), formerly known as Cenntro Automotive (Hong Kong) Limited, which shares the same name with CAG Cayman, was established by CAG Cayman on February 15, 2016 in Hong Kong. CAG HK conducts business through its subsidiaries in mainland China.

Cenntro Electric Group, Inc. (“CEG”) was incorporated in the state of Delaware on March 9, 2020 as a holding company and a wholly owned subsidiary of CAG Cayman. CEG has no current operations.

All references to the “Company” refer to CEG, CAG HK and its consolidated subsidiaries and CAC, on a combined basis. Historically, the Company’s business has been conducted through CAG HK and its subsidiaries and CAC.

The Company is a designer and manufacturer of electric light- and medium-duty commercial vehicles (“ECVs”). The Company both (i) designs, manufactures, assembles, homologates and sells ECVs to third parties for distribution and service to end-users and (ii) distributes manufactured vehicle kits, which are then assembled, homologated, sold and serviced by third parties in their respective markets.

F-33

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

As of June 30, 2020, the Company’s subsidiaries are as follows:

Name	Date of Incorporation	Place of incorporation	Percentage of direct or indirect economic interest
Sinomachinery Equipment Limited (“Sinomachinery HK”)	June 2, 2011	Hong Kong	100%
Zhejiang Sinomachinery Co., Limited (“Sinomachinery Zhejiang”)	June 16, 2011	PRC	100%
Shengzhou Cenntro Machinery Co., Limited (“Cenntro Machinery”)	July 12, 2012	PRC	100%
Hangzhou Hengzhong Tech Co., Limited	December 16, 2014	PRC	100%
Hangzhou Cenntro Autotech Co., Limited (“Cenntro Hangzhou”)	May 6, 2016	PRC	100%
Hangzhou Yiwei Tech Co., Limited	October 26, 2016	PRC	85%
Zhejiang Xbean Tech Co., Limited	December 28, 2016	PRC	90%
Hangzhou Ronda Tech Co., Limited	June 5, 2017	PRC	100%
Zhejiang Tooniu Tech Co., Limited	December 19, 2018	PRC	100%

NOTE 2 – LIQUIDITY

For the six months ended June 30, 2021 and 2020, the Company incurred net losses of $4,546,831 and $6,283,915, respectively and had net cash used in operating activities of $7,322,370 and $4,088,062, respectively. The Company’s operating results for future periods are subject to uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

For the next 12 months from the issuance date of the unaudited combined interim financial statements, the Company plans to continue implementing various measures to boost revenue and controlling the cost and expenses, implementing comprehensive budget control and operation assessment, implementing enhanced vendor review and selection processes as well as enhancing internal controls on payable management, and creating synergy of the Company’s resources. The Company assesses that it could meet its obligations for the next 12 months from the issuance date of the unaudited combined interim financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying combined balance sheet as of December 31, 2020, which has been derived from audited financial statements, and the unaudited interim combined financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Certain information and disclosures, which are normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), have been condensed or omitted pursuant to such rules and regulations. Management believes that the disclosures made are adequate to provide a fair presentation. The interim financial information should be read in conjunction with the audited financial statements and the notes for the years ended December 31, 2020 and 2019.

The combined financial statements include the combined financial statements of CEG, and CAC and the consolidated financial statements of CAG HK and its subsidiaries from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in combination and consolidation.

F-34

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

(b) Recent Accounting Pronouncements

Except for the accounting standards update (“ASU”) issued but not yet adopted as disclosed in Note 3 to the audited financial statements for the years ended December 31, 2020 and 2019, there is no ASU issued by the Financial Accounting Standards Board (“FASB”) that is expected to have a material impact on the unaudited condensed combined financial statements upon adoption.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is summarized as follows:

	June 30, 2021	December 31, 2020
	(unaudited)
Accounts receivable	$1,613,627	$1,584,448
Less: provision for doubtful accounts	—	(1,121,115)
Accounts receivable, net	$1,613,627	$463,333

Movements of the provision for doubtful accounts are as follows:

	For the Six Months Ended June 30,
	2021	2020
	(unaudited)	(unaudited)
Balance at the beginning of the period	$(1,121,115)	$(874,355)
Additions	—	(87,635)
Write off	1,121,115	—
Foreign exchange	—	17,514
Balance at the end of the period	$—	$(944,476)

NOTE 5 – INVENTORIES

Inventories are summarized as follows:

	June 30, 2021	December 31, 2020
	unaudited
Raw material	$1,435,475	$1,713,761
Work-in-progress	200,156	931,249
Finished goods	1,222,928	1,562,980
Inventories	$2,858,559	$4,207,990

For the six months ended June 30, 2021 and 2020, the impairment loss recognized by the Company for slow-moving inventory with cost lower than net realizable value was $513,182 and $542,382, respectively.

F-35

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

NOTE 6 – PREPAYMENT AND OTHER CURRENT ASSETS, NET

Prepayment and other current assets, net as of June 30, 2021 and December 31, 2020 consisted of the following:

	June 30, 2021	December 31, 2020
	(unaudited)
Advance to suppliers	$1,111,963	$814,322
Receivable from third parties	864,073	805,382
Deductible input value added tax	819,351	903,715
Others	115,528	178,187
Total	2,910,915	2,701,606
Less: provision for receivable from third parties	(618,966)	(613,850)
Prepayment and other current assets, net	$2,291,949	$2,087,756

The Company didn’t record any provision for receivable from third parties for the six months ended June 30, 2021 and 2020, respectively.

NOTE 7 – PROPERTIES AND EQUIPMENT, NET

Properties and equipment, net as of June 30, 2021 and December 31, 2020 consisted of the following:

	June 30, 2021	December 31, 2020
	(unaudited)
At cost:
Machinery and equipment	$1,594,310	$1,972,035
Leasehold improvement	722,647	652,520
Office equipment	721,943	950,106
Motor vehicles	298,926	315,550
Construction in progress	22,659	—
Total	3,360,485	3,890,211
Less: accumulated depreciation	(2,434,794)	(2,851,020)
Properties and equipment, net	$925,691	$1,039,191

On November 9, 2020, the Company disposed its land use rights and buildings to a third party for a consideration of $34,326,979, with disposal gain of $7,005,446 recognized.

Depreciation expenses for the six months ended June 30, 2021 and 2020 were $374,328 and $701,645, respectively.

Impairment loss for the six months ended June 30, 2021 and 2020 were $6,193 and $87,746, respectively.

NOTE 8 – OTHER NON-CURRENT ASSETS, NET

	June 30, 2021	December 31, 2020
	(unaudited)
Receivable from a third party(a)	$2,323,960	$2,298,851
Deferred offering cost	2,095,970	1,003,929
Prepayment for investment	232,396	—
Deposit	156,480	113,719
Total	4,808,806	3,416,499

F-36

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

	June 30, 2021	December 31, 2020
	(unaudited)
Less: allowance for receivable from a third party(a)	(2,323,960)	(2,298,851)
Other non-current assets, net	$2,484,846	$1,117,648

(a)	In 2018, the Company signed an agreement with Anhua Automotive Co. Ltd., (“Anhua”) and paid an initial non-refundable deposit to participate in Anhua’s bankruptcy recombination process to develop further production capacity in China. However, due to the irrecoverable deterioration of Anhua’s business and the Company’s focus on Europe and America markets, further participation in the recombination was ceased. Therefore, the Company recorded full provision of the deposit for the year ended December 31, 2019.

NOTE 9 – ACCRUED EXPENSE AND OTHER CURRENT LIABILITIES

Accrued expense and other current liabilities are summarized as follow:

	June 30, 2021	December 31, 2020
	(unaudited)
Loans from third parties	$3,404,098	$4,073,856
Accrued professional fees	1,202,361	370,555
Employee payroll and welfare payables	895,705	964,016
Other tax payable	5,559	6,576
Others	354,450	328,320
Total	$5,862,173	$5,743,323

Loans from third parties represented combined aggregate interest-bearing loans of $3,404,098 and $4,073,856 as of June 30, 2021 and December 31, 2020, respectively, with the weighted average annual interest rate of 16.53% and 13.39%, respectively. The majority of the loans from third parties as of June 30, 2021 will mature between September 2021 and December 2021, and are negotiable for extension upon maturity.

The Company is not subject to any material financial or restrictive covenants under the loan agreements with third parties. Each of these loans are unsecured obligations of the Company and rank equally with each other, and any future unsecured and unsubordinated indebtedness.

NOTE 10 – INCOME TAXES

United States

The holding company CEG and U.S. subsidiary CAC are subject to a federal tax rate of 21%.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Effective from April 1, 2018, a two-tier corporate income tax system was officially implemented in Hong Kong, which is 8.25% for the first HK$2.0 million profits, and 16.5% for the subsequent profits. Under the HK tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income. CAG HK and Sinomachinery HK, are registered in Hong Kong as intermediate holding companies, subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. Payments of dividends from Hong Kong subsidiaries are not subject to any Hong Kong withholding tax.

PRC

Pursuant to the tax laws and regulations of the PRC, the Company’s applicable enterprise income tax (“EIT”) rate is 25%.

Income tax expenses for the six months ended June 30, 2021 and 2020 were both nil.

F-37

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

NOTE 11 – LEASES

The Company leases office spaces under non-cancellable operating leases. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheets.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

A summary of lease cost recognized in the Company’s condensed combined statements of operations and comprehensive loss is as follows:

	For the Six Months Ended June 30,
	2021	2020
	(unaudited)	(unaudited)
Operating leases cost excluding short-term rental expense	$273,131	$120,430
Short-term lease cost	2,764	10,330
Total	$275,895	$130,760

A summary of supplemental information related to operating leases is as follows:

	For the Six Months Ended June 30,
	2021	2020
	(unaudited)	(unaudited)
Cash paid for amounts included in the measurement of lease liabilities	$613,282	$—
Weighted average remaining lease term	4.89 years	2.50 years
Weighted average discount rate	4.75%	4.75%

The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of June 30, 2021 and 2020, respectively.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of June 30, 2021 and 2020, respectively.

The following table summarizes the maturity of lease liabilities under operating leases as of June 30, 2021:

Operating Leases
Six months ending December 31, 2021	$161,031
Years ended December 31,
2022	925,437
2023	521,933
2024	486,730
2025	486,730
2026	486,730
Total lease payments	3,068,591

F-38

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

Operating Leases
Less: imputed interest	358,460
Total	2,710,131
Less: current portion	449,368
Non-current portion	$2,260,763

NOTE 12 – SHARE-BASED COMPENSATION

Share based compensation expenses relate to the share options granted by CAG Cayman to the employees and directors of the Company. For the six months ended 2021 and 2020, total share-based compensation expenses allocated from CAG Cayman were $710,490 and $1,682,109, respectively.

Share options granted by CAG Cayman to employees of the Company

On February 10, 2016, CAG Cayman adopted the 2016 Share Incentive Plan (the “2016 Plan”, which allows CAG Cayman to grant options to the employees and directors of the Company to purchase up to 14,139,360 ordinary shares of CAG Cayman subject to vesting requirements. On April 17, 2018, CAG Cayman expanded the share reserve under the 2016 Plan, increasing the number of ordinary shares available for issuance under the 2016 Plan by an additional 10,484,797 ordinary shares to total 24,624,157 ordinary shares. Generally, the options become exercisable during the term of the optionee’s service in five equal annual instalments of 20% each. The expiration dates of the options are between six and eight years from the respective grant dates as stated in the option grant letters.

On March 7 and May 31, 2016, CAG Cayman granted 12,169,840 options and 650,000 options to the employees and directors of the Company to purchase CAG Cayman’s ordinary shares at exercise prices ranging from $0.2000 to $1.2092 per share. The options have a contractual term ranging from six years to eight years.

On August 1 and December 31, 2017, CAG Cayman granted 6,300,000 options and 2,580,000 options to the employees and directors of the Company to purchase CAG Cayman’s ordinary shares at exercise prices ranging from $1.6500 to $1.8792 per share. The options have a contractual term of eight years.

On December 31, 2019, CAG Cayman granted 580,000 options to certain management of the Company under the 2016 Plan to purchase CAG Cayman’s ordinary shares at exercise prices of $2.2126 per share. The options have a contractual term of eight years.

A summary of share options activity for the six months ended June 30, 2021 and 2020 is as follows:

	Number of Share Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value US$
Outstanding at December 31, 2019	21,616,130	1.07	4.69	28,639,946
Granted	—	—
Exercised	—	—
Forfeited	2,520,000	1.65
Expired	—	—
Outstanding at June 30, 2020 (unaudited)	19,096,130	0.99	4.07	24,597,866

Outstanding at December 31, 2020	18,976,130	0.98	3.56	24,410,306
Granted	—
Exercised	—
Forfeited	—
Expired	—
Outstanding at June 30, 2021 (unaudited)	18,976,130	0.98	3.06	24,410,306

F-39

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

	Number of Share Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value US$
Vested and expected to vest as of June 30, 2021 (unaudited)	18,976,130	0.98	3.06	24,410,306
Exercisable as of June 30, 2021 (unaudited)	17,512,130	0.90	2.89	21,732,314

The total intrinsic value of options exercised during the six months ended June 30, 2021 and 2020 were nil.

No income tax benefit was recognized in the combined statements of comprehensive loss as the share-based compensation expense was not tax deductible.

The fair values of the options granted for the six months ended June 30, 2021 and 2020 were nil.

As of June 30, 2021, there was approximately $808,872 of total unrecognized compensation cost related to unvested share options and the unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 2.54 years.

NOTE 13 – CONCENTRATIONS

(a) Customers

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the six months ended June 30, 2021 and 2020.

	Six months ended June 30,
	2021		2020
Customer	Amount	% of Total	Amount	% of Total
	(unaudited)		(unaudited)
A	$1,347,874	55%	$760,039	43%
AYRO, Inc.(1)	516,357	21%	*	*
B	294,000	12%	234,273	13%
C	—	—	490,789	28%
Total	$2,158,231	88%	$1,485,101	84%

*	represented the percentage below 10%

(1)	CAG Cayman owned 2.0% and 4.4% of the common stock of AYRO, Inc., as of June 30, 2021 and December 31, 2020, respectively. CAG Cayman does not exercise significant influence on AYRO, Inc.

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of June 30, 2021 and December 31, 2020.

	As of June 30, 2021		As of December 31, 2020
Customer	Amount	% of Total	Amount	% of Total
	(unaudited)
A	$1,555,021	96%	$422,367	91%
Total	$1,555,021	96%	$422,367	91%

F-40

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

(b) Suppliers

For the six months ended June 30, 2021 and 2020, the Company’s material suppliers, each of whom accounted for more than 10% of the Company’s total purchases, were as follows:

	Six months ended June 30,
	2021		2020
Supplier	Amount	% of Total	Amount	% of Total
	(unaudited)		(unaudited)
A	$128,658	13%	$—	—
B	120,026	12%	—	—
Total	$248,684	25%	$—	—

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2021 the Company was not aware of any material litigation or lawsuit pending against the Company.

Commitments

Future minimum lease payments under non-cancellable operating lease agreements as of June 30, 2021 were as follows:

Operating Leases
Six Months ending December 31, 2021	$161,031
Year ended December 31,
2022	925,437
2023	521,933
2024	486,730
2025	486,730
2026	486,730
Total	$3,068,591

NOTE 15 – RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties:	Relationship with the Company
Mr. Peter Wang	Chairman, Chief Executive Officer, founder and principal shareholder of CAG Cayman

Mr. Yeung Heung Yeung	A director and board member of CEG, and principal shareholder of CAG Cayman

Ms. Yan Yinjing	Immediate family of Mr. David Ming He, the Chief Financial Officer of CAG Cayman

F-41

CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

Name of related parties:	Relationship with the Company
Mr. Zhong Wei	Chief Technology Officer of CAG Cayman

Ms. Xu Cheng	Immediate family of Mr. Chris Xiongjian Chen, Chief Operating Officer of CAG Cayman
CAG Cayman	Mr. Peter Wang is a principal shareholder

Devirra Corporation Limited and its subsidiaries (Collectively referred to the “Devirra Group”)	Entities controlled by CAG Cayman

Cenntro Holding Limited	Ultimately controlled by Mr. Peter Wang

Zhejiang Zhongchai Machinery Co., Ltd (“Zhejiang Zhongchai”)	Ultimately controlled by Mr. Peter Wang

Zhejiang RAP	An entity significantly influenced by Hangzhou Ronda Tech Co., Limited

Jiangsu Rongyuan	An entity significantly influenced by Hangzhou Ronda Tech Co., Limited

Zhuhai Hengzhong Industrial Investment Fund (Limited Partner) (“Zhuhai Hengzhong”)	Mr. Peter Wang served as General Partner

Shenzhen Yuanzheng Investment Development Co. Ltd (“Shenzhen Yuanzheng”)	Controlled by Mr. Yeung Heung Yeung

Shanghai Hengyu Enterprise Management Consulting Co., Ltd (“Shanghai Hengyu”)	Ultimately controlled by Mr. Peter Wang

Related party transactions

During the six months ended June 30, 2021 and 2020, the Company had the following material related party transactions

	For the Six Months Ended June 30,
	2021	2020
	(unaudited)	(unaudited)
Interest income from a related party
Zhejiang RAP	$15,993	$34,129
Interest expense on loans provided by related parties
Mr. Yeung Heung Yeung	65,096	48,059
Mr. Zhong Wei	6,018	53,541
Capital Injection to a related party
Zhejiang RAP	906,601
Rental income from a related party
Devirra Group	122,196	38,020
Reclassification of loan payable from due to a related party to other current liabilities
Yan Yinjing(1)	$—	$133,721

(1)	Yan Yinjing is the immediate family of Mr. David Ming He, the Chief Financial Officer of CAG. Therefore, the loan payable to Ms. Yan Yinjing has been reclassified to accrued expense and other current liabilities.

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CENNTRO ELECTRIC GROUP, INC., CENNTRO AUTOMOTIVE CORPORATION

AND CENNTRO AUTOMOTIVE GROUP LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for number of shares)

Amounts due from Related Parties

The following table presents amounts due from related parties as of June 30, 2021 and December 31, 2020.

	June 30, 2021	December 31, 2020
	(unaudited)
Zhejiang Zhongchai(1)	$407,559	$464,066
Devirra Group(2)	—	637,078
Jiangsu Rongyuan(3)	164,793	241,046
Total	572,352	1,342,190
Less: provision for receivable from a related party	(164,793)	(241,046)
Amounts due from related parties, net	$407,559	$1,101,144

(1)	The balances mainly represented the advance to Zhejiang Zhongchai for daily operational purposes of $407,559 as of June 30, 2021.

(2)	In the first half of 2021, a portion of the balance as of December 31, 2020 was collected and the remaining balance of $560,211 was guaranteed by CAG Cayman and was deducted from additional paid-in capital.

(3)	The balances mainly represented the advances to the related party for daily operational purposes. Since the business conditions of the related party deteriorated, the Company recognized full provision for the year ended December 31, 2020. $78,653 of the balance as of December 31, 2020 has been subsequently net off against the balance due to this related party in the first half of 2021.

Amounts due to Related Parties

The following table presents amounts due to related parties as of June 30, 2021 and December 31, 2020.

	June 30, 2021	December 31, 2020
	(unaudited)
Mr. Yeung Heung Yeung(1)	$1,261,655	$1,196,559
Shenzhen Yuanzheng(1)	393,549	370,906
Mr. Zhong Wei(1)	162,210	923,751
Mr. Peter Wang(1)	71,595	81,496
Zhejiang RAP(3)	46,586	215,054
Ms. Xu Cheng(1)	21,975	21,737
CAG Cayman(2)	4,708	226,549
Cenntro Holding Limited(2)	1,402	1,951
Zhuhai Hengzhong(2)	—	210,774
Total	$1,963,680	$3,248,777

(1)	The balance represented the interest-bearing loan provided by related parties to the Company. The weighted average annual interest rates for the loans were 11.73% and 17.31% as of June 30, 2021 and December 31, 2020, respectively.
(2)	The balance represented the advance funds from related parties for daily operational purposes. The funds are interests-free, and repayable upon demand.
(3)	As of June 30, 2021, the balances represented the equity investment payable of $368,890 and the one-year interest bearing loan to Zhejiang RAP of $322,304 with a maturity date of December 31, 2021. The applicable interest rate for the loan is 8% per annum.

NOTE 16 – SUBSEQUENT EVENT

The Company has performed an evaluation of subsequent events through the date the unaudited combined interim financial statements were issued and determined that no events that would have required adjustment or disclosure in the combined financial statements, except for the following:

Subsequently, the Company determined not to pursue an initial public offering and corporate reorganization and, as a result, the related note disclosure was removed.

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